UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended DECEMBER 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**

Commission File Number 001-40602

ERASCA, INC.
(Exact name of Registrant as specified in its Charter)

Delaware	**83-1217027**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3115 Merryfield Row, Suite 300 San Diego, CA	**92121**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (858) 465-6511

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	ERAS	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant was approximately $316.4 million based on the closing price of the Registrant's common stock as reported on the Nasdaq Global Select Market of $1.27 per share on June 30, 2025, the last business day of the Registrant's most recently completed second quarter. Shares of common stock held by each executive officer and director and by each other person who may be deemed to be an affiliate of the Registrant have been excluded from this computation. The determination of affiliate status for this purpose is not necessarily a conclusive determination for other purposes.

The number of shares of Registrant's Common Stock outstanding as of March 5, 2026 was 310,799,547.

DOCUMENTS INCORPORATED BY REFERENCE

Certain sections of the Registrant's definitive proxy statement for the 2026 annual meeting of stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K are incorporated by reference into Part III of this Form 10-K.

Table of Contents

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PART I

Forward-Looking Statements and Market Data

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and Section 27A of the Securities Act of 1933, as amended (the Securities Act). All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, business strategy, research and development plans, the anticipated timing, costs, design and conduct of our ongoing and planned preclinical studies and planned clinical trials for our product candidates, the timing and likelihood of regulatory filings and approvals for our product candidates, our ability to commercialize our product candidates, if approved, the pricing and reimbursement of our product candidates, if approved, the impact of global geopolitical and economic events and war on our business, the potential to develop future product candidates, the potential benefits of current and future licenses, acquisitions, and strategic arrangements with third parties, and our intent to enter into any future strategic arrangements, the timing and likelihood of success, plans and objectives of management for future operations, and future results of anticipated product development efforts, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. This Annual Report on Form 10-K also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to a number of risks, uncertainties and assumptions, including those described in Part I, Item 1A, “Risk Factors.” The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. All forward-looking statements are qualified in their entirety by this cautionary statement, which is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

This Annual Report on Form 10-K includes our trademarks as well as trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this Annual Report on Form 10-K appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

We maintain a website at www.erasca.com, to which we regularly post copies of our press releases as well as additional information about us. Our filings with the Securities and Exchange Commission (SEC) are available free of charge through our website as soon as reasonably practicable after being electronically filed with or furnished to the SEC. Information contained in our website does not constitute a part of this report or our other filings with the SEC.

Risk Factor Summary

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading “Risk Factors” in Item 1A of Part I of this Annual Report on Form 10-K, and should be carefully considered, together with other information in this Annual Report on Form 10-K and our other filings with the SEC before making investment decisions regarding our common stock.

- We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.
- We will require substantial additional capital to finance our operations, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our development programs, commercialization efforts or other operations.
- If we are unable to successfully develop and commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.
- Our approach to the discovery and development of product candidates is unproven, and we do not know whether we will be able to develop any products of commercial value, or if competing approaches will limit the commercial value of our product candidates.
- Clinical and preclinical development involves a lengthy and expensive process with an uncertain outcome, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results. Our product candidates may not have favorable results in clinical trials, if any, or receive regulatory approval on a timely basis, or at all.
- Any difficulties or delays in the commencement or completion, or termination or suspension, of our current or future clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.
- Use of our product candidates could be associated with side effects, adverse events or other properties or safety risks, which could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon a product candidate, limit the commercial profile of an approved label or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.
- We rely on third parties to conduct many of our preclinical studies and clinical trials and to manufacture our product candidates, and these third parties may not perform satisfactorily.
- We face significant competition from entities that have developed or may develop product candidates for cancer, including companies developing novel treatments and technology platforms. If our competitors develop technologies or product candidates more rapidly than we do or their technologies are more effective, our business and our ability to develop and successfully commercialize products may be adversely affected.
- Our success depends on our ability to protect our intellectual property and our proprietary technologies.
- The trading price of the shares of our common stock has been, and is likely to continue to be highly volatile, and purchasers of our common stock could incur substantial losses.

Item 1. Business.

Overview

At Erasca, our name is our mission: to erase cancer.

We are a clinical-stage precision oncology company singularly focused on discovering, developing, and commercializing therapies for patients with RAS/MAPK pathway-driven cancers. Molecular alterations in RAS, the most frequently mutated oncogene, and the MAPK pathway, one of the most frequently altered signaling pathways in cancer, account for more than five million new patients diagnosed with cancer globally each year. Our company was co-founded by leading pioneers in precision oncology and RAS targeting to create novel therapies and combination regimens designed to comprehensively shut down the RAS/MAPK pathway for the treatment of patients with cancer. Our focused RAS/MAPK pathway pipeline comprises modality-agnostic programs aligned with our three therapeutic strategies of: (1) targeting key upstream and downstream signaling nodes in the RAS/MAPK pathway; (2) targeting RAS directly; and (3) targeting escape routes that emerge in response to treatment. Our pipeline enables us to pursue a systematic, data-driven, portfolio-wide clinical development effort to identify therapeutic approaches with the goal of prolonging survival in numerous patient populations with high unmet medical needs.

Our modality-agnostic approach aims to allow us to selectively and potently target critical signaling nodes with the most appropriate modality, including small and large molecule therapeutics. Our purpose-built pipeline includes two clinical-stage programs (ERAS-0015, a pan-RAS molecular glue; and ERAS-4001, a pan-KRAS inhibitor), and ERAS-12, a discovery-stage program (an EGFR D2/D3 biparatopic antibody), for which we have identified a lead candidate. We believe our world-class team's capabilities and experience, further guided by our scientific advisory board (SAB), which includes the world's leading experts in the RAS/MAPK pathway, uniquely position us to achieve our bold mission of erasing cancer.

Of the more than five million new patients diagnosed globally per year with cancers driven by RAS/MAPK pathway molecular alterations, most have limited or no targeted therapy treatment options. While the RAS/MAPK pathway has been well characterized and validated based on multiple compounds approved or in development targeting discrete signaling nodes in the cascade, most of these compounds face resistance and tolerability challenges, highlighting the need for new approaches to target this pathway. We believe that to effectively shut down a pathway that signals as promiscuously as RAS/MAPK, a holistic approach must be taken to target not just individual nodes, but multiple nodes and cooperative mechanisms in parallel. As depicted in the following figure and described below, we are pursuing three therapeutic strategies that may be used in combination with the goal of comprehensively, and perhaps synergistically, shutting down the RAS/MAPK pathway.



Other RTKs
EGFR
RAS-GDP
2
GEF
GRB2
GDP
GTP
GAP
SOS1
NF1
SHP2
2
RAS-GTP
MAPK pathway
PI3K pathway
RAF
PI3K
1
MEK
P
AKT
P
ERK
P
mTOR
MYC
3
Legend
Target upstream & downstream RAS/MAPK nodes
Target RAS directly
Target escape routes
Nodes targeted by Erasca

1. ***Target upstream and downstream MAPK pathway nodes with single agents and combinations intended to clamp these oncogenic drivers.*** We are evaluating drug combinations targeting upstream and downstream nodes to shut down, or “clamp,” the signaling of various oncogenic drivers, such as receptor tyrosine kinases (RTKs), NF1, RAS, RAF, and MEK alterations, trapped between the inhibited nodes. For example, we are exploring ERAS-0015 in combination with an anti-EGFR monoclonal antibody for the treatment of patients with metastatic colorectal cancer.

2. ***Target RAS, the midstream MAPK pathway node, directly with single agents and combinations.*** Our RAS-targeting franchise, ERAS-0015 and ERAS-4001, consists of molecules that are designed to potently and selectively bind to oncogenic RAS alterations (e.g., G12X, G13X +/- Q61X) and to block activation of wildtype RAS isoforms that mediate tumor resistance. These molecules are designed to prevent RAS-mediated signaling either by preventing RAS from binding to downstream effector proteins by forming a RAS-Cyclophilin A protein complex (as in the case of ERAS-0015) or by locking KRAS in the inactive GDP-bound state (as in the case of ERAS-4001).

3. ***Target escape routes enabled by other proteins or pathways to further disrupt RAS/MAPK pathway signaling.*** RAS-driven cancers utilize escape routes, namely cooperative mechanisms, to develop resistance to targeted therapies. By shutting down these potential escape routes, we aim to provide more robust inhibition of oncogenic signaling.

To pursue these therapeutic strategies, we have assembled and are developing a pipeline targeting multiple signaling nodes to shut down the RAS/MAPK pathway. We intend to study these agents either alone or in rational combinations across multiple relevant tumor types. The following table summarizes our current modality-agnostic pipeline to eradicate RAS/MAPK pathway-driven cancers.

Program	Target	Modality	Indication	Discovery	IND-enabling	Phase 1	Phase 2	Phase 3	Worldwide Rights
ERAS-0015	RAS	small molecule molecular glue	RASm solid tumors	AURORAS-1					ERASCA
ERAS-4001	KRAS	small molecule	KRASm solid tumors	BOREALIS-1					ERASCA
ERAS-12	EGFR D2/D3	large molecule	EGFR & RAS/MAPK solid tumors						ERASCA

small molecule   small molecule molecular glue   large molecule

We in-licensed our RAS-targeting franchise in May 2024. The RAS targeting landscape can be divided into pan-RAS, pan-KRAS, and mutant-selective approaches. We believe pan-RAS and pan-KRAS targeting molecules can address a broad population of patients with G12X, G13X, and possibly Q61X mutations, and also have the potential to address or prevent resistance by blocking wildtype RAS activation.

ERAS-0015 is a potential best-in-class pan-RAS molecular glue in development for the treatment of patients with RAS-mutated solid tumors. In vitro, ERAS-0015 has shown approximately 8-21 times higher binding affinity to cyclophilin A versus the most advanced pan-RAS molecular glue in development. We believe this higher binding affinity results in approximately 5 times more potent RAS inhibition in cell-based assays versus the comparator. ERAS-0015 also has favorable absorption, distribution, metabolism and excretion (ADME) and pharmacokinetics (PK) properties in multiple animal species. As a result of these favorable in vitro potency and ADME/PK attributes, ERAS-0015 has demonstrated comparable to greater in vivo antitumor activity at doses which are approximately one-tenth to one-eighth of the dose of the most advanced pan-RAS molecular glue. In combination with an anti-PD-1 antibody, ERAS-0015 was able to achieve complete disappearance of tumors in mice on day 31. The combination of ERAS-0015 plus the anti-EGFR antibody cetuximab induced significant tumor growth inhibition and demonstrated the potential combination benefit of blocking both oncogenic drivers. Our initial clinical trial for ERAS-0015 is called AURORAS-1. The investigational new drug application (IND) for AURORAS-1 was cleared by the US Food and Drug Administration (FDA) in May 2025. ERAS-0015, which we license from Guangzhou Joyo Pharmatech Co., Ltd. (Joyo), is also being evaluated in the JYP0015M101 clinical trial in China, which is assessing ERAS-0015 in adult patients with advanced solid tumors harboring specific RAS mutations. The JYP0015M101 clinical trial is sponsored by Joyo.

On January 12, 2026, we provided an update regarding the initial clinical progress of ERAS-0015. The update consisted of the following, as of a data cutoff of January 7, 2026:

- Dose escalation in the ongoing AURORAS-1 Phase 1 trial was advancing faster than anticipated, underscoring significant unmet medical need and high investigator and patient enthusiasm
- Ongoing confirmed and unconfirmed responses were observed in multiple patients with differing tumor types and RAS mutations
  - Ongoing responses (two confirmed partial responses (PRs) and one unconfirmed PR) were observed in patients with different tumor types and RAS mutations achieved at a low dose of 8 mg once daily (QD)
  - Additional ongoing unconfirmed responses were observed in patients at doses above 8 mg QD
- Favorable safety and tolerability results, with no dose-limiting toxicities and predominantly low-grade adverse events observed at all dose levels evaluated
- Well-behaved, linear PK across all dose levels evaluated to date with no observed evidence of exposure plateau

On January 20, 2026, we announced that subsequent to the cut-off date, we have dosed patients at 40 mg QD.

We anticipate a Phase 1 monotherapy data readout from the AURORAS-1 and JYP0015M101 trials in the first half of 2026. In addition, we anticipate the initiation of monotherapy expansion cohorts and combination dose escalation cohorts as part of the AURORAS-1 trial in the second half of 2026, with associated data readouts planned for 2027.

ERAS-4001 is a potential first-in-class pan-KRAS inhibitor in development for the treatment of patients with KRAS-mutated solid tumors. The preclinical in vitro potency of ERAS-4001 showed good activity against KRAS G12X mutations, as well as KRAS wildtype amplifications, with no activity observed against HRAS or NRAS wildtype proteins. We believe sparing wildtype HRAS and NRAS has the potential to provide a wider therapeutic window in the clinic versus the most advanced pan-RAS molecular glue in development. ERAS-4001 demonstrated activity against both GDP-bound (“inactive state”) and GTP-bound (“active state”) KRAS G12D with single digit nanomolar IC_{50} (a measure of the drug concentration needed to achieve half-maximal inhibition) values in a biochemical RAS – RAF1 RBD (RAS Binding Domain) assay. In vivo, ERAS-4001 showed tumor regression in multiple models when administered as a monotherapy. In combination with an anti-PD-1 antibody, ERAS-4001 was able to achieve complete disappearance of tumors in mice on day 31. The combination of ERAS-4001 plus the anti-EGFR antibody cetuximab induced significant tumor growth inhibition and demonstrated the potential combination benefit of blocking both oncogenic drivers. The initial clinical trial for ERAS-4001 is called BOREALIS-1. The IND for BOREALIS-1 was cleared by the FDA in May 2025. We anticipate a Phase 1 monotherapy data readout from the BOREALIS-1 trial in the second half of 2026. In addition, we anticipate the initiation of monotherapy expansion cohorts and combination dose escalation cohorts in 2027.

We believe ERAS-0015 has the potential to address unmet medical needs in approximately 2.7 million patients who are diagnosed annually worldwide with RAS-mutant tumors, including the more than 2.2 million patients with KRAS-mutant tumors whom ERAS-4001 could also address.

Our next program is ERAS-12, our investigational EGFR D2/D3 biparatopic antibody (bpAb). ERAS-12 is a potential best-in-class biologic, for which we have identified a lead candidate, that is designed to inhibit EGFR through multiple proposed mechanisms of action. In tumors where EGFR signaling is thought to be a primary driver of tumor growth, an antibody-based approach has been shown to be an effective way to target the receptor. However, all approved anti-EGFR antibodies target domain III (D3) only, which is the main site for ligand binding, and no approved antibodies target domain II (D2), which is responsible for dimerization of EGFR upon ligand binding. Binding of D2 prevents both EGFR homodimerization as well as heterodimerization. We believe the combined binding of D2 and D3 could result in differentiated and improved inhibition of downstream EGFR signaling. ERAS-12 also aims to exploit the innate immune system to induce tumor cell apoptosis. The Fragment crystallizable (Fc) region of IgG1 antibodies contain binding spots for both immune effector cells (e.g., NK cells) and the classical complement component C1q. By combining novel cell signal inhibition with enhancements to the Fc, we aim to create a potent multi-modal BIC anti-EGFR biologic which we believe could function as a targeted therapy with immunomodulatory activity.

In May 2025, in connection with our expectation that ERAS-0015 and ERAS-4001 would both become clinical stage programs, we conducted a strategic pipeline review. Following this review, in order to prioritize organizational focus and resources to advance our differentiated RAS-targeting franchise, we decided to evaluate strategic alternatives for our naporafenib program, which we in-licensed from Novartis Pharma AG (Novartis). After evaluating the clinical progress of our RAS franchise, we made a strategic decision to stop development of naporafenib. In March 2026, we sent a notice to Novartis to terminate our exclusive license agreement with Novartis (as amended, the Novartis Agreement) pursuant to which we acquired exclusive rights to develop naporafenib. The effective date of the termination of the Novartis Agreement is June 3, 2026. In connection with such termination, we and Novartis have agreed that we shall continue to ensure that the patients currently enrolled in the SEACRAFT-1 and SEACRAFT-2 trials will be permitted to continue to participate in such trials for the foreseeable future.

Our core values, team, and social mission

We are a team of experienced drug discoverers, developers, and company builders who are united by our mission to erase cancer and passionate about creating potentially life-saving precision oncology medicines singularly focused on targeting the RAS/MAPK pathway. Our leadership team has broad and deep experience in oncology, including advancing therapeutic candidates from discovery research to clinical development, regulatory approval, and commercialization. Our core values are embodied by our quest for the CURE:


C
Committed to erasing cancer in patients.
This is why we are here.
U
United by trust, respect, and integrity.
This is who we are.
R
Relentlessly focused on team-based execution with agility, creativity, and fun.
This is how we roll.
E
Exceptional innovation with world-class collaborators.
This is what we do every single day.

Dr. Jonathan Lim, our Chairman, CEO, and Co-Founder, has helped pioneer transformative advancements in precision oncology and drug delivery, including leading Ignyta’s trailblazing pursuit of a global tissue agnostic label for ROZLYTREK, which became the first drug in biopharmaceutical history to achieve the unprecedented triple crown of breakthrough designations with BTD (FDA), PRIME (EMA) and Sakigake (PMDA). He has served as Chairman and/or CEO and founding investor of six biotechnology companies that have collectively achieved global regulatory approval and launch of seven therapeutic products in oncology, immunology, and drug delivery, benefitting thousands of patients worldwide.

Dr. Michael Varney, our Chair of R&D, SAB member, and a member of our board of directors, is a pioneer drug discoverer and biotech leader. His leadership at Agouron resulted in the discovery of multiple currently marketed anti-cancer agents, including XALKORI and INLYTA. As Executive Vice President and Head of Genentech’s Research and Early Development (gRED) and a member of the Roche Corporate Executive Committee, he was responsible for all aspects of gRED innovation, drug discovery and development, and built a team-based organization that today contributes to more than 40% of Genentech’s development portfolio, including the marketed anti-cancer agents ERIVEDGE and COTELLIC. Under his leadership, gRED teams discovered and developed successful medicines that include VENCLEXTA with AbbVie, the first BCL-2 inhibitor, and POLIVY, an antibody drug conjugate for the treatment of diffuse large B-cell lymphoma.

Dr. Shannon Morris, our Chief Medical Officer, initially joined us as Senior Vice President of Clinical Development and was promoted to Chief Medical Officer in April 2023. She has more than 20 years of experience in the life sciences industry with a focus in oncology drug development, including contributions in both early and late phase development, as well as in both targeted and immune-based therapies. Prior to joining Erasca, she was responsible for the clinical development of lerapolturev, a novel poliovirus-based therapeutic targeting GBM, at Istari Oncology. Prior to Istari, she was the clinical lead for the approval of COSELA. During her time at GSK and MedImmune, she held positions of increasing responsibility and was involved in the development of a number of molecules, including the early development of MEKINIST, and supported the successful biologics license application for IMFINZI in bladder cancer.

Dr. David Chacko, our Chief Financial Officer and Chief Business Officer, joined us from Versant Ventures, where he was a Principal with both investing and operating responsibilities. He helped lead investment opportunities across multiple therapeutic areas and advanced several Versant portfolio companies operationally through company formation, fundraising, corporate and business development, and clinical and regulatory activities. His prior roles at Alcon/Novartis, McKinsey, SR One, and Morgan Stanley bring to Erasca deep experience in strategy, finance, fundraising, business development, and operations.

Many members of our leadership team have worked together previously at Ignyta or Roche/Genentech, or have joined us from other leading companies in the biopharmaceutical and life science tools sectors such as Illumina, Lilly, Medivation, Merck, Myovant, Neurocrine, Pfizer, and Turning Point, and have worked on numerous oncology drugs that have been approved and launched for the benefit of patients.

Dr. Lim founded Erasca with Dr. Kevan Shokat (Professor and Chair of the Department of Cellular and Molecular Pharmacology at UCSF; Professor of Chemistry at the University of California, Berkeley; and an investigator at the Howard Hughes Medical Institute). In addition to Dr. Shokat, our SAB includes the following RAS/MAPK pathway experts:

- Dr. Rene Bernards is a leader in the field of molecular carcinogenesis. His research at the Netherlands Cancer Institute uses functional genomic approaches to find vulnerabilities of cancers that can be exploited therapeutically. He studied medical biology at the University of Amsterdam and obtained his Ph.D. from Leiden University. After a post-doctoral fellowship, he became an assistant professor at Harvard University. In 1992, he joined the Netherlands Cancer Institute, where he continues to work at present.
- Dr. Stephen Blacklow is a world expert in SHP2 who helped pioneer development of the first SHP2 inhibitor with Novartis, and is the Gustavus Adolphus Pfeiffer Professor of Biological Chemistry and Molecular Pharmacology, Biological Chemistry and Molecular Pharmacology at Harvard Medical School; a Professor of Pathology at the Brigham And Women’s Hospital; a Professor of Cancer Biology at the Dana-Farber Cancer Institute; and the Chair of the Department of Biological Chemistry and Molecular Pharmacology at Harvard Medical School.
- Dr. Karen Cichowski is a world expert in RAS/MAPK pathway signaling, including elucidating how deregulated cell signaling drives tumorigenesis in nervous system, lung, prostate, and breast cancers, combining translational mouse modeling techniques with basic biochemical and cell biological studies, and in identifying novel combination therapies to shut down aberrant RAS/MAPK pathway signaling. She is Professor of Medicine at Harvard Medical School and Professor of Medicine/Genetics at Brigham and Women’s Hospital.
- Dr. Ryan Corcoran is a gastrointestinal oncologist with a primary interest in translational oncology research who focuses on targeted therapies directed against mutations commonly found in human cancers, such as BRAF and KRAS mutations. He is also a world expert in ERK, having studied nearly every ERK inhibitor that has been or is being developed in the field. He is also the Director of the Gastrointestinal Cancer Center Program; the Scientific Director of the Termeer Center for Targeted Therapy at Massachusetts General Hospital Cancer Center; and an Associate Professor of Medicine at Harvard Medical School.
- Dr. George Demetri is a world expert in targeted oncology therapies who pioneered the development of GLEEVEC that helped launch the revolution in precision oncology. He is the Director of the Center for Sarcoma and Bone Oncology at the Dana-Farber Cancer Institute; the Director of the Ludwig Center at the Dana-Farber/Harvard Cancer Center; and Executive Director for Clinical and Translational Research at the Ludwig Institute for Cancer Research.
- Dr. Piro Lito is a world expert in KRAS-driven cancers. His research focuses on proteins that drive cancer cell growth aiming to uncover the fundamental processes that govern tumor biology and to identify novel therapies that prolong survival and improve the quality of life in patients with cancer. More specifically, his research has made several key contributions in the effort to better understand KRAS-driven cancers and to develop therapeutics that directly target mutant KRAS. He is an associate member and attending physician at Memorial Sloan Kettering Cancer Center.
- Dr. Pablo Rodriguez-Viciana is a world expert in the RAS/MAPK pathway whose major focus is the function of the SHOC2 phosphatase complex as a unique regulatory node required for efficient RAS/MAPK pathway activation in the context of diseases such as cancer and RASopathies. He has served as the group leader at the UCL Cancer Institute since 2008 and is a former postdoctoral researcher in Dr. Frank McCormick’s lab at the University of California, San Francisco.
- Dr. Michael Varney is a pioneer drug discoverer and biotech leader and the former Executive Vice President and Head of Genentech’s gRED and a former member of the Roche Corporate Executive Committee.

Erasca Foundation

At Erasca, while our mission to erase cancer inspires us, we know we can do more to make an even broader contribution to society. In May 2021, we established the Erasca Foundation, a nonprofit California public benefit corporation, which was funded by the donation of 1,093,557 shares of our common stock (which at the time represented 1% of our capital stock), in conjunction with our initial public offering (IPO). In 2025, the Erasca Foundation provided funding for initiatives to positively impact society, including providing funding to Family Health Centers of San Diego; Cancer Angels of San Diego; the Emilio Nares Foundation; and Life Science Cares.

Our corporate strategies to erase cancer

Our mission is to erase cancer by eradicating RAS/MAPK pathway-driven cancers. Our corporate strategies to achieve our mission include:

- ***Relentlessly focus on patients and society in our mission to erase cancer.*** There are more than five million new patients diagnosed globally per year with cancers driven by RAS/MAPK pathway alterations, most of whom have limited or no targeted therapy treatment options. We are a team of experienced drug discoverers, developers, and company builders who are united by our mission to erase cancer and passionate about creating potentially life-saving precision oncology medicines.
- ***Develop novel single agent and combination regimens to comprehensively shut down the RAS/MAPK pathway for the treatment of patients with cancer.*** We are pursuing three therapeutic strategies that may be used in combination to comprehensively, and perhaps synergistically, shut down the RAS/MAPK pathway: (1) target upstream and downstream MAPK pathway nodes with single agents and combinations intended to clamp these oncogenic drivers; (2) target RAS directly with single agents and combinations; and (3) target escape routes enabled by other proteins or pathways to further disrupt RAS/MAPK pathway signaling. Our strategic focus on the RAS/MAPK pathway allows us to comprehensively target critical nodes in the pathway that could drive cancer signaling.
- ***Advance our modality-agnostic RAS/MAPK pathway-focused pipeline.*** Our RAS/MAPK pathway-focused pipeline comprises several targeted therapy programs. Our modality-agnostic approach aims to selectively and potently target critical RAS/MAPK signaling nodes with the appropriate modality, including small and large molecule therapeutics. ERAS-0015 (our pan-RAS molecular glue) and ERAS-4001 (our pan-KRAS inhibitor) are currently being studied in clinical trials. Given the high unmet medical need of the patients we seek to treat, we will continually evaluate the potential for expedited development and review pathways.
- ***Internally develop and externally source, on a global basis, potentially disruptive programs targeting RAS/MAPK pathway alterations.*** We use computational biology and computational chemistry to accelerate our development activities. We have standardized how we characterize our compounds across in vitro/vivo activity, drug distribution, metabolism, and PK, structural, and secondary pharmacology assays, and centralized the storage of these data for automated analyses. We also believe that innovation is a collective, global endeavor and a single platform is unlikely to discover all the best ideas and approaches. We therefore plan to continue to opportunistically evaluate synergistic, in-pathway opportunities, regardless of origin, that meet our high scientific bar. Our extensive network and relationships provide us preferential—and at times exclusive—access to certain assets of interest.
- ***Lead the next revolution in precision oncology.*** The first wave of precision oncology included tyrosine kinase inhibitors such as ROZLYTREK, approved for select tumors that harbor ROS1 or NTRK fusions. While these initial development efforts focused on specific disease-causing alterations in areas of high unmet medical need, these patient populations were modest in size. We believe that to effectively shut down a pathway that signals as promiscuously as RAS/MAPK and encompasses a range of alterations, a holistic approach must be taken to target not just specific individual mutations, but multiple alterations and cooperative mechanisms in parallel. We are pursuing tissue agnostic and tissue specific indications using flexible trial designs intended to efficiently transition molecules through each phase of development with the goal of identifying early efficacy signals warranting additional resource allocation for both monotherapy and combination approaches.

- ***Evaluate opportunities to accelerate development timelines and enhance the commercial potential of our programs in collaboration with third parties***. We own or control worldwide development and commercialization rights to our entire pipeline of targeted therapy programs. This provides us with the flexibility to explore combinations of our agents with each other, other investigational agents, and/or standard of care therapies. We intend to continue evaluating opportunities to work with partners that meaningfully enhance our capabilities with respect to the development and commercialization of our product candidates. In addition, we intend to commercialize our product candidates in the United States. We intend to explore partnerships in selected geographies to maximize the worldwide commercial potential of our programs.

Our singular focus on the RAS/MAPK pathway

Background

The RAS/MAPK pathway is one of the most frequently altered signaling pathways in cancer. Molecular alterations in key signaling nodes within the RAS/MAPK pathway have been shown to drive cell proliferation across a wide range of tumor types. As described further below, our pipeline targets all of the key signaling nodes colored in purple, either directly or indirectly as single agents and in combination in order to prolong survival in a wide range of patient populations.



Other RTKs
EGFR
RAS-GDP
GEF
GRB2
GDP
GTP
P1
GAP
SOS1
NF1
SHP2
RAS-GTP
MAPK pathway
PI3K pathway
RAF
PI3K
P
MEK
AKT
ERK
mTOR
MYC

EGFR

RTKs like EGFR are proteins that are embedded in the cell membrane and relay growth signals from the outside environment to the cell's internal machinery. At rest, these proteins reside on the cell membrane as inactive monomers. Growth factors secreted by nearby cells bind to specific RTKs, such as epidermal growth factor (EGF) binding to EGFR, and cause these RTKs to dimerize. Dimerized RTKs activate one another through transphosphorylation of their intracellular regions. Intracellular proteins, such as adapter proteins, bind to these phosphorylated regions and propagate the pro-growth signals within the cell via one or more signaling pathways. Cells express a variety of RTKs so that environmental cues can be relayed to specific cell populations in specific contexts. EGFR mediates pro-growth signaling in skin and in the ducts and outer surfaces of many organs.

Overactive RTK signaling can result in uncontrolled cell growth and survival that transforms normal cells into cancer cells.

RAS

RAS proteins are ubiquitously expressed GTPase proteins. The RAS protein family consists of KRAS, NRAS, and HRAS proteins and acts as the entry node in the RAS/MAPK signaling pathway. KRAS is the most abundantly expressed RAS protein followed by NRAS and then HRAS. RAS proteins act as signaling transducers since they are recruited to activated RTK complexes where they are converted into an active conformation (RAS-GTP) that enables them to activate downstream effector proteins, such as RAF proteins. The activation state of a RAS protein is dictated by the phosphorylation state of the bound guanosine; RAS adopts an inactive RAS-GDP conformation when bound to GDP and an active RAS-GTP conformation when bound to GTP. Conversion of RAS into an active conformation is mediated by binding to co-factor proteins, e.g., SOS1, and these co-factor proteins enable the exchange of the RAS-bound nucleotide from GDP to GTP. In the active state, RAS-GTP proteins interact with multiple effector proteins to propagate cell signaling through multiple pathways. For example, activated RAS-GTP proteins interact with RAF proteins to activate MAPK signaling, and PI3K proteins to activate PI3K pathway signaling. RAS can transition from the active state into the inactive state by hydrolyzing its bound nucleotide from GTP to GDP either intrinsically or catalyzed through interactions with co-factor proteins, such as NF1. RAS proteins are the most frequently mutated oncoproteins in cancer. These mutations occur at hotspots, such as amino acid residues 12, 13, and 61, and these hotspot mutations impair RAS's ability to hydrolyze GTP to GDP. As a result, mutant RAS-GTP remains in the active state for prolonged periods of time resulting in hyperactive stimulation of the RAS/MAPK and other pathways.

RAF

RAF proteins are ubiquitously expressed serine-threonine kinases that are a part of the RAS/MAPK pathway and whose activity is regulated by RAS proteins. The RAF protein family consists of ARAF, BRAF, and CRAF (RAF1). In the absence of activated RAS-GTP, RAF proteins assume an autoinhibited conformation in complex with downstream effector proteins, MEK1 and MEK2. RAF proteins can homodimerize (e.g., BRAF-BRAF dimers) or heterodimerize (e.g., CRAF-BRAF dimers). When RAF proteins bind to activated RAS-GTP, they adopt an active conformation that results in activation of their kinase domains. The activated kinase domains then phosphorylate complexed MEK proteins, activating those proteins and releasing them from the RAF-MEK complex. Activated MEK then signals further down the RAS/MAPK pathway. Mutations in RAF proteins, especially in BRAF, have been observed in many cancers, such as melanoma, CRC, NSCLC, and thyroid cancer. For example, the BRAF V600E mutation (a class I BRAF mutation) is frequently observed in melanoma and this mutation enables BRAF to constitutively activate MEK as a monomer. Approved BRAF inhibitors for class I mutations include vemurafenib, dabrafenib, and encorafenib. Class II BRAF mutations enable BRAF to constitutively dimerize and activate MEK. Class III BRAF mutations impair the ability of the mutant BRAF protein to phosphorylate MEK, but class III mutant BRAF proteins can aberrantly dimerize with wildtype RAF proteins and enable their dimerized wildtype RAF partners to activate MEK. To our knowledge, there are no approved inhibitors of BRAF Class II or Class III mutations. A number of inhibitors targeting BRAF Class II and Class III mutations, as well as pan-RAF inhibitors designed to disrupt wildtype RAF signaling, are in development; however, to our knowledge, none have received regulatory approval.

MEK

MEK1 and MEK2 proteins are ubiquitously expressed serine-threonine kinases that are activated by RAF-mediated phosphorylation and signal downstream by activating ERK proteins. MEK1 and MEK2 proteins form complexes with RAF proteins in the inactive state and are recruited as a unit to activated RAS-GTP. RAS-GTP then activates the RAF-MEK complex by binding to RAF, which then activates MEK via phosphorylation and releases from the RAF-MEK complex. Activated MEK then selectively phosphorylates ERK1 and ERK2 proteins, which are the terminal nodes of the RAS/MAPK pathway. Currently approved MEK inhibitors, such as trametinib, binimetinib, cobimetinib, and selumetinib, allosterically bind MEK proteins and inhibit MEK activation, either as free proteins alone or in complex with RAF. The inhibition of RAS/MAPK signaling by MEK inhibitors can result in an upregulation of signaling upstream of MEK due to negative feedback loops within the RAS/MAPK pathway. This increased signaling pressure can overwhelm MEK inhibitors and result in reactivation of MAPK signaling. Most MEK inhibitors are approved in combination with a BRAF inhibitor partially due to their vulnerability of being overwhelmed by the reactivation of MAPK signaling. In this combination, BRAF inhibitors attenuate upstream signaling pressure on MEK inhibitors, and MEK inhibitors further limit downstream MAPK signaling not inhibited by the BRAF inhibitor.

Our therapeutic strategies for shutting down the RAS/MAPK pathway

We believe that to effectively shut down a pathway that signals as promiscuously as RAS/MAPK, a holistic approach must be taken to target not just single nodes, but multiple nodes and cooperative mechanisms in parallel. Our internally and externally sourced RAS/MAPK pathway-focused pipeline comprises several targeted therapy programs. Our pipeline enables us to pursue a systematic, data-driven, portfolio-wide clinical development effort to identify therapeutic approaches that aim to prolong survival in numerous patient populations with high unmet medical needs. We are pursuing three therapeutic strategies that may be used in combination with the goal of comprehensively, and perhaps synergistically, shutting down the RAS/MAPK pathway:


1
Target upstream & downstream RAS/MAPK nodes with single agents and clamp oncogenic drivers (MAPKlamp) with combinations
2
Target RAS directly with single agents and combinations with upstream, downstream, and escape route targeted therapies
3
Target escape routes enabled by other proteins or pathways to further disrupt RAS/MAPK pathway signaling

1. ***Target upstream and downstream MAPK pathway nodes with single agents and combinations intended to clamp these oncogenic drivers.*** We are evaluating drug combinations targeting upstream and downstream nodes to shut down, or "clamp," the signaling of various oncogenic drivers such as RTKs, NF1, RAS, RAF, and MEK alterations, trapped between the inhibited nodes. For example, we are exploring ERAS-0015 in combination with an anti-EGFR monoclonal antibody for the treatment of patients with metastatic colorectal cancer.

2. ***Target RAS, the midstream MAPK pathway node, directly with single agents and combinations.*** Our RAS-targeting franchise, ERAS-0015 and ERAS-4001, consists of molecules that are designed to potently and selectively bind to oncogenic RAS alterations (e.g., G12X, G13X +/- Q61X) and to block activation of wildtype RAS isoforms that mediate tumor resistance. These molecules are designed to prevent RAS-mediated signaling either by preventing RAS from binding to downstream effector proteins by forming a RAS-Cyclophilin A protein complex (as in the case of ERAS-0015) or by locking KRAS in the inactive GDP-bound state (as in the case of ERAS-4001).

3. ***Target escape routes enabled by other proteins or pathways to further disrupt RAS/MAPK pathway signaling.*** RAS-driven cancers utilize escape routes, namely cooperative mechanisms, to develop resistance to targeted therapies. By shutting down these potential escape routes, we aim to provide more robust inhibition of oncogenic signaling.

Our strategic focus on the RAS/MAPK pathway allows us to comprehensively target critical nodes in the pathway that could drive signaling. As shown in the figure below, our pipeline targets, either directly or indirectly, each of the signaling nodes colored in purple.



Other RTKs
EGFR
RAS-GDP
2
GEF
GRB2
GDP
GTP
SOS1
SHP2
P1
GAP
NF1
2
RAS-GTP
MAPK pathway
PI3K pathway
RAF
PI3K
1
P
MEK
P
AKT
P
ERK
mTOR
MYC
3

Our innovation model

Due to the magnitude of the challenge of erasing cancer, we are combining our robust internal development capabilities with a global in-licensing and acquisition strategy to assemble a modality-agnostic RAS/MAPK pathway-focused pipeline. We believe these complementary approaches to innovation provide us with important optionality, both therapeutically and strategically, as we endeavor to bring forth the next generation of potentially differentiated targeted therapies for RAS/MAPK pathway-driven cancers.

Internal development

We use computational biology and computational chemistry to accelerate our development activities. We have standardized how we characterize our compounds across in vitro/vivo activity, drug distribution, metabolism, and PK, structural, and secondary pharmacology assays, and centralized the storage of these data for automated analyses. These data are continuously reviewed by our scientific teams, and promising trends, including unpredicted ones that arise serendipitously, are prioritized for future exploration.

Based on our previous collective experiences at Ignyta, Roche/Genentech, Pfizer, and elsewhere, our team has extensive precision oncology expertise with dynamic clinical trial designs such as adaptive trials, biomarker-based basket and umbrella studies, and master protocols. We will continue to leverage this experience, in collaboration with industry and academic partners, in order to quickly demonstrate clinical proof-of-concept in a variety of tumor types for both single agent and combination approaches.

External sources of innovation

We believe innovation in cancer therapy is a collective, global endeavor unlikely to emerge from a single company or a single platform. There are exciting product candidates, technologies, and approaches in development worldwide, and our innovation model gives us the flexibility to supplement our internal efforts with externally sourced assets through collaboration, in-license, or acquisition. We also established Erasca Ventures, our wholly-owned subsidiary, in March 2021 to make equity investments in early-stage biotechnology companies that are aligned with our mission and strategy. To date, we have in-licensed or acquired novel therapies from multiple geographic regions, including ERAS-0015, which we in-licensed from Joyo, ERAS-4001, which we in-licensed from Medshine Discovery Inc. (Medshine), and our ERAS-12 program, which we acquired from Emerge Life Sciences, Pte. Ltd. (ELS).

We leverage our extensive network of preferred relationships with our Scientific Advisory Board and our Research, Development, and Commercial Advisory Board, as well as leading institutional investors, investment banks, academic institutions, and biopharmaceutical companies that keep us apprised of assets of strategic interest. We pursue the best science in the world, regardless of its origin, and will continue to opportunistically evaluate additional opportunities to strengthen and diversify our pipeline through academic and biopharmaceutical collaborations, in-licenses, acquisitions, and strategic investments that meet our high scientific bar and can help us advance our mission to erase cancer.

Modality-agnostic pipeline

Cancer is a complex, heterogeneous disease that is unlikely to succumb to a one-size-fits-all approach. We believe shutting down the RAS/MAPK pathway in cancer requires a systematic, data-driven approach to development, part of which involves choosing the most appropriate technology for the target of interest, or what we call a modality-agnostic approach. We therefore seek to understand the biology of the target of interest first, and then choose the therapeutic modality best suited to optimally inhibit that target. We are currently utilizing several modalities to target the RAS/MAPK pathway, including small and large molecule therapeutics.

For example, we are developing proprietary bispecific antibodies that are designed to bind EGFR in both the active and inactive conformations, potentially leading to deeper inhibition of EGFR-mediated RAS/MAPK pathway signaling. In addition to inhibiting EGFR signaling, our bispecific antibodies are designed to induce higher orders of EGFR receptor clustering on the cell surface, which may induce antitumor activity mediated by the immune system, such as antibody-dependent cellular cytotoxicity, antibody-dependent cellular phagocytosis, and/or complement-dependent cytotoxicity. We believe these design attributes can potentially enable our proprietary bispecific anti-EGFR antibodies to achieve meaningfully improved activity relative to currently approved anti-EGFR antibodies, such as cetuximab, panitumumab, and amivantamab, since those antibodies preferentially bind EGFR only in the inactive state and may not as strongly elicit antitumor immunological responses.

Our pipeline

We have assembled a RAS/MAPK pathway-focused pipeline, consisting of modality-agnostic programs aligned with our three therapeutic strategies of: (1) targeting key upstream and downstream signaling nodes in the RAS/MAPK pathway; (2) targeting RAS directly; and (3) targeting escape routes that emerge in response to treatment. The table below summarizes our current pipeline. We have exclusive worldwide development and commercial rights for all of our programs.



Program	Target	Modality	Indication	Discovery	IND-enabling	Phase 1	Phase 2	Phase 3	Worldwide Rights
ERAS-0015	RAS	small molecule molecular glue	RASm solid tumors	AURORAS-1					ERASCA
ERAS-4001	KRAS	small molecule	KRASm solid tumors	BOREALIS-1					ERASCA
ERAS-12	EGFR D2/D3	large molecule	EGFR & RAS/MAPK solid tumors						ERASCA

small molecule
small molecule molecular glue
large molecule

RAS Franchise: ERAS-0015 pan-RAS molecular glue and ERAS-4001 pan-KRAS small molecule inhibitor

Our RAS franchise consists of two clinical-stage programs: ERAS-0015, a pan-RAS molecular glue and ERAS-4001, a pan-KRAS small molecule inhibitor, for which both INDs were cleared by the FDA in May 2025. Phase 1 monotherapy data readouts are expected for ERAS-0015 (AURORAS-1 and JYP0015M101) in the first half of 2026, and ERAS-4001 (BOREALIS-1) in the second half of 2026. For both data readouts, the data are expected to include safety, PK, and efficacy results at relevant dose(s) in relevant population(s) of interest.

Both molecules exceed our target product profile across three key attributes: potency, favorable ADME/PK properties including oral bioavailability, and strong IP position. We are pursuing a clinical development strategy that we believe could enable us to address RAS mutant tumor types where there is the highest unmet medical need, including CRC, PDAC, and NSCLC. We plan to move swiftly into strategic combinations while, in parallel, characterizing the monotherapy activity and combination potential of each molecule. We also plan on capitalizing on our unique portfolio which has complementary proposed mechanisms of action and target profiles to develop novel combinations.

ERAS-0015: our pan-RAS molecular glue

ERAS-0015's improved potency and oral bioavailability may enable dosing at a lower dose, which could translate into linear PK across biologically relevant doses, better GI tolerability profile given the lower drug load in the GI tract, and an improved therapeutic window.

Biophysical characterization of ERAS-0015

ERAS-0015 is a pan-RAS molecular glue that we believe has the potential to treat patients with RAS mutant solid tumors. The molecule forms a tripartite complex with Cyclophilin A (CypA) and the active form of RAS to inhibit RAS-dependent signaling. In surface plasmon residence (SPR) and isothermal titration calorimetry (ITC) binding assays, ERAS-0015 has demonstrated 8-21-fold higher binding affinity to cyclophilin A relative to RMC-6236 (the leading pan-RAS molecular glue in development), which we believe may enable more potent inhibition of RAS signaling.

Assay	ERAS-0015 (nM)	RMC-6236 (nM)	Binding affinity difference: ERAS-0015/ RMC-6236
SPR K_D	4.5	92	**21x**
ITC K_D	5.3	44.1	**8x**

We performed a tumor PK distribution assessment in TGI studies of ERAS-0015 versus RMC-6236 in PK-59 and PSN-1 CDX models. PK concentrations of paired tumor and blood samples were measured at 4 and 24 hours after the last dose of the TGI studies.

In the PK-59 CDX study, the dose normalized ERAS-0015 (across 3 ERAS-0015 dose levels: 0.1, 0.3, and 1 milligrams per kilograms (mpk)) tumor PK exposures relative to the corresponding blood concentrations at 4 and 24 hours post-dose were much higher compared to the same measure for RMC-6236 (dose normalized for 2 RMC-6236 dose levels: 1 and 3 mpk), indicating preferential tumor distribution for ERAS-0015. In addition, the decrease in ERAS-0015 tumor concentrations from 4 to 24 hours post-dose was much smaller compared to that of RMC-6236, suggesting longer tumor residence time for ERAS-0015.

Similar findings were also observed in the PSN-1 CDX study as shown in the figure below. (In the PSN-1 model, ERAS-0015 exposures were dose normalized across 0.3 and 1 mpk; RMC-6236 exposures were dose normalized across 3 and 10 mpk).

Taken together, these data demonstrated that ERAS-0015 showed preferential tumor distribution and longer residence time relative to RMC-6236, which we believe may help drive greater antitumor activity. We believe that the preferential tumor distribution and longer residence time could be related to the higher CypA binding affinity.


Tumor PK Distribution Assessment in the KRAS G12D PDAC CDX Model, PK-59
ERAS-0015
RMC-6236
blood
tumor
Dose-Normalized Concentration (nM/(mg/kg))
600
400
200
0
4
24
Time (Hours)


Tumor PK Distribution Assessment in the KRAS G12R PDAC CDX Model, PSN-1
ERAS-0015
RMC-6236
blood
tumor
Dose-Normalized Concentration (nM/(mg/kg))
600
400
200
0
4
24
Time (Hours)

Preclinical potency of ERAS-0015

In multiple in vitro cell lines containing representative mutations in KRAS G12X, Q61R, and G13D as well as KRAS wildtype, ERAS-0015 showed superior in vitro potency when compared to RMC-6236 with an average of 5 times greater potency. The molecule showed subnanomolar to nanomolar potency against KRAS G12X, G13D, and KRAS wildtype and was also active against HRAS and NRAS. ERAS-0015 showed no activity in the BRAF V600E A375 cell line, demonstrating selective inhibition of RAS.

Mutation	Tumor type	Cell line	ERAS-0015 cell growth inhibition (nM)	RMC-6236 cell growth inhibition (nM)	ERAS-0015:RMC-6236 Fold Potency
KRAS G12C	NSCLC	H358 (adagrasib-resistant)	0.8	3.6	4.5x
	NSCLC	LU99	1.4	5.4	3.9x
KRAS G12D	NSCLC	A-427	13.3	59.2	4.5x
	CRC	SW620	0.2	1.3	6.5x
	CRC	GP2d	0.9	4.6	5.1x
	PDAC	AsPc-1	2.0	26.7	13.4x
	PDAC	HPAC	4.8	15.5	3.2x
	PDAC	PK-59	10.7	10.7	1x
	PDAC	KP-4	5.0	19.7	3.9x
	PDAC	Panc 04.03	5.7	26.4	4.6x
KRAS G12V	Lung Cancer	NCI-H727	0.4	1.7	4.3x
	Lung Cancer	NCI-H441	1.4	16.7	11.9x
	CRC	SW480	0.8	6.8	8.5x
	PDAC	CAPAN-1	2.5	7.1	2.8x
	Ovarian leiomyosarcoma	RKN	0.7	1.6	2.3x
KRAS G12R	PDAC	PSN-1	5.3	17.1	3.2x
KRAS G12S	NSCLC	A-549	4.1	38.3	9.3x
KRAS Q61R	PDAC	Panc 02.13	7.4	44.3	6x
KRAS G13D	CRC	LoVo	2.8	1.5	0.5x
	CRC	HCT-116	5.5	26.2	4.8x
KRAS WT Amplified	Gastric	MKN-1	13.8	55.8	4x
EGFR L858R / T790M	NSCLC	H1975	6.5	11.4	1.8x
MET amplified	NSCLC	EBC-1	4.4	16.9	3.8x
BRAF V600E	Melanoma	A375	>6,000	>6,000	N/A

Preclinical efficacy of ERAS-0015

In vivo, ERAS-0015 achieved tumor regression in multiple CDX models across PDAC, CRC, and NSCLC tumor types at doses as low as 0.3 to 0.5 mpk. Potentially due to its greater binding affinity to CypA than RMC-6236, ERAS-0015 demonstrated comparable to greater in vivo antitumor activity at doses which were approximately one-tenth to one-eighth of the dose of RMC-6236.

For example, in the PK-59 KRAS G12D PDAC model, tumor regression observed with RMC-6236 at 3 mpk was comparable to the regression observed with ERAS-0015 at 0.3 mpk. This difference in in vivo antitumor activity was observed across multiple CDX models including KRAS G12R PDAC CDX PSN-1 and KRAS G12V CRC CDX SW620. This difference in in vivo antitumor activity was also observed in the NCI-H727 KRAS G12V NSCLC CDX model. ERAS-0015 was able to achieve tumor regression at 1 mpk relative to RMC-6236 at 10 mpk.

Model and TGI Measurement Day	ERAS-0015 Dose (mg/kg QD)	ERAS-0015 TGI	RMC-6236 Dose (mg/kg QD)	RMC-6236 TGI	TGI Ratio
PK-59 Day 23 (KRAS G12D PDAC)	0.3	106%	3	105%	**~10**
PSN-1 Day 14 (KRAS G12R PDAC)	1	97%	10	95%	**~10**
SW620 Day 26 (KRAS G12V CRC)	3	102%	25	103%	**~8**
NCI-H727 Day 22 (KRAS G12V NSCLC)	1	104%	10	104%	**~10**



TGI in KRAS G12V NCI-H727
Treatment group
ERAS-0015 0.3 mg/kg p.o. QD
ERAS-0015 1 mg/kg p.o. QD
ERAS-0015 3 mg/kg p.o. QD
RMC-6236 1 mg/kg p.o. QD
RMC-6236 3 mg/kg p.o. QD
RMC-6236 10 mg/kg p.o. QD
Vehicle p.o. QD
Mean tumor volume (mm3) +/- SEM
Treatment Day
% Body Weight Change
Mean Body Weight Change (%) +/- SEM
TGI Summary
Therapy
Dose
TGI on Day 22
ERAS-0015
0.3 mg/kg
86%
1 mg/kg
104%
3 mg/kg
105%
RMC-6236
1 mg/kg
64%
3 mg/kg
93%
10 mg/kg
104%
ERAS-0015 achieved comparable tumor regression to RMC-6236 in this model at 1/10th the dose at 1 mg/kg p.o. QD
ERAS-0015 was well tolerated at all doses

Activity was also observed with the combination of ERAS-0015 and anti-PD-1 therapy in a KPC KRAS G12D CDX model where tumor regression was maintained even after treatment with both molecules was stopped on Day 31. Furthermore, tumors did not form after rechallenge, which involved injecting tumor cells in the contralateral side of the animal without administering any drug therapy. These rechallenge data suggest that the combination of ERAS-0015 and anti-PD-1 can stimulate immunologic antitumor memory in the rechallenged mouse. Doses administered were tolerable as measured by body weight change.


TGI in syngeneic KRAS G12D KPC
Treatment group
ERAS-0015 5 mg/kg p.o. QD
Anti-PD-1 10 mg/kg i.p. BIW
ERAS-0015 5 mg/kg p.o. QD + Anti-PD-1 10 mg/kg i.p. BIW
Vehicle p.o. BID / Rechallenge Control
Mean tumor volume (mm3) +/- SEM
Monotherapy treatment stopped
Combination treatment stopped
KPC rechallenge
Treatment Day
% Body Weight Change
Treatment group
ERAS-0015 5 mg/kg p.o. QD
Anti-PD-1 10 mg/kg i.p. BIW
ERAS-0015 5 p.o. QD + Anti-PD-1 10 mg/kg i.p. BIW
Vehicle p.o. BID
Mean Body Weight Change (%) +/- SEM
Treatment Day

- ERAS-0015 in combination with anti-PD-1 therapy resulted in a sustained complete response in 7 out of 7 treated mice starting on day 31
- ERAS-0015 as a monotherapy and in combination with an anti-PD-1 was well tolerated
- Monotherapy treatments stopped on study day 26 and combination treatment stopped on study day 38
- Tumor formation was not observed up to 60 days after KPC rechallenge (KPC tumor cells were reinoculated on day 79)

p.o.: orally administered; BIW: twice a week; BID: twice a day; QD: once daily; CDX: cell line-derived xenograft; TGI: tumor growth inhibition

Pharmacokinetics and ADME of ERAS-0015

ERAS-0015 has shown encouraging PK results in multiple species, including mouse, rat, dog, and monkey. In a head-to-head comparison of ERAS-0015 and RMC-6236, ERAS-0015 outperformed RMC-6236 on three key metrics (specifically, lower clearance, longer half-life, and higher bioavailability demonstrated across all species tested) that we believe may provide ERAS-0015 a clinical advantage in the clinic over RMC-6236.

		Mouse		Rat		Dog		Monkey	
		ERAS-0015	RMC-6236	ERAS-0015	RMC-6236	ERAS-0015	RMC-6236	ERAS-0015	RMC-6236
IV	Dose (mpk)	**1**	1	**1**	1	**1**	1	**1**	No Data
	$T_{1/2}$ (h)	**5.0**	1.7	**5.7**	1.5	**24.5**	7.6	**15.2**	No Data
	Vd_{ss} (L/kg)	**5.3**	1.9	**1.9**	1.9	**3.8**	3.7	**1.8**	No Data
	Cl (mL/Kg/min)	**12.8**	15.6	**4.6**	19.2	**1.9**	7.9	**1.6**	No Data
	$AUC_{0\text{-}last}$ (nM*h)	**1,337**	1,274	**4,125**	1,123	**7,910**	2,630	**11,479**	No Data
Oral	Dose (mpk)	**10**	10	**10**	10	**5**	5	**5**	No Data
	C_{max} (nM)	**745**	1,443	**1,620**	339	**472**	377	**723**	No Data
	$T_{1/2}$ (h)	**6.3**	1	**6.1**	2.5	**22.4**	7.8	**12.3**	No Data
	$AUC_{0\text{-}last}$	**6,786**	4,467	**15,213**	1,427	**8,720**	2,755	**10,004**	No Data
	Bioavailability (F %)	**48%**	33%	**38%**	14%	**22%**	21%	**17%**	No Data

ERAS-0015 has shown favorable overall ADME properties in vitro and encouraging PK characteristics in in vivo animal studies that we believe support development in the clinic. Based on the differentiated potency and PK/ADME results, we predict that ERAS-0015 will be efficacious at lower doses than the leading pan-RAS molecular glue in development, which may lower the risk of solubility-limited absorption issues and enable linear PK exposure relative to the leading pan-RAS molecular glue in development. In addition, the GLP hERG IC50 was 6.0 micromolar which suggests potentially low concern for cardiovascular risk.

Assay	Value
Kinetic Solubility (FaSSIF, FeSSIF) (μg/mL)	127, 156
MDR1(A/B,B/A ER)	0.3, 1.7, 5.5
PPB (% Unbound)	0.4 (h), 2.1 (c), 0.4 (d), 0.2 (r), 0.6 (m)
WBS $T_{1/2}$(min)	>289 (h), >289 (d), >289 (r), >289 (m)
BPR, $K_{B/P}$	3.5 (h), 14.2 (c), 1.7 (d), 3.0 (r), 5.3 (m)
MMS(CL_{int} (liver)(mL/min/kg))	87 (h), 287 (c), 23 (d), 31 (r), 197 (m)
HMS(CL_{int} (liver)(mL/min/kg))	51 (h), 272 (c), 73 (d), 104 (r), 408 (m)
CYP450 IC50 (μM) 1A2 / 2C9 / 2C19 / 2D6 / 3A4	50, 1.3, 25, 50, 4.4
GLP Ames	Negative
GLP hERG (IC_{50} μM)	6.0

Initial clinical development strategy for ERAS-0015

Our initial clinical trial for ERAS-0015 is called AURORAS-1. The AURORAS-1 trial is assessing ERAS-0015 as a monotherapy and in combination with approved and unapproved therapies for the treatment of patients with RASm solid tumors. ERAS-0015 is also being evaluated in JYP0015M101, a clinical trial in China sponsored by Joyo that is assessing ERAS-0015 in adult patients with advanced solid tumors harboring specific RAS mutations. We anticipate a Phase 1 monotherapy data readout from the AURORAS-1 and JYP0015M101 trials in the first half of 2026. In addition, we anticipate the initiation of monotherapy expansion cohorts and combination dose escalation cohorts as part of the AURORAS-1 trial in the second half of 2026, with associated data readouts planned for 2027.

In addition, we have entered into a clinical trial collaboration and supply agreement (CTCSA) with Tango Therapeutics, Inc. (Tango) to enable the evaluation of ERAS-0015 with Tango's PRMT5 inhibitor, vopimetostat, in a Phase 1 clinical trial sponsored by Tango. Pursuant to the CTCSA, Erasca will supply ERAS-0015 to Tango free of charge and Tango will be responsible for sponsoring the trial and the costs related to the trial.

Early clinical progress of ERAS-0015

On January 12, 2026, we provided an update regarding the initial clinical progress of ERAS-0015. The update consisted of the following, as of a data cutoff of January 7, 2026:

- Dose escalation in the ongoing AURORAS-1 Phase 1 trial was advancing faster than anticipated, underscoring significant unmet medical need and high investigator and patient enthusiasm
- Ongoing confirmed and unconfirmed responses were observed in multiple patients with differing tumor types and RAS mutations
    - Ongoing responses (two confirmed partial responses (PRs) and one unconfirmed PR) were observed in patients with different tumor types and RAS mutations achieved at a low dose of 8 mg QD
    - Additional ongoing unconfirmed responses were observed in patients at doses above 8 mg QD
- Favorable safety and tolerability results, with no dose-limiting toxicities and predominantly low-grade adverse events observed at all dose levels evaluated
- Well-behaved, linear PK across all dose levels evaluated to date with no observed evidence of exposure plateau

On January 20, 2026, we announced that subsequent to the cut-off date, we have dosed patients at 40 mg QD.

ERAS-4001: our pan-KRAS small molecule inhibitor

Biophysical characterization and preclinical potency of ERAS-4001

ERAS-4001 is a pan-KRAS small molecule inhibitor that demonstrated high affinity and long target residence time in vitro against multiple KRAS G12X mutations as well as KRAS wildtype, and selectivity for KRAS wildtype over HRAS wildtype and NRAS wildtype.

Target	KD (nM)	$t_{1/2}$ (s)
KRAS G12D	0.0006	273,079
KRAS G12V	0.0069	30,159
KRAS G12C	0.016	7,724
KRAS WT	0.058	3,409
HRAS WT	117	18.1
NRAS WT	2,660	1.2

ERAS-4001 potently and selectively inhibited multiple cell lines that represent KRAS G12X, G13D, and wildtype with single digit nanomolar potency. Demonstrating selective inhibition of KRAS, ERAS-4001 showed no activity in two KRAS independent cell lines, which are shown at the bottom.

KRAS Mutation	Tumor type	Cell line	ERAS-4001 cell growth inhibition (nM)
KRAS G12D	Pancreatic	AsPC-1	**1.8**
	Pancreatic	Panc 04.03	**1.9**
	Pancreatic	HPAC	**1.0**
	Pancreatic	PK-59	**2.6**
KRAS G12V	Lung	NCI-H727	**3.5**
	Lung	NCI-H441	**0.7**
	Ovary	RKN	**2.3**
	Colorectal	SW620	**9.1**
KRAS G12C	Lung	LU99	**2.7**
	Pancreatic	MIA PaCa-2	**1.1**
	Lung	NCI-H2030	**4.5**
KRAS G12A	Multiple Myeloma	RPMI-8226	**6.5**
	Lung	NCI-H1573	**37.7**
KRAS G13D	Colorectal	LoVo	**5.8**
	Colorectal	HCT-116	**56**
KRAS WT	Lung	NCI-H1975	**10.8**
	Stomach	MKN-1	**3.6**
KRAS Independent	Melanoma	A375	**>2,000**
	Lung	NCI-H226	**3,497**

In biochemical assays, ERAS-4001 potently inhibited KRAS in both the GTP- and GDP-bound states with single digit nanomolar IC50s. ERAS-4001's potent disruption of binding between KRAS G12D and the RAS-binding domain peptide is intended to model ERAS-4001's potential to block KRAS from signaling downstream via the RAS/MAPK pathway. ERAS-4001 showed the potential to inhibit KRAS mutants where KRAS spends more time in the activated GTP-bound state, such as G12D and G12V mutations.

Assay Class	Assay	Target	ERAS-4001 IC50 (nM)
Biochemical Functional	RAS-RAF Binding Assay (RBD)	RBD KRAS G12D GDP	**1.6**
		RBD KRAS G12D GMPPNP*	**6.8**

* GMPPNP is a nonhydrolyzable GTP analogue intended to approximate GTP-bound KRAS

Preclinical activity of ERAS-4001

ERAS-4001 showed encouraging in vivo activity in multiple CDX models. ERAS-4001 achieved tumor stasis and regression in three sensitive KRAS G12D models and one sensitive KRAS G12V model. In addition, ERAS-4001 showed promising activity in the pan-KRAS inhibitor insensitive model, the KRAS G12V mutant CDX NCI-H727.

Model	Sensitivity to pan-KRAS inhibitors	ERAS-4001 Dose (mg/kg BID)	TGI (%)
PK-59 (KRAS G12D PDAC CDX)	sensitive	30	101
		100	107
HPAC (KRAS G12D PDAC CDX)	sensitive	50	114
LU-01-1381 (KRAS G12D NSCLC PDX)	sensitive	30	108
RKN (KRAS G12V Ovarian CDX)	sensitive	30	117
NCI-H727 (KRAS G12V NSCLC CDX)	insensitive	30	30
		100	77
		300	101
NCI-H727 (KRAS G12V NSCLC CDX)	insensitive	30	41
		100	76
		300	97

ERAS-4001 has also demonstrated antitumor activity in combination with an anti-PD-1 in a KPC KRAS G12D CDX model where tumor regression was maintained even after treatment with both molecules was stopped on Day 38. Furthermore, no tumors formed in the rechallenge study, suggesting the combination of ERAS-4001 and anti-PD-1 can stimulate immunologic antitumor memory in the rechallenged mouse.

TGI of ERAS-4001 +/- anti-PD-1 in KRAS G12D PDX model

All treatment stopped by day 38. KPC rechallenge demonstrated immune memory effect by a contralateral inoculation of KPC cells in combination treatment groups that resulted in tumor formation.



Treatment group
ERAS-4001 100 mpk p.o. BID
Anti-PD-1 10 mpk i.p. BIW
ERAS-4001 100 mpk p.o. BID + anti-PD-1 10 mpk i.p. BIW
Vehicle p.o. BID / Rechallenge Control
Monotherapy treatment stopped
Combination treatment stopped
KPC rechallenge
Mean tumor volume (mm3) +/- SEM
Treatment Day



% Body Weight Change
Treatment group
ERAS-4001 100 mpk p.o. BID
Anti-PD-1 10 mpk i.p. BIW
ERAS-4001 100 mpk p.o. BID + anti-PD-1 10 mpk i.p. BIW
Vehicle p.o. BID
Mean Body Weight Change (%) +/- SEM
Treatment Day

PDX: patient-derived xenograft; p.o.: orally administered; i.p. intraperitoneally; BID: twice a day; BIW: twice a week; TGI: tumor growth inhibition

Pharmacokinetics and ADME of ERAS-4001

ERAS-4001 showed encouraging PK results, including oral bioavailability in mouse, rat, and dog.

	PK Parameter	Mouse	Rat	Dog
IV	Dose (mpk)	1.7	2	2.1
	C_0 (nM)	1,722	1,083	1,669
	$T_{1/2}$ (h)	1.9	3	5.8
	V_d (L/kg)	5.16	10.1	14.1
	Cl (mL/Kg/min)	45.5	70.9	53.1
	$AUC_{0\text{-}last}$ (nM·h)	938	615	827
Oral	Dose (mpk)	30.3	30.9	15.3
	C_{max} (nM)	2,090	584	323
	T_{max} (h)	1.5	4	0.5
	$T_{1/2}$ (h)	1.5	2.3	5.4
	$AUC_{0\text{-}last}$ (nM·h)	4,498	2,562	962
	Bioavailability (F %)	27	27	16

ERAS-4001 demonstrated favorable ADME results in vitro. The GLP cardiovascular telemetry study in dogs showed no QTc prolongation.

Assay	Value
CLogP / tPSA	3.7 / 111.6
pKa / Kinetic Solubility (pH@7.4)	9.0 / 113.0 μM
PPB (Unbound %)	1.3 (h) / 1.6 (d) / 0.8 (r) / 1.5 (m)
HMS CL_{int} (mL/min/kg)	38.8 (h) / 212.3 (d)/ 511.6 (r)/ 830 (m)
IS9 CL_{int} (mL/min/kg)	<9.6 (h) / 12.5 (d) / - / -
MDR1 A to B (P_{app} (10^{-6} cm/s) /Efflux Ratio	0.9 / 26.7
$K_{B/P}$ H / D / M (blood/plasma)	0.6 / 0.7 / 0.9
CYP450 IC50 (μM) 1A2 / 2C9 / 2C19 / 2D6 / 3A4	>50 / 37.7 / 24.4 / 9.9 / 6.6
GLP Ames	Negative
GLP hERG IC_{50} (μM)	<1
GLP cardiovascular study in dogs	No observed QTc prolongation

Initial clinical development strategy for ERAS-4001

The initial clinical trial for ERAS-4001 is called BOREALIS-1. The BOREALIS-1 trial is assessing ERAS-4001 as a monotherapy and in combination with approved and unapproved therapies for the treatment of patients with KRASm solid tumors. We anticipate a Phase 1 monotherapy data readout in the second half of 2026. In addition, we anticipate the initiation of monotherapy expansion cohorts and combination dose escalation cohorts in 2027.

ERAS-12: our EGFR D2/D3 biparatopic antibody program

Inhibition of activated EGFR signaling mediated by overexpression of EGFR has shown promise in treating various tumors, including CRC and head and neck squamous cell carcinoma. In tumors where overexpression of wildtype EGFR is thought to be a primary driver of EGFR signaling, an antibody-based approach is an effective way to target the receptor, and approved antibodies have demonstrated good tolerability as well as activity by inhibiting EGFR activation and mediating antibody-dependent cellular cytotoxicity, a process by which the antibody alerts the immune system to attack the bound tumor cell. However, all approved anti-EGFR antibodies target D3 only, which is the main site for ligand binding, and no approved antibodies target D2, which is responsible for dimerization of EGFR upon ligand binding. Binding of D2 prevents both EGFR homodimerization as well as heterodimerization. Overexpression of EGFR activates EGFR signaling by facilitating both homo- and heterodimerization. Consequently, an antibody that targets D2, the receptor domain responsible for dimerization upon ligand binding, would be predicted to be particularly efficacious.

Biparatopic antibodies are a subset of bispecific antibodies that have specificity for unique, non-overlapping epitopes found on the same molecular target. We have identified a lead biparatopic antibody that targets these two distinct domains on the EGFR receptor, which allows the antibody to inhibit both the ligand binding and dimerization functionality of the receptor.


α-EGFR (ER-2a)
D2
EGFR
α-EGFR (ER-3a)
D3
EGFR
ER-2b
+
ER-3b
ER-2b/3b
bi-specific tool antibody

Diagram (A) visualizes the EGFR antibody ER-2a binding to the extracellular domain II of EGFR wildtype (purple), which is accessible when EGFR is in the active state. EGFR assumes an active state conformation when its ligand is bound (the bound ligand is shown in blue). Diagram (B) visualizes the EGFR antibody ER-3a binding to the extracellular domain III of EGFR wildtype (purple), which is accessible when EGFR is in the inactive state. In the rectangle, the portion of ER-2b that recognizes domain II of EGFR and the portion of ER-3b that recognizes domain III of EGFR are combined into a bispecific antibody that binds EGFR in both states.

This dual inhibition can potentially achieve differentiated and potentially more effective EGFR inhibition than currently approved EGFR antibodies. Overall, we anticipate this strategy will result in better control of tumor growth and delay the emergence of resistance mechanisms.

Our lead ERAS-12 antibody is also designed with enhanced Fc-effector functions, including complement dependent cytotoxicity, antibody dependent cellular cytotoxicity, and antibody dependent cellular phagocytosis. The Fc region of IgG1 contains several binding sites for immune effector cells (i.e., Fcγ) and the classical complement protein C1q. As noted, our lead antibody is biparatopic, binding to both D2 and D3 of EGFR. This potentially can produce oligomerized EGFR-antibody structures on the cell surface. Complexes of this type can amplify Fc-effector functions creating multiple mechanisms to induce tumor cell death and encourage durable immune activity.


FaDu + EGF
HCT-8 + EGF
H1975 + EGF
% Confluency
100
50
0
0.01 0.1 1 10 100 1000
Antibody (nM)
CTRL
CTX
PTMB
ER-2a
ER-3a
ER-3a/ER-2a
CTX: Cetuximab
PTMB: Panitumumab
ER-2a: EGFR D2 antibody
ER-3a: EGFR D3 antibody

The biparatopic antibody ER-3a/ER-2a and EGFR active state-binding antibody ER-2a inhibited cell growth in FaDu, an HNSCC cell line, and HCT-8, a CRC cell line, and the NSCLC cell line H1975. FaDu and HCT-8 expressed wildtype EGFR and H1975 expressed EGFR with two kinase domain mutations, L858R and T790M. EGFR's ligand, EGF, was added to these cells to further stimulate EGFR activity and model environments where EGF is expressed. As expected, only the two antibodies that recognized the active state of EGFR, ER-3a/ER-2a, inhibited the proliferation of all three cell lines, as indicated by a reduced confluency percentage.

Our acquisition and license agreements

Guangzhou Joyo

In May 2024, we entered into an exclusive license agreement (the Joyo License Agreement) with Joyo under which we were granted an exclusive, worldwide (except mainland China, Hong Kong and Macau), royalty-bearing license to certain patent and other intellectual property rights owned or controlled by Joyo to develop, manufacture, and commercialize certain pan-RAS inhibitors in all fields of use. Pursuant to the Joyo License Agreement, we had an option to expand the territory of the license to include mainland China, Hong Kong and Macau by making a $50.0 million payment to Joyo on or prior to the first dosing of the first patient in a Phase 2 clinical trial by either us or Joyo, or a payment of $150.0 million after the first dosing of the first patient in a Phase 2 clinical trial by either us or Joyo, and before filing a new drug application (or the foreign equivalent) by either us or Joyo. In March 2026, we sent Joyo notice that we were exercising our option to expand our territory under the Joyo License Agreement to include mainland China, Hong Kong and Macau, and based upon feedback from Joyo that it had dosed the first patient in a Phase 2 clinical trial, we made the corresponding $150.0 million payment (less applicable withholding amounts). We have the right to sublicense (through multiple tiers) our rights under the Joyo License Agreement, subject to certain limitations and conditions, and are required to use commercially reasonable efforts to commercialize licensed products in the United States.

Under the Joyo License Agreement, we made an upfront cash payment to Joyo of $12.5 million. In addition, we are obligated to make development and regulatory milestone payments of up to $51.5 million (with such amount increasing to $57.5 million following our exercise of the option to expand our territory to include mainland China, Hong Kong, and Macau) and commercial milestone payments of up to $125.0 million upon the achievement of the corresponding milestones. We are also obligated to pay tiered royalties on net sales of all licensed products, in the low- to mid-single digit percentages, subject to certain reductions.

The Joyo License Agreement will expire upon the last to expire royalty term, which is determined on a licensed product-by-licensed product and country-by-country basis, and is the later of: (i) ten years from the date of first commercial sale for the licensed product in such country, (ii) the last to expire valid claim within the licensed patent rights covering such licensed product, or (iii) the expiration of all regulatory exclusivity for the licensed product in such country. Upon expiration of the Joyo License Agreement, on a licensed product-by-licensed product and country-by-country basis, the license granted to us with respect to such product in such countries shall be deemed to be fully paid-up, royalty-free, non-terminable, irrevocable and perpetual.

The Joyo License Agreement may be terminated in its entirety by either party in the event of an uncured material breach by the other party or in the event the other party becomes subject to specified bankruptcy, insolvency, or similar circumstances. Joyo may terminate the Joyo License Agreement in the event that we or our affiliates or any of our or their sublicensees institutes, prosecutes or otherwise participates in any challenge to the licensed patents. We may terminate the Joyo License Agreement in its entirety at any time upon the provision of prior written notice to Joyo.

Upon termination of the Joyo License Agreement for any reason, all rights and licenses granted to us will terminate; and Joyo has an option to negotiate a license under any patent rights, know-how, or other intellectual property rights relating to the licensed products that are owned or controlled by us for the purpose of developing, manufacturing and commercializing the licensed products in our territory on terms to be negotiated between the parties.

Medshine

In May 2024, we entered into an exclusive license agreement (the Medshine License Agreement) with Medshine under which we were granted an exclusive, worldwide, royalty-bearing license to certain patent and other intellectual property rights owned or controlled by Medshine to develop, manufacture and commercialize certain pan-KRAS inhibitors in all fields of use. We have the right to sublicense (through multiple tiers) our rights under the Medshine License Agreement, subject to certain limitations and conditions, and are required to use commercially reasonable efforts to commercialize licensed products in certain geographical markets.

Under the Medshine License Agreement, we made an upfront cash payment to Medshine of $10.0 million. In addition, we are obligated to make development and regulatory milestone payments of up to $30.0 million and commercial milestone payments of up to $130.0 million upon the achievement of the corresponding milestones. We are also obligated to pay a low-single digit percentage royalty on net sales of all licensed products, subject to certain reductions.

The Medshine License Agreement will expire upon the last to expire royalty term, which is determined on a licensed product-by-licensed product and country-by-country basis, and is the later of: (i) ten years from the date of first commercial sale for the licensed product in such country, (ii) the last to expire valid claim within the licensed patent rights covering such licensed product, or (iii) the expiration of all regulatory exclusivity for the licensed product in such country. Upon expiration of the Medshine License Agreement, on a licensed product-by-licensed product and country-by-country basis, the license granted to us with respect to such product in such countries shall be deemed to be fully paid-up, royalty-free, non-terminable, irrevocable and perpetual.

The Medshine License Agreement may be terminated in its entirety by either party in the event of an uncured material breach by the other party or in the event the other party becomes subject to specified bankruptcy, insolvency, or similar circumstances. Medshine may terminate the Medshine License Agreement in the event that we or our affiliates or any of our or their sublicensees commences or actively and voluntarily participates in any challenge to the licensed patents. We may terminate the Medshine License Agreement in its entirety at any time upon the provision of prior written notice to Medshine.

Upon termination of the Medshine License Agreement for any reason, all rights and licenses granted to us will terminate. In addition, upon termination of the Medshine License Agreement by Medshine for cause, Medshine has an option to negotiate a license under any patent rights, know-how, or other intellectual property rights relating to the licensed products that are owned or controlled by us for the purpose of developing, manufacturing and commercializing the licensed products on terms to be negotiated between the parties.

Emerge Life Sciences

In March 2021, we entered into an asset purchase agreement (the ELS Purchase Agreement) with Emerge Life Sciences, Pte. Ltd. (ELS) wherein we purchased all rights, title, and interest (including all patent and other intellectual property rights) to ELS's EGFR antibodies directed against the EGFR domain II (EGFR-D2) and domain III (EGFR-D3) as well as a bispecific antibody where one arm is directed against EGFR-D2 and the other is directed against EGFR-D3. Under the ELS Purchase Agreement, we issued 500,000 shares of our common stock to ELS and made an upfront payment of $2.0 million, which represent all of the consideration payable to ELS under the ELS Purchase Agreement.

Novartis

In December 2022, we entered into the Novartis Agreement with Novartis under which we were granted an exclusive, worldwide, royalty-bearing license to certain patent and other intellectual property rights owned or controlled by Novartis to develop, manufacture, use, and commercialize naporafenib in all fields of use. In May 2025, in connection with our expectation that ERAS-0015 and ERAS-4001 would both become clinical stage programs, we conducted a strategic pipeline review. Following this review, in order to prioritize organizational focus and resources to advance our differentiated RAS-targeting franchise, we decided to evaluate strategic alternatives for our naporafenib program. After evaluating the clinical progress of our RAS franchise, we made a strategic decision to stop development of naporafenib. In March 2026, we sent a notice to Novartis to terminate the Novartis Agreement. The effective date of the termination of the Novartis Agreement is June 3, 2026. In connection with such termination, we and Novartis have agreed that we shall continue to ensure that the patients currently enrolled in the SEACRAFT-1 and SEACRAFT-2 trials will be permitted to continue to participate in such trials for the foreseeable future.

Asana BioSciences

In November 2020, we entered into the Asana Merger Agreement with Asana BioSciences, LLC (Asana), pursuant to which ASN Product Development, Inc. (ASN) became our wholly-owned subsidiary. Asana and ASN had previously entered into a license agreement, which was amended and restated prior to the closing of the merger transaction (the Asana License Agreement), pursuant to which ASN acquired an exclusive, worldwide license to certain intellectual property rights relating to inhibitors of ERK1 and ERK2 owned or controlled by Asana to develop and commercialize ERAS-007 and certain other related compounds for all applications. In May 2024, we announced a strategic reprioritization that included deprioritizing the final trial in the HERKULES series of clinical trials that was evaluating ERAS-007. In September 2025, we sent a notice to Asana to terminate the Asana License Agreement, with an effective termination date of November 8, 2025. In connection with such termination, we and Asana have agreed that we shall continue to ensure that the patients currently enrolled in the HERKULES series of trials will be permitted to continue to participate in such trials for the foreseeable future.

NiKang Therapeutics, Inc.

In February 2020, we entered into a license agreement (the NiKang License Agreement) with NiKang Therapeutics, Inc. (NiKang) under which we were granted an exclusive, worldwide license to certain intellectual property rights owned or controlled by NiKang related to certain SHP2 inhibitors to develop and commercialize ERAS-601 and certain other related compounds for all applications. In November 2023, the Company announced a strategic reprioritization that included deprioritizing the FLAGSHP-1 clinical trial that was evaluating ERAS-601. In September 2025, the Company sent a notice to NiKang to terminate the NiKang License Agreement, with an effective termination date of October 9, 2025. In connection with such termination, we and NiKang have agreed that we shall continue to ensure that the patients currently enrolled in the FLAGSHP-1 trial and an investigator-initiated trial of ERAS-601 will be permitted to continue to participate in such trials for the foreseeable future.

Katmai Pharmaceuticals

In March 2020, we entered into a license agreement (the Katmai License Agreement) with Katmai Pharmaceuticals, Inc. (Katmai) under which we were granted an exclusive, worldwide, royalty-bearing license to certain patent rights and know-how controlled by Katmai related to the development of small molecule therapeutic and diagnostic products that modulate EGFR and enable the identification, diagnosis, selection, treatment, and/or monitoring of patients for neuro-oncological applications to develop, manufacture, use, and commercialize ERAS-801 and certain other related compounds in all fields of use. In May 2024, we announced a strategic reprioritization which included deprioritizing our THUNDERBBOLT-1 clinical trial evaluating ERAS-801 in patients with recurrent glioblastoma. In April 2025, we entered into a termination agreement (the Katmai Termination Agreement) with Katmai. The Katmai Termination Agreement terminated the Katmai License Agreement as of April 1, 2025. Under the Katmai Termination Agreement, we assigned to Katmai certain know-how, intellectual property rights, third-party vendor agreements, regulatory filings, and materials that we developed in connection with the development of ERAS-801 under the Katmai License Agreement, and Katmai is obligated to make payments to us upon the occurrence of specific events related to Katmai’s future development and commercialization of ERAS-801. In addition, we provided certain transition services to Katmai for a 90-day period, for which Katmai reimbursed us for our internal costs related to such services.

Commercialization

We intend to maintain exclusive worldwide development and commercialization rights to our product candidates, and, if marketing approval is obtained, to commence commercialization activities by building a focused sales and marketing organization to sell our products on our own in the United States and potentially other regions such as Europe. We will likely seek commercialization partnerships for our product candidates in other regions beyond the United States and Europe. We currently have no sales, marketing, or commercial product distribution capabilities. We intend to build the necessary infrastructure and capabilities over time for commercialization in the United States and potentially other regions, following further advancement of our product candidates. Clinical data, the size of the addressable patient population, the size of the commercial infrastructure and manufacturing needs, and the status of our pipeline, may all influence or alter our commercialization plans.

Competition + Cooperation (“Coopetition”)

Although the biotechnology and pharmaceutical industries, and the oncology sector, are characterized by rapid evolution of technologies, fierce competition, and strong defense of intellectual property rights, we believe the most fearsome competitor of all is cancer itself. As such, we view other companies in this sector more as potential allies and collaborators than as competitors, as we all have a common cause: to defeat cancer. Many of the companies that are developing or marketing treatments for cancer, including major pharmaceutical and biotechnology companies that are working on therapies targeting the RAS/MAPK pathway, are companies with whom we endeavor to collaborate in our mission to erase cancer.

Collaborating with these companies alleviates some of the traditional challenges that emerging companies face with respect to financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement, and marketing approved products. Similarly, recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, programs are challenges for all companies developing or marketing treatments for cancer.

That said, our commercial potential could be reduced or eliminated if other companies develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than products that we may develop. Other companies also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in these companies establishing a strong market position before we are able to enter the market or make our development more complicated.

There are numerous companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. These treatments consist of small molecule drug products, biologics, cell-based therapies, and traditional chemotherapy. There are also a number of pharmaceutical companies with product candidates in development that target the nodes involving the RAS/MAPK pathway. These include, among others, Adlai Nortye, Amgen, Boehringer Ingelheim, BridgeBio Oncology Therapeutics, Bristol Myers Squibb, Eli Lilly, GenFleet Therapeutics, Jacobio Pharmaceuticals, Merck, Pfizer, Revolution Medicines, and Roche/Genentech.

Intellectual property

We strive to protect the proprietary technology, inventions, and improvements that are commercially or strategically important to our business, including seeking, maintaining, and defending patent rights, whether developed internally or in-licensed/acquired from third parties. We also rely on trade secrets and know-how relating to our proprietary technology and product candidates and continuing innovation to develop, strengthen and maintain our proprietary position. We also plan to rely on data exclusivity, market exclusivity and patent term adjustments or extensions when available. Our commercial success will depend in part on our ability to obtain and maintain patent and other intellectual property protection for our proprietary technology, inventions and improvements; to preserve the confidentiality of our trade secrets; to defend and enforce our proprietary rights, including any patents or trademarks that we may own in the future; and to operate without infringing on the valid and enforceable patents and other proprietary rights of third parties. Intellectual property rights may not address all potential threats to our competitive advantage.

We continually assess and refine our intellectual property strategy as we develop new product candidates. To that end, we are prepared to file additional patent applications in any appropriate fields if our intellectual property strategy includes such filings, or where we seek to adapt to competition or seize business opportunities. Further, we are prepared to file patent applications, as we consider appropriate under the circumstances, relating to the new technologies that we develop.

We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may own or license in the future, nor can we be sure that any of our existing patents or any patents we may own or license in the future will be useful in protecting our technology.

As of December 31, 2025, our patent estate for the programs listed below, which consists of owned and in-licensed patent families, includes one issued US patent, four pending US provisional applications, six pending US non-provisional patent applications, one issued foreign patent, eleven pending international patent applications filed under the Patent Cooperation Treaty (PCT application), and thirty-nine foreign patent applications in various markets outside of the United States. In particular, we have patents and/or patent applications pending for each of our product candidates.

ERAS-0015

As of December 31, 2025, we have in-licensed one patent family from Joyo. The patent family relates to compositions of RAS molecular glues, their preparation and methods of use, and includes one issued US patent, one pending US non-provisional patent application, one issued foreign patent, and thirteen pending foreign patent applications. Any patents that issue from applications for the in-licensed family are expected to expire in 2043, absent any patent term adjustments or extensions. As of December 31, 2025, we have in-licensed one additional patent family from Joyo. The patent family relates to methods of using RAS molecular glues, and includes one pending PCT patent application and one pending foreign patent application. Any patents that issue from applications for this in-licensed family are expected to expire in 2045, absent any patent term adjustments or extensions.

As of December 31, 2025, we own or co-own seven patent families relating to compositions of RAS molecular glues, their preparation and methods of use and include four pending US provisional applications, four pending PCT patent applications, and three pending foreign patent applications. Any patents issued from these applications are expected to expire between 2045 and 2046, absent any patent term adjustments or extensions.

ERAS-4001

As of December 31, 2025, we have in-licensed one patent family from Medshine relating to RAS inhibitors, their preparation, and methods of use. The patent family includes two pending US non-provisional patent applications and seventeen pending foreign patent applications. Any patents that issue from applications for the in-licensed family are expected to expire in 2043, absent any patent term adjustments or extensions.

As of December 31, 2025, we own six patent families relating to RAS inhibitors, their preparation, and methods of use. The patent families include one pending US non-provisional patent application, four pending foreign patent applications, and six pending PCT patent applications. Any patents issued from these applications are expected to expire between 2044 and 2045, absent any patent term adjustments or extensions.

ERAS-12

As of December 31, 2025, we own two patent families relating to EGFR antibodies, their preparation, and methods of use. The patent families include two pending US non-provisional patent applications and one pending foreign patent application. Any patents issued from these applications are expected to expire between 2042 and 2043, absent any patent term adjustments or extensions.

Other IP programs or patents

With respect to our product candidates and processes we intend to develop and commercialize in the normal course of business, we intend to pursue patent protection covering, when possible, compositions, methods of use, dosing and formulations. We may also pursue patent protection with respect to manufacturing and drug development processes and technologies. Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies. We may not be able to obtain patent protections for our compositions, methods of use, dosing and formulations, manufacturing and drug development processes and technologies throughout the world. Issued patents can provide protection for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. In general, patents issued for applications filed in the United States can provide exclusionary rights for 20 years from the earliest effective filing date. In addition, in certain instances, the term of an issued US patent that covers or claims an FDA-approved product can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period, which is called patent term extension. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The US Patent and Trademark Office (USPTO) may also adjust the term of a US patent to accommodate for delays caused by the USPTO during the prosecution of a US patent application. Congress has defined the conditions upon which an applicant can receive an adjustment to the term and such requirements are established in 35 USC 154(b). Similar provisions are available in Europe and other jurisdictions to extend the term of a patent that covers an approved drug. The term of patents outside of the United States varies in accordance with the laws of the foreign jurisdiction, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of

legal remedies in a particular country, and the validity and enforceability of the patent. Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time. In the future, if and when our therapeutic candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those therapeutic candidates. We intend to seek patent term extensions in any jurisdiction where these are available and where we also have a patent that may be eligible; however, there is no guarantee that the applicable authorities, including the USPTO and FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of biopharmaceuticals has emerged in the United States. The relevant patent laws and their interpretation outside of the United States is also uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our technology or product candidates and could affect the value of such intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements. We cannot guarantee that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may file in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our products, the methods of use or manufacture of those products. Moreover, even our issued patents do not guarantee us the right to practice our technology in relation to the commercialization of our products. Patent and other intellectual property rights in the pharmaceutical and biotechnology space are evolving and involve many risks and uncertainties. For example, third parties may have blocking patents that could be used to prevent us from commercializing our product candidates and practicing our proprietary technology, and our issued patents may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or could limit the term of patent protection that otherwise may exist for our product candidates. In addition, the scope of the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that are outside the scope of the rights granted under any issued patents. For these reasons, we may face competition with respect to our product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any patent protection for such product may expire or remain in force for only a short period following commercialization, thereby reducing the commercial advantage the patent provides.

We also rely on trade secrets to protect aspects of our technology and business not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect this intellectual property, in part, by requiring our employees, consultants, outside scientific collaborators, sponsored researchers and other service providers and advisors to execute confidentiality agreements upon the commencement of employment or other relationship with us. In general, these agreements provide that confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements further provide that inventions and discoveries conceived or reduced to practice by the individual that are related to our business, or actual, or demonstrably anticipated, research or development, or made during normal working hours, on our premises or using our equipment, supplies, or proprietary information, are our exclusive property. In many cases our agreements with consultants, outside scientific collaborators, sponsored researchers and other service providers and advisors require them to assign, or grant us licenses to, inventions resulting from the work or services they render under such agreements or grant us an option to negotiate a license to use such inventions.

We seek trademark protection in the United States and in certain other jurisdictions where available and when we deem appropriate. We currently have an issued United States trademark for our “ERASCA” mark and have registrations for such mark pending in foreign jurisdictions, including the European Union. We have also filed a trademark application in the United States as well as foreign jurisdictions, including the European Union, for registration of our “MAPKLAMP” mark.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our product candidates obtain marketing approval. We are working with our current manufacturers to ensure that we will be able to scale up our manufacturing capabilities to support our clinical plans. We are also in the process of locating and qualifying additional manufacturers to build redundancies into our supply chain. In addition, we rely on third parties to package, label, store, and distribute our product candidates, and we intend to continue to rely on third parties with respect to our commercial products if marketing approval is obtained. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment, and personnel while also enabling us to focus our expertise and resources on the design and development of our product candidates.

Government Regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs and biologics such as those we are developing. These entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates.

US regulation of drugs and biologics

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (FDCA), and its implementing regulations, and biologics under the FDCA and the Public Health Service Act and their implementing regulations. FDA approval of an NDA or biologics license application (BLA) or supplement is required before any new unapproved drug, biologic or dosage form, including a new use of a previously approved drug or biologic, can be marketed in the United States.

The process required by the FDA before such product candidates may be marketed in the United States generally involves the following:

- completion of extensive preclinical laboratory tests and preclinical animal studies, certain of which must be performed in accordance with applicable Good Laboratory Practice (GLP) regulations;
- submission to the FDA of an investigational new drug application (IND) which must become effective before human clinical trials may be initiated and must be updated annually;
- approval by an independent institutional review board (IRB) or ethics committee representing each clinical site before each clinical trial can be initiated;
- performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice (GCP) requirements to establish the safety and efficacy, or with respect to biologics, the safety, purity and potency of the product candidate for each proposed indication;
- preparation of and submission to the FDA of an NDA or BLA, after completion of all pivotal clinical trials;
- potential review of the product application by an FDA advisory committee, where appropriate and if applicable;
- a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;
- satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities where the proposed product drug substance is produced to assess compliance with current Good Manufacturing Practice requirements (cGMPs) and audits of selected clinical trial sites to ensure compliance with GCP; and
- FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the drug in the United States.

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as *in vitro* and animal studies to assess potential safety and efficacy. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations applicable to certain safety/toxicology studies.

An IND is a request for allowance from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls (CMC) information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may be initiated. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can be initiated. Submission of an IND therefore may or may not result in FDA allowance to initiate a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP, which, among other things, includes the requirement that all research subjects, or their legal representative, provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other things, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs or biologics, findings from animal or *in vitro* testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial initiates at that site, and must monitor the trial until completed. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some trials also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee, which provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial and may recommend that the clinical trial be halted if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of clinical trials and clinical trial results to public registries.

The clinical investigation of a drug is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined.

- ***Phase 1***: The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These trials are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.
- ***Phase 2***: The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.
- ***Phase 3***: The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for labeling.

Post-marketing trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, such as with accelerated approval drugs, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval.

Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency.

In addition, during the development of a new drug or biologic, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA or BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development.

NDA and BLA review process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, including results from nonclinical studies and clinical trials are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. The submission of an NDA or BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

The NDA or BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product's CMC and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of the product, or from a number of alternative sources, including trials initiated and sponsored by investigators.

In addition, under the Pediatric Research Equity Act (PREA), an NDA or BLA or supplement to an NDA or BLA must contain data to assess the safety and effectiveness of the drug or biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective, or a deferral or waiver for such data, as described in an agreed initial Pediatric Study Plan (iPSP). The Food and Drug Administration Safety and Innovation Act requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an iPSP within sixty days after an end-of-Phase 2 meeting, if no such meeting occurs, then before the start of the pivotal study or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, such as a molecular target relevant to pediatric cancers, PREA does not apply to any drug or biological product for an indication for which orphan designation has been granted.

Within 60 days following submission of the application, the FDA reviews the submitted BLA or NDA to determine if the application is substantially complete before the agency accepts it for filing. The FDA may refuse to file any NDA or BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the NDA or BLA must be resubmitted with the additional information. Once an NDA or BLA has been accepted for filing, the FDA's goal is to review standard applications within ten months after the filing date, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process may also be extended for a three-month period by the FDA to review additional information deemed a major amendment to the application. Once accepted for filing, the FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is sufficient to assure and preserve the product's identity, strength, quality and purity. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product's continued safety, purity and potency. When reviewing an NDA or BLA, the FDA may convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA may inspect one or more clinical sites to assure compliance with GCP.

After the FDA evaluates the NDA or BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter (CRL). An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL signals that the review cycle is complete and the application cannot be approved in its present form. The CRL will generally describe all of the deficiencies that the FDA has identified in the NDA or BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the CRL without first conducting any required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the CRL, the FDA may recommend actions that the applicant might take to place a resubmitted NDA or BLA in condition for approval, including requests for additional data, information or clarification. The FDA may delay or refuse approval of an NDA or BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA or BLA with a Risk Evaluation and Mitigation Strategy (REMS) to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. The FDA may also require one or more Phase 4 post-market trials and additional surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing trials.

Expedited development and review programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. For example, the fast track designation (FTD) program is intended to expedite or facilitate the process for reviewing product candidates that meet certain criteria. Specifically, product candidates are eligible for FTD if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. FTD applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the review team during product development and, once an NDA or BLA is submitted, the application may be eligible for priority review, if the relevant criteria are met. An NDA or BLA for a fast track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA or BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation (BTD) to expedite its development and review. A product candidate can receive BTD if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

Any marketing application for a drug or biologic submitted to the FDA for approval, including a product candidate with a FTD and/or BTD, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review. An NDA or BLA is eligible for priority review if the product candidate has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For new molecular entity NDAs and original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to 10 months under standard review).

Additionally, depending on the design of the applicable clinical trials, product candidates studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity,

rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled confirmatory clinical trials to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit, and may require that such confirmatory trials are underway prior to granting any accelerated approval. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required confirmatory trials in a timely manner or if such trials fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Orphan drug designation

Under the Orphan Drug Act, the FDA may grant ODD to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. ODD must be requested before submitting an NDA or BLA. After the FDA grants ODD, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The ODD does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product candidate that has ODD subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug or biologic for the same approved indication or use within such disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity in the relevant indication or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs relating to the approved indication or use of patients with the disease or condition for which the drug or biologic was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same indication or use, or the same drug or biologic for any indication or use in a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA or BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the disease or condition for which it received ODD. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs relating to the approved indication or use of patients with the rare disease or condition.

Post-approval requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved NDA or BLA. Drug and biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market trials or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
- fines, warning letters or holds on post-approval clinical trials;
- refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
- product seizure or detention, or refusal of the FDA to permit the import or export of products;
- consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
- mandated modification of promotional materials and labeling and the issuance of corrective information;
- injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of drug products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product's labeling and that differ from those approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product's FDA-approved labeling.

In addition, the distribution of prescription biopharmaceutical products is subject to the Prescription Drug Marketing Act (PDMA) which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Drug product marketing exclusivity

Market exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications. For example, the FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application (ANDA), or an NDA submitted under Section 505(b)(2), or 505(b) (2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of non-patent exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability trials, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another existing period of regulatory exclusivity or patent term if a sponsor conducts clinical trials in children in response to a Written Request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

Biosimilars and reference product exclusivity

The Biologics Price Competition and Innovation Act of 2009 (BPCIA) created an abbreviated approval pathway for biological products that are highly similar, or “biosimilar,” to or interchangeable with an FDA-approved reference biological product. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, is generally shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. A product shown to be biosimilar or interchangeable with an FDA-approved reference biological product may rely in part on the FDA’s previous determination of safety and effectiveness for the reference product for approval, which can potentially reduce the cost and time required to obtain approval to market the product.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products.

A biological product can also obtain pediatric market exclusivity in the United States, as described above, if the BLA sponsor voluntarily completes a pediatric study that fairly responds to a "written request" from the FDA to conduct such study.

FDA regulation of companion diagnostics

If safe and effective use of a drug or biologic depends on an *in vitro* diagnostic, then the FDA may require approval or clearance of that diagnostic, known as a companion diagnostic, at the same time that the FDA approves the therapeutic product. In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, if FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, FDA may not approve the drug or new indication if the companion diagnostic device is not also approved or cleared for that indication. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. The review of *in vitro* companion diagnostics in conjunction with the review of our product candidates will, therefore, likely involve coordination of review by the FDA’s Center for Drug Evaluation and Research or the FDA’s Center for Biologics Evaluation and Research and the FDA’s Center for Devices and Radiological Health Office of In Vitro Diagnostics and Radiological Health.

Under the FDCA, *in vitro* diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are clearance of a premarket notification pursuant to Section 510(k) of the FDCA, also called 510(k) clearance, and approval of a premarket approval application (PMA).

The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device's safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee. In addition, PMAs for certain devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. As part of the PMA review, the FDA will typically inspect the manufacturer's facilities for compliance with the Quality Management System Regulation (QMSR) which imposes elaborate testing, control, documentation and other quality assurance requirements.

If the FDA's evaluation of the PMA application is favorable, the FDA typically issues an approvable letter requiring the applicant's agreement to specific conditions, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA's evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution. Once granted, PMA approval may be withdrawn by the FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards are not maintained or problems are identified following initial marketing.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer's manufacturing processes are required to comply with the applicable portions of the QMSR, which covers the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Other US regulatory requirements

In addition to FDA regulation of pharmaceutical products, pharmaceutical companies are also subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business and may constrain the financial arrangements and relationships through which we research, as well as sell, market and distribute any products for which we obtain marketing authorization. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. If their operations are found to be in violation of any of such laws or any other governmental regulations that apply, they may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and imprisonment.

US coverage and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidate for which we may seek regulatory approval. Sales in the United States will depend, in part, on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which we or our customers seek reimbursement for our product candidates can be subject to challenge, reduction or denial by third-party payors.

The process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. In the United States, there is no uniform policy among payors for coverage or reimbursement. Decisions regarding whether to cover any of a product, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that can require manufacturers to provide scientific and clinical support for the use of a product to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Third-party payors may not consider our product candidates to be medically necessary or cost-effective compared to other available therapies. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval.

US healthcare reform

In the United States, there have been, and continue to be, legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the profitable sale of product candidates. Among policy makers and payors in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

By way of example, in March 2010, the Patient Protection and Affordable Care Act (the ACA) was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA, among other things, increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the average manufacturer price; required collection of rebates for drugs paid by Medicaid managed care organizations; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs; implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; creates a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services (CMS) to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Since its enactment, there have been judicial, executive and political challenges to certain aspects of the ACA. On June 17, 2021, the US Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory cap on manufacturers' Medicaid drug rebate liability, beginning January 1, 2024. The rebate was previously capped at 100% of a drug's average manufacturer price.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was enacted into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (which began in 2025). The IRA permits the Secretary of the Department of Health and Human Services (HHS) to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has issued and will continue to issue guidance implementing the IRA. CMS has published the negotiated prices for the initial ten drugs, which went into effect in 2026, and the subsequent 15 drugs, which will first be effective in 2027, as well as the next set of 15 drugs that will be subject to negotiation, although the Medicare drug price negotiation program is currently subject to legal challenges. While the impact of the IRA on the pharmaceutical industry cannot yet be fully determined, it is likely to be significant.

More recently, the One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect our sales of any product candidate that we commercialize.

The current Presidential administration is pursuing a two-fold strategy to reduce drug costs in the US. While it is unclear whether and how such policies will be implemented, the proposed policies are likely to have a negative impact on the pharmaceutical industry and on our ability to receive adequate revenues for our products and any additional product candidates we develop, if approved. As part of this strategy, President Trump has proposed imposing significant tariffs on pharmaceutical manufacturers that do not adopt pricing policies such as most favored nation pricing, which would tie the price for drugs in the US to the lowest price in a group of other countries. In response, multiple manufacturers have reportedly entered into confidential pricing agreements with the federal government. In addition, the Trump administration is pursuing traditional regulatory pathways to impose drug pricing policies, although final regulations have not yet been published. In addition, pharmaceutical pricing and marketing has long been the subject of considerable discussion in Congress and among policymakers, and it is possible that Congress could enact additional laws that negatively affect the pharmaceutical industry.

Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure, drug price increase disclosure and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which drugs and suppliers will be included in their healthcare programs Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare product candidates and services, which could result in reduced demand for our product candidates once approved or additional pricing pressures.

EU Medicinal Product Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization (MA), commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union (EU), the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others. Failure to comply with applicable foreign regulatory requirements, may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Non-clinical Studies and Clinical Trials

Similarly to the United States, the various phases of non-clinical and clinical research in the EU are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical (pharmaco-toxicological) studies must be conducted in compliance with the principles of good laboratory practice (GLP) as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products, e.g., radio-pharmaceutical precursors for radio-labeling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use (ICH) guidelines on GCP as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products (ATMPs). If the sponsor of the clinical trial is not established within the EU, it must appoint an entity within the EU to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any trial subject injured in the clinical trial.

The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation (CTR) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. Unlike directives, the CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which contains a centralized EU portal and database.

While the EU Clinical Trials Directive required a separate clinical trial application (CTA) to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed.

The CTR transition period ended on January 31, 2025, and all clinical trials (and related applications) are now fully subject to the provisions of the CTR.

Medicines used in clinical trials must be manufactured in accordance with good manufacturing practice (GMP). Other national and EU-wide regulatory requirements also apply.

Marketing Authorizations

To market a medicinal product in the EU and in many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EU, medicinal product candidates can only be commercialized after obtaining a MA. To obtain regulatory approval of an investigational medicinal product under EU regulatory systems, we must submit a MA application (MAA). The process for doing this depends, among other things, on the nature of the medicinal product. There are two types of MAs (i.e., centralized and national MAs). Our product candidates are expected to be subject to the centralized MA procedure.

"Centralized MAs" are issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) and are valid throughout the EU. The centralized procedure is mandatory for certain types of products, such as: (i) medicinal products derived from biotechnology medicinal products, (ii) designated orphan medicinal products, (iii) ATMPs (such as gene therapy, somatic cell therapy or tissue-engineered medicines), and (iv) medicinal products containing a new active substance indicated for the treatment certain diseases, such as HIV/AIDS, cancer, neurodegenerative diseases, diabetes, other auto-immune and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or that the granting of authorization would be in the interest of public health in the EU.

Under the centralized procedure, the maximum timeframe for the evaluation of a MAA by the EMA is 210 days. Where there is a major public health interest and an unmet medical need for a product, the CHMP may perform an accelerated review of a MA in no more than 150 days (not including clock stops). Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the PRIority MEdicines (PRIME) scheme, which provides incentives similar to the breakthrough therapy designation in the US. In March 2016, the EMA launched an initiative, the PRIME scheme, a voluntary scheme aimed at enhancing the EMA's support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. Product developers that benefit from PRIME designation can expect to be eligible for accelerated assessment but this is not guaranteed. The benefits of a PRIME designation include the appointment of a CHMP rapporteur before submission of a MAA, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated review earlier in the application process.

Moreover, in the EU, a "conditional" MA may be granted in cases where all the required safety and efficacy data are not yet available. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and has to be renewed annually until fulfillment of all the conditions. Once the pending studies are provided, it can become a "standard" MA. However, if the conditions are not fulfilled within the timeframe set by the EMA, the MA ceases to be renewed

Under the above-described procedures, in order to grant the MA, the EMA or the competent authorities of the EU member states make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

MAs have an initial duration of five years. After these five years, the authorization may be renewed for an unlimited period on the basis of a reevaluation of the risk-benefit balance, unless the EMA decides, on justified grounds relating to pharmacovigilance, to mandate one additional five-year renewal period.

Data and Marketing Exclusivity

In the EU, new products authorized for marketing (*i.e.*, reference products) generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, the data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The overall 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU's regulatory authorities to be a new chemical or biological entity, and products may not qualify for data exclusivity.

Orphan Medicinal Products

The criteria for designating an "orphan medicinal product" in the EU are similar in principle to those in the United States. A medicinal product can be designated as an orphan if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life threatening or chronically debilitating condition (2) either (a) such condition affects not more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from the orphan status, would not generate sufficient return in the EU to justify the necessary investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized for marketing in the EU or, if such method exists, the product will be of significant benefit to those affected by that condition.

Orphan designation must be requested before submitting an MAA. An EU orphan designation entitles a party to incentives such as reduction of fees or fee waivers, protocol assistance, and access to the centralized procedure. Upon grant of a MA, orphan medicinal products are entitled to a ten years of market exclusivity for the approved indication, which means that the competent authorities cannot accept another MAA, or grant a MA, or accept an application to extend a MA for a similar medicinal product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan, or PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The orphan exclusivity period may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan designation, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, MA may be granted to a similar product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product.

Pediatric Development

In the EU, MAAs for new medicinal products candidates have to include the results of trials conducted in the pediatric population, or a waiver or deferral for such data, in compliance with a pediatric investigation plan (PIP) agreed with the EMA's Pediatric Committee (PDCO). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there is sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all EU Member States and trial results are included in the product information, even when negative, the product is eligible for six months' supplementary protection certificate extension (if any is in effect at the time of authorization).

Post-Approval Requirements

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the member states. The holder of a MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance (QPPV) who is responsible for the establishment and maintenance of that system, and oversees the safety profiles of medicinal products and any emerging safety concerns. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (PSURs).

All new MAA must include a risk management plan (RMP) describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety trials.

The advertising and promotion of medicinal products are also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another.

The aforementioned EU rules are generally applicable in the European Economic Area (EEA) which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Regulation of Companion Diagnostics

In the EU, in vitro diagnostic medical devices (IVD MDs) were regulated by the In Vitro Diagnostic Medical Devices Directive (IVDD) which regulated the placing on the market, the CE marking, the essential requirements, the conformity assessment procedures, the registration obligations for manufacturers and devices as well as the vigilance procedure. IVD MDs had to comply with the requirements provided for in the IVDD, and with further requirements implemented at national level (as the case may be).

The regulation of companion diagnostics is subject to further requirements since the In Vitro Diagnostic Medical Devices Regulation (IVDR) became applicable on May 26, 2022. Following subsequent legislative changes, European institutions adopted a “progressive” roll-out of the IVDR to prevent disruption in the supply of in vitro diagnostic medical devices. Therefore, the IVDR applies since May 26, 2022 but there is a tiered system extending the grace period for many devices (depending on their risk classification) before they have to be fully compliant with the regulation. The IVDR introduced a new classification system for companion diagnostics which are now specifically defined as diagnostic tests that support the safe and effective use of a specific medicinal product, by identifying patients that are suitable or unsuitable for treatment. Companion diagnostics will have to undergo a conformity assessment by a notified body. Before it can issue an EU certificate, the notified body must seek a scientific opinion from the EMA on the suitability of the companion diagnostic to the medicinal product concerned if the medicinal product falls exclusively within the scope of the centralized procedure for the authorization of medicines, or the medicinal product is already authorized through the centralized procedure, or a marketing authorization application for the medicinal product has been submitted through the centralized procedure. For other substances, the notified body can seek the opinion from a national competent authorities or the EMA.

Rest of the World Regulation

For other countries outside of the EU, such as countries in Latin America or Asia (e.g., China and Japan), the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Data Privacy and Security Laws

Numerous state, federal and foreign laws, regulations and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Facilities

Our corporate headquarters is located in San Diego, California, where we lease approximately 78,000 square feet of office and laboratory space pursuant to a lease that expires in April 2032 and may be terminated early under certain circumstances. In January 2024, we entered into an agreement to sublease the second floor of our corporate headquarters (the January 2024 Sublease). Pursuant to the January 2024 Sublease, the subleased space was approximately 11,000 square feet of office space with a sublease term of three years which included an option for the subtenant to renew for an additional year and an early termination clause. In June 2025, we and the subtenant entered into a termination agreement that terminated the January 2024 Sublease in July 2025. In July 2024, we entered into an agreement to sublease the first floor of our corporate headquarters (the July 2024 Sublease). Pursuant to the July 2024 Sublease, the subleased space is approximately 18,000 square feet of office space with a sublease term of 61 months beginning in October 2024. The July 2024 Sublease includes an option for the subtenant to renew for an additional year and an early termination clause. In September 2024, we entered into an agreement to sublease a portion of the third floor of our corporate headquarters (the September 2024 Sublease). Pursuant to the September 2024 Sublease, the subleased space was approximately 5,000 square feet of laboratory space with a sublease term of one year which included an option for the subtenant to renew for an additional year. In July 2025, the September 2024 Sublease was amended to: (i) add approximately 5,000 square feet of laboratory space on the third floor and approximately 11,000 square feet of office space on the second floor to the subleased space; and (ii) to extend the term of the September 2024 Sublease through December 31, 2027. The amendment to the September 2024 Sublease includes an option for the subtenant to renew for an additional year.

We also lease approximately 30,000 square feet of office and laboratory space in South San Francisco, California, pursuant to a lease that expires in October 2032, with an option to extend the term by five years, subject to certain conditions.

We believe our existing facilities are adequate to meet our current business requirements for the near term, and that additional space will be available on commercially reasonable terms, if required.

Employees

As of February 28, 2026, we had 103 full-time employees (FTEs), 34 of whom have doctorate degrees. Of our FTEs, 70 are engaged in research and development activities, and 33 are engaged in general and administrative activities. The majority of our employees are located in San Diego County, California. None of our employees are represented by labor unions or covered by collective bargaining units. We consider our relationship with our employees to be good.

Our human resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards.

Corporate Information

We were incorporated under the laws of the State of Delaware on July 2, 2018 as Erasca, Inc. Our principal executive offices are located at 3115 Merryfield Row, Suite 300, San Diego, California 92121, and our telephone number is 858-465-6511. Our website address is www.erasca.com. Our website and the information contained on, or that can be accessed through, the website will not be deemed to be incorporated by reference in, and are not considered part of, this Annual Report on Form 10-K.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year: (a) following the fifth anniversary of the completion of the IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the prior three-year period.

Available Information

Our website address is www.erasca.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, proxy and information statements and amendments to those reports filed or furnished pursuant to Sections 13(a), 14, and 15(d) of the Exchange Act are available through the “Investors” portion of our website free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, our filings with the SEC may be accessed through the SEC’s Interactive Data Electronic Applications system at www.sec.gov. All statements made in any of our securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and we do not assume or undertake any obligation to update any of those statements or documents unless we are required to do so by law.

We use the “Investors” portion of our website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Investors should monitor such website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information relating to our corporate governance is also included on our website. The information in or accessible through the SEC and our website are not incorporated into, and are not considered part of, this Annual Report on Form 10-K.

Item 1A. Risk Factors.

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the other information in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before making investment decisions regarding our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. The risks described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks related to our limited operating history, financial position and need for additional capital

We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

We are a clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We commenced operations in 2018, and to date, we have focused primarily on organizing and staffing our company, business planning, raising capital, identifying, acquiring and in-licensing our product candidates, establishing our intellectual property portfolio, conducting research, preclinical studies and clinical trials, establishing arrangements with third parties for the manufacture of our product candidates and related raw materials, and providing general and administrative support for these operations. Our scientific approach to the discovery and development of product candidates is unproven, and we do not know whether we will be able to develop or obtain regulatory approval for any products of commercial value. In addition, while we are currently conducting our AURORAS-1 and BOREALIS-1 Phase 1 clinical trials for ERAS-0015 and ERAS-4001, respectively, our remaining product candidates are in the preclinical or discovery stage. We have not yet completed any later-stage, large-scale or pivotal clinical trials, obtained regulatory approvals, manufactured a commercial-scale product, or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing biopharmaceutical products.

We have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We do not have any products approved for sale and have not generated any revenue since our inception. If we are unable to successfully develop and obtain requisite approval for our product candidates, we may never generate any revenue. Our net losses were $124.5 million and $161.7 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $892.2 million. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. All of our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we continue our development of, seek regulatory approval for and potentially commercialize any of our product candidates and seek to identify, assess, acquire, in-license or develop additional product candidates.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing clinical trials and preclinical studies of our product candidates, discovering, acquiring or in-licensing additional product candidates, obtaining regulatory approval for these product candidates, and manufacturing, marketing, and selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of many of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability. In addition, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable may have an adverse effect on the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development

efforts, diversify our product candidates, or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will require substantial additional capital to finance our operations, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our development programs, commercialization efforts or other operations.

The development of biopharmaceutical product candidates is capital-intensive. Our operations have consumed substantial amounts of cash since inception. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct our ongoing and future clinical trials and preclinical studies, and seek regulatory approval for our current product candidates and any future product candidates we may develop or otherwise acquire. In addition, as our product candidates progress through development and toward commercialization, we will need to make milestone payments to the licensors and other third parties from whom we have in-licensed our product candidates, including ERAS-0015 and ERAS-4001. If we obtain regulatory approval for any of our product candidates, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution. Because the outcome of any clinical trial or preclinical study is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Based on our current operating plan, we believe that our existing cash, cash equivalents and marketable securities, together with the net proceeds of $242.7 million received from the public offering of 25,875,000 shares of our common stock at a price to the public of $10.00 per share (the 2026 Offering), which closed in January 2026, less the $150.0 million payment made to Joyo in March 2026 in connection with the option exercise notice, will be sufficient to fund our operations into the second half of 2028. We have based these estimates on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our operating plans and other demands on our cash resources may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. In addition, we may seek additional capital due to favorable market conditions or liquidity or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. For example, in August 2025, we entered into an Amended and Restated Open Market Sale Agreement (the 2025 Sale Agreement) with the Agent, pursuant to which we may, from time to time, offer and sell shares of our common stock having an aggregate offering price of up to $200 million. There can be no assurance that the Agent will be successful in consummating any future sales based on prevailing market conditions or in the quantities or at the prices that we deem appropriate. In addition, the 2025 Sale Agreement may be terminated by us or the Agent at any time upon specified notice to the other party, or by the Agent at any time in certain circumstances, including the occurrence of a material adverse change. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates.

Our future capital requirements will depend on many factors, including, but not limited to:

- the type, number, scope, progress, expansions, results, costs and timing of discovery, preclinical studies and clinical trials of our product candidates that we are pursuing or may choose to pursue in the future, including the costs of any third-party products used in our combination clinical trials that are not covered by such third party or other sources;
- the costs and timing of manufacturing for our product candidates with contract manufacturing organizations (CMOs), including commercial manufacturing, if any product candidate is approved;
- the costs, timing and outcome of regulatory review of our product candidates;
- the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;
- our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal controls over financial reporting;
- the costs associated with hiring additional personnel, consultants, and contract research organizations (CROs) as our preclinical and clinical activities increase;

- the timing and amount of the milestone or other payments we must make to the licensors and other third parties from whom we have in-licensed or acquired our product candidates;
- the costs and timing of establishing or securing sales and marketing capabilities if any product candidate is approved;
- our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;
- patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors;
- any delays and cost increases that result from geopolitical or economic events;
- the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;
- any delays and cost increases that result from geopolitical and economic events;
- evolving government regulation that impacts the way we operate, including the potential negative effects of changes in United States tariff and import/export regulations; and
- costs associated with any products or technologies that we may in-license or acquire.

Conducting clinical trials and preclinical studies and identifying potential product candidates is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all, including as a result of financial and credit market deterioration or instability, market-wide liquidity shortages, geopolitical events or otherwise.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings, or other capital sources, including potential collaborations, licenses and other similar arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.

If we raise additional funds through future collaborations, licenses and other similar arrangements, we may have to relinquish valuable rights to our future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed or on terms acceptable to us, we would be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our portfolio of investments or bank deposits may be subject to market, interest and credit risk that may reduce their value and adversely affect our business, results of operations and financial condition.

The value of our investments may decline due to interest rate changes, downgrades of the bonds and other securities included in our investment portfolio and instability in the global financial markets that reduces the liquidity of securities included in our portfolio. In addition, future adverse developments with respect to financial institutions or the broader financial services industry may impair our ability to access capital needed to support near-term working capital needs, whether from our existing investment and deposit accounts or otherwise, and may lead to market-wide liquidity shortages and create additional market and economic uncertainty. Furthermore, a possible recession, rising inflation, and ongoing geopolitical events have and may continue to adversely affect the financial markets in some or all countries worldwide.

Each of these events may cause us to record charges to reduce the carrying value of our investment portfolio or sell investments for less than our acquisition cost. Although we attempt to mitigate these risks through diversification of our investments, the value of our investments may nevertheless decline, and our ability to fund our near-term and long-term working capital needs to support our business and clinical development plans may be adversely affected. In addition, any decline in available funding or access to our cash and liquidity resources could also result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws.

Risks related to the discovery, development and regulatory approval of our product candidates

If we are unable to successfully develop, obtain regulatory approval and ultimately commercialize any of our current or future product candidates, or experience significant delays in doing so, our business will be materially harmed.

While we are currently conducting our AURORAS-1 and BOREALIS-1 Phase 1 trials for ERAS-0015 and ERAS-4001, respectively, all of our other programs are still in the preclinical or discovery stage. Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates. The success of our product candidates will depend on several factors, including the following:

- initiation and successful enrollment of clinical trials and timely completion of clinical trials and preclinical studies with favorable results;
- allowance to proceed with clinical trials under INDs by the FDA, or under similar regulatory submissions by comparable foreign regulatory authorities for the conduct of clinical trials of our product candidates and our proposed design of future clinical trials;
- the frequency and severity of adverse events in clinical trials;
- maintaining and establishing relationships with CROs and clinical sites for the clinical development of our product candidates both in the United States and internationally;
- demonstrating the safety, purity, potency and efficacy of our product candidates to the satisfaction of applicable regulatory authorities;
- receipt of marketing approvals from applicable regulatory authorities, including NDAs and BLAs from the FDA and maintaining such approvals;
- making arrangements with our third-party manufacturers for, or establishing, commercial manufacturing capabilities;
- establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;
- establishing and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;
- maintaining an acceptable safety profile of our products following approval, if any; and
- maintaining and growing an organization of people who can develop and commercialize our products and technology.

If we are unable to develop, obtain regulatory approval for, or, if approved, successfully commercialize our product candidates, we may not be able to generate sufficient revenue to continue our business.

Our scientific approach to the discovery and development of product candidates is unproven, and we do not know whether we will be able to develop any products of commercial value, or if competing approaches will limit the commercial value of our product candidates.

The success of our business depends primarily upon our ability to identify, develop and commercialize products based on our scientific approach, which is singularly focused on shutting down the RAS/MAPK pathway, a novel and unproven approach. While we have had favorable preclinical study results for certain of our development programs, we have not yet succeeded and may not succeed in demonstrating efficacy and safety for any product candidates in late-stage clinical trials or in obtaining marketing approvals from the FDA or other regulatory authorities or in commercializing such product candidates. In addition, while we believe our pipeline will yield multiple additional INDs for our development programs in

the future, we may not be successful in our discovery efforts, and even if successful, we may not be able to submit INDs and have such INDs accepted to enable us to commence clinical trials on the timelines we expect, if at all. Our research methodology and scientific approach may be unsuccessful in identifying additional product candidates, and any product candidates may be shown to have harmful side effects or may have other characteristics that may necessitate additional clinical testing, or make the product candidates unmarketable or unlikely to receive marketing approval. In particular, using multiple agents to shut down multiple nodes of the RAS/MAPK pathway simultaneously is a novel approach that may have unexpected consequences, including adverse events that preclude successful development and approval of our product candidates. Further, because all of our current product candidates and development programs are based on the RAS/MAPK pathway, adverse developments with respect to one of our programs may have a significant adverse impact on the actual or perceived likelihood of success and value of our other programs.

In addition, the biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies. Our future success will depend in part on our ability to maintain a competitive position with our scientific approach. If we fail to stay at the forefront of technological change in utilizing our approach to create and develop product candidates, we may be unable to compete effectively. Our competitors may render our approach obsolete, or limit the commercial value of our products or product candidates by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our approach. By contrast, adverse developments with respect to other companies that attempt to use a similar approach to our approach may adversely impact the actual or perceived value and potential of our product candidates.

If any of these events occur, we may be forced to delay, modify, or abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

Clinical and preclinical development involves a lengthy and expensive process with an uncertain outcome, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results. Any of our product candidates may not have favorable results in clinical trials, if any, or receive regulatory approval on a timely basis, if at all.

Clinical and preclinical development is expensive and can take many years to complete, and its outcome is inherently uncertain. We cannot guarantee that any clinical trials or preclinical studies will be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the preclinical study or clinical trial process, including due to factors that are beyond our control. Further, we may not be able to meet expected timeframes for data readouts, such as those for the AURORAS-1 and JYP0015M101 clinical trials, and the BOREALIS-1 clinical trial. Despite promising preclinical or clinical results, any product candidate can unexpectedly fail at any stage of preclinical or clinical development. The historical failure rate for product candidates in our industry is high.

The results from preclinical studies or clinical trials of a product candidate or a competitor’s product candidate in the same class may not predict the results of later clinical trials of our product candidate, and interim, topline, or preliminary results of a clinical trial are not necessarily indicative of final results. In addition, clinical trial data across separate trials may not be directly comparable due to differences in trial protocols, conditions and patient populations. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy characteristics despite having progressed through preclinical studies and initial clinical trials. We do not know whether our product candidates will perform in ongoing or future clinical trials as they have performed in prior trials and studies or in preliminary or interim data readouts for ongoing trials. It is not uncommon to observe results in clinical trials that are unexpected based on preclinical studies and early clinical trials, and many product candidates fail in clinical trials despite very promising early results. If unexpected observations or toxicities are observed for any of our development programs, such results may delay or prevent the initiation of clinical trials for such development programs. Moreover, preclinical and clinical data may be susceptible to varying interpretations and analyses. A number of companies in the biopharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies. Such setbacks have occurred and may occur for many reasons, including, but not limited to: clinical sites and investigators may deviate from clinical trial protocols, whether due to lack of training or otherwise, and we may fail to detect any such deviations in a timely manner; patients may fail to adhere to any required clinical trial procedures, including any requirements for post-treatment follow-up; our product candidates may fail to demonstrate effectiveness or safety in certain patient subpopulations, which has not been observed in earlier trials due to limited sample size, lack of analysis or otherwise; or our clinical trials may not adequately represent the patient populations we intend to treat, whether due to limitations in our trial designs or otherwise, such as where one patient subgroup is overrepresented in the clinical trial. There can be no assurance that we will not suffer similar setbacks despite the data we observed in earlier or ongoing studies. Based upon negative or inconclusive results, we or any future collaborator may decide, or regulators may require

us, to conduct additional preclinical studies or clinical trials, which would cause us to incur additional operating expenses and delays and may not be sufficient to support regulatory approval on a timely basis or at all.

For the foregoing reasons, we cannot be certain that our ongoing and future clinical trials and preclinical studies will be successful. Any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the FDA's and other regulatory authorities' policies with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation (CTR) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the EU Clinical Trials Directive required a separate clinical trial application (CTA) to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state's decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. The CTR transition period ended on January 31, 2025, and all clinical trials (and related applications) are now fully subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.

Any difficulties or delays in the commencement or completion, or termination or suspension, of our current or future clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical studies to demonstrate the safety, purity, potency and efficacy of the product candidates in humans. Before we can initiate clinical trials for our preclinical product candidates, we must submit the results of preclinical studies to the FDA or comparable foreign regulatory authorities along with other information, including information about product candidate chemistry, manufacturing and controls and our proposed clinical trial protocol, as part of an IND application or similar regulatory submission. The FDA or comparable foreign regulatory authorities may require us to conduct additional preclinical studies for any product candidate before it allows us to initiate clinical trials under any IND or similar regulatory submission, which may lead to delays and increase the costs of our preclinical development programs. Moreover, even if these trials begin, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. Any delays in the commencement or completion of our ongoing and future clinical trials for our current and any future product candidate could significantly affect our product development timelines and product development costs.

We do not know whether our ongoing or future clinical trials will be completed on schedule, if at all. The commencement, data readouts and completion of clinical trials can be delayed for a number of reasons, including delays related to:

- inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trial;
- obtaining regulatory allowances or authorizations to commence a trial or reaching a consensus with regulatory authorities on trial design;
- the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;
- any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
- delays in identifying, recruiting and training suitable clinical investigators;
- obtaining approval from one or more IRBs at clinical trial sites;
- IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;
- changes to the clinical trial protocol;

- clinical sites deviating from the trial protocol or dropping out of a trial;
- failure by us or our CROs to perform in accordance with GCP requirements or applicable regulatory guidelines in other countries;
- manufacturing sufficient quantities of product candidates or obtaining sufficient quantities of combination therapies for use in clinical trials;
- subjects failing to enroll or remain in our trials at the rate we expect, or failing to return for post-treatment follow-up;
- patients choosing alternative treatments for the indications for which we are developing our product candidates, or participating in competing clinical trials;
- lack of adequate funding to continue the clinical trials or costs being greater than we anticipate;
- subjects experiencing severe or unexpected drug-related adverse effects;
- occurrence of serious adverse events in trials of the same class of agents conducted by other companies;
- selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;
- transfer of manufacturing processes to larger-scale facilities operated by a CMO, delays or failure by our CMOs or us to make any necessary changes to such manufacturing process, or failure of our CMOs to produce clinical trial materials in accordance with cGMP regulations or other applicable requirements; and
- third parties being unwilling or unable to satisfy their contractual obligations to us in a timely manner.

Clinical trials must be conducted in accordance with the FDA and other applicable regulatory authorities' legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and ethics committees or IRBs at the medical institutions where the clinical trials are conducted. We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Further, our conduct of clinical trials in foreign countries presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks, including war, relevant to such foreign countries.

In addition, many of the factors that cause, or lead to, the termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. We may make formulation or manufacturing changes to our product candidates, in which case we may need to conduct additional preclinical studies to bridge our modified product candidates to earlier versions. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.

We may find it difficult to enroll patients in our clinical trials. If we encounter difficulties enrolling subjects in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. Subject enrollment, a significant factor in the timeline of clinical trials, is affected by many

factors including the size and characteristics of the patient population, the proximity of patients to clinical sites, the eligibility and exclusion criteria for the trial, the design of the clinical trial, the risk that enrolled patients will not complete a clinical trial, our ability to recruit clinical trial investigators with the appropriate competencies and experience, competing clinical trials and clinicians' and patients' perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating as well as any product candidates under development. We will be required to identify and enroll a sufficient number of subjects for each of our clinical trials. Potential subjects for any ongoing or future clinical trials may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for such trials. In particular, because certain of our product candidates are focused on patients with specific molecular alterations within the RAS/MAPK pathway, our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate. We also may encounter difficulties in identifying and enrolling patients with a stage of disease appropriate for our ongoing or future clinical trials and monitoring such patients adequately during and after treatment. Additionally, other pharmaceutical companies targeting these same types of cancer are recruiting clinical trial patients from these patient populations, which may make it more difficult to fully enroll our clinical trials. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible subjects to participate in the clinical trials required by the FDA or comparable foreign regulatory authorities. In addition, the process of finding and diagnosing patients may prove costly. The timing of our clinical trials depends, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods. The eligibility criteria of our clinical trials, once established, will further limit the pool of available trial participants. If patients are unwilling to participate in our trials for any reason, including the existence of concurrent clinical trials for similar patient populations, the availability of approved therapies, or we otherwise have difficulty enrolling a sufficient number of patients, the timeline for recruiting subjects, conducting studies and obtaining regulatory approval of our product candidates may be delayed. Additionally, because our clinical trials are in patients with relapsed/refractory cancer, the patients are typically in the late stages of their disease and may experience disease progression independent from our product candidates, making them unevaluable for purposes of the clinical trial and requiring additional patient enrollment. Our inability to enroll a sufficient number of subjects for any of our future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. In addition, we expect to rely on CROs and clinical trial sites to ensure proper and timely conduct of our future clinical trials and, while we have entered into agreements governing their services, we have limited influence over their actual performance. We cannot assure you that our assumptions used in determining expected clinical trial timelines are correct or that we will not experience delays in enrollment, which would result in the delay of completion of such trials beyond our expected timelines.

Use of our product candidates could be associated with side effects, adverse events or other properties or safety risks, which could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon a product candidate, limit the commercial profile of an approved label or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.

As is the case with oncology drugs generally, it is likely that there may be side effects and adverse events associated with our product candidates' use. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates when used alone or in combination with other approved or investigational drugs or biologics could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label, or lead to the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Moreover, if our product candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate if approved. Unacceptable enhancement of certain toxicities may be seen when our product candidates are combined with standard of care therapies, or when they are used as single agents. We may also be required to modify our development and clinical trial plans based on findings in our ongoing clinical trials. Many compounds that initially showed promise in early-stage testing for treating cancer have later been found to cause side effects that prevented further development of the compound. In addition, regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.

It is possible that as we test our product candidates in larger, longer and more extensive clinical trials, including with different dosing regimens, or as the use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, may be reported by subjects. If such side effects become known later in development or upon approval, if any, such findings may harm our business, financial condition and prospects significantly.

In addition, we plan to study our product candidates in combination with other therapies, including those that are also known to act on the RAS/MAPK pathway, which may exacerbate adverse events associated with such product candidates. Patients treated with our product candidates may also be undergoing surgical, radiation and chemotherapy treatments, which can cause side effects or adverse events that are unrelated to our product candidates but may still impact the success of our clinical trials. The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients' illnesses. For example, it is expected that some of the patients enrolled in our clinical trials will die or experience major clinical events either during the course of our clinical trials or after participating in such trials, which has occurred in the past.

In addition, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result, including:

- regulatory authorities may withdraw, suspend or limit approvals of such product, or seek an injunction against its manufacture or distribution;
- we may be required to recall a product or change the way such product is administered to patients;
- regulatory authorities may require additional warnings on the label, such as a "black box" warning or a contraindication;
- we may be required to implement a risk evaluation and mitigation strategy (REMS) or create a medication guide outlining the risks of such side effects for distribution to patients;
- we may be required to change the way a product is distributed or administered, conduct additional clinical trials or change the labeling of a product or be required to conduct additional post-marketing studies or surveillance;
- we could be sued and held liable for harm caused to patients;
- sales of the product may decrease significantly or the product could become less competitive; and
- our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

As an organization, we may be unable to complete clinical trials for any of our product candidates.

We have never completed any later-stage or pivotal clinical trials and we will need to successfully complete later-stage and pivotal clinical trials in order to obtain FDA or comparable foreign regulatory approval to market our product candidates. Carrying out later-stage clinical trials and the submission of a successful NDA or BLA or similar regulatory submissions to comparable foreign regulatory authorities is a complicated process. We also have limited experience as a company in preparing, submitting and prosecuting regulatory filings and have not previously submitted an NDA, BLA or other comparable foreign regulatory submission for any product candidate. We are also conducting and plan to conduct a number of clinical trials for multiple product candidates in parallel over the next several years, which may be a difficult process to manage with our limited resources and which may divert the attention of management. In addition, we have had limited interactions with the FDA or other comparable foreign regulatory authorities, and cannot be certain how many additional clinical trials of our product candidates will be required or how such trials should be designed. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to regulatory submission and approval of any of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our ongoing or future clinical trials could prevent us from or delay us in submitting marketing applications, including NDAs and BLAs, and commercializing our product candidates.

We intend to develop our product candidates in combination with other therapies, which exposes us to additional risks.

We intend to develop our current and any future product candidates for use in combination with one or more currently approved cancer therapies. Even if any product candidate we develop was to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to bear the risks that the FDA or similar foreign regulatory authorities could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or biologics or for indications other than cancer. Developing combination therapies using approved therapeutics, as we plan to do for our product candidates, also exposes us to additional clinical risks, such as the requirement that we demonstrate the safety and efficacy of each active component of any combination regimen we may develop.

In addition, we may evaluate our product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or similar foreign regulatory authorities. We may not be able to market and sell any product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

If the FDA or similar foreign regulatory authorities do not approve these other combination agents or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with the drugs or biologics we choose to evaluate in combination with our product candidates, we may be unable to obtain approval of or market our product candidates for combination therapy regimens.

Additionally, if the third-party providers of therapies or therapies in development used in combination with our product candidates are unable to produce sufficient quantities for clinical trials or for commercialization of our product candidates, or if the cost of combination therapies are prohibitive, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of our product candidates are subject to extensive regulation by the FDA in the US and by comparable foreign regulatory authorities in foreign markets. In the US, we are not permitted to market our product candidates in the US until we receive regulatory approval of a BLA or NDA from the FDA. The process of obtaining such regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Approval policies or regulations may change, and the FDA and comparable regulatory have substantial discretion in the approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval of a product candidate is never guaranteed. Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized.

Prior to obtaining approval to commercialize a product candidate in the US or abroad, we must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses, and in the case of biological products in the US, that such product candidates are safe, pure and potent for their intended uses. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe available nonclinical or clinical data support the safety purity, potency and/or efficacy of our product candidates, such data may not be sufficient to obtain approval from the FDA and comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authorities, as the case may be, may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or may object to elements of our clinical development program.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

- such authorities may disagree with the design or execution of our clinical trials;

- negative or ambiguous results from our clinical trials or results may not meet the level of statistical significance or persuasiveness required by the FDA or comparable foreign regulatory agencies for approval;
- serious and unexpected drug-related side effects may be experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;
- the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;
- such authorities may not accept clinical data from trials that are conducted at clinical facilities or in countries where the standard of care is potentially different from that of their own country;
- we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;
- such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
- such authorities may not agree that the data collected from clinical trials of our product candidates are acceptable or sufficient to support the submission of a BLA, NDA or other submission or to obtain regulatory approval in the US or elsewhere, and such authorities may impose requirements for additional preclinical studies or clinical trials;
- such authorities may disagree with us regarding the formulation, labeling and/or the product specifications of our product candidates;
- approval may be granted only for indications that are significantly more limited than those sought by us, and/or may include significant restrictions on distribution and use;
- such authorities may find deficiencies in the manufacturing processes or facilities of the third-party manufacturers with which we contract for clinical and commercial supplies; or
- such authorities may not accept a submission due to, among other reasons, the content or formatting of the submission.

With respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities. Even if we eventually complete clinical trials and receive approval of a BLA, NDA or comparable foreign marketing application for our product candidates, the FDA or comparable foreign regulatory authority may grant approval contingent on the performance of costly additional clinical trials and/or the implementation of a REMS, which may be required because the FDA believes it is necessary to ensure safe use of the product after approval. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.

In addition, FDA and foreign regulatory authorities may change their approval policies and new regulations may be enacted. For instance, the EU pharmaceutical legislation has been undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission's proposal for revision of several legislative instruments related to medicinal products was published on April 26, 2023. The proposed changes were since discussed and negotiated by the European Parliament and the Council of the EU as part of the EU ordinary legislative process. A provisional agreement has been reached by the European Parliament and Council of the EU on the proposed revisions on December 11, 2025. The proposed revisions (affecting the duration of regulatory data protection and market protection, including for orphan medicinal products, revising the eligibility for expedited pathways, etc.) remain to be formally adopted by the two institutions, which is not anticipated before early 2026. The proposed changes are not expected to enter into application before 2028 and may have a significant impact on the biopharmaceutical industry in the long term.

Because we have a number of product candidates and development programs in our pipeline, we may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific product candidates, development programs and indications. We are also conducting and plan to conduct several clinical trials for multiple product candidates in parallel over the next several years, which may make our decision as to which product candidates to focus on more difficult. As a result, we have and may in the future forgo or delay pursuit of opportunities with other product

candidates that could have had greater commercial potential. For example, in May 2024, in connection with the execution of the Joyo License Agreement and the Medshine License Agreement, we approved a strategic reprioritization, which included the deprioritization of several of our ongoing clinical trials. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaborations, licenses and other similar arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Additionally, we may pursue additional in-licenses or acquisitions of development-stage assets or programs, which entails additional risk to us. Identifying, selecting and acquiring promising product candidates requires substantial technical, financial and human resources expertise. Efforts to do so may not result in the actual acquisition or license of a particular product candidate, potentially resulting in a diversion of our management's time and the expenditure of our resources with no resulting benefit. For example, if we are unable to identify programs that ultimately result in approved products, we may spend material amounts of our capital and other resources evaluating, acquiring and developing products that ultimately do not provide a return on our investment.

We may not be able to obtain or maintain orphan designations for any of our product candidates, and we may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

We may seek orphan drug designation (ODD) for our product candidates; however, we may never receive such designations. Under the Orphan Drug Act of 1983, the FDA may designate a product as an orphan product candidate if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. ODD must be requested before submitting an NDA or BLA.

In the United States, ODD entitles a party to financial incentives such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers. In addition, if a product candidate that has ODD subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including an NDA or BLA, to market the same product for the same approved use or indication within such disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity in the relevant indication or use or where the manufacturer is unable to assure sufficient product quantity to meet the needs for the approved indication or use of patients with the relevant disease or condition.

Even if we obtain orphan drug exclusivity for a product, such exclusivity may not effectively protect the product from competition because different drugs and biologics can be approved for the same indication or use within the same disease or condition. Even after an orphan drug or biologic is approved, the FDA can subsequently approve the same drug or biologic for the same approved indication or use within the relevant disease or condition if the FDA concludes that the later drug or biologic is clinically superior within the applicable indication because it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may also be lost if the FDA later determines that the initial request for designation was materially defective, or if the sponsor seeks approval for an indication broader than the designated indication. In addition, orphan drug exclusivity does not prevent the FDA from approving competing drugs or biologics containing a different active ingredient for the same indication or use within the relevant disease or condition. In addition, if a subsequent drug or biologic is approved for marketing for the same or a similar indication or use as any of our product candidates that receive marketing approval, we may face increased competition and lose market share regardless of orphan drug exclusivity. ODD neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

In the European Union (EU), orphan designation is granted by the European Commission based on a scientific opinion of the European Medicines Agency's (EMA) Committee for Orphan Medicinal Products. A medicinal product may be designated as orphan if its sponsor can establish that (i) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (ii) either (a) such condition affects no more than 5 in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the medicinal

product will be of significant benefit to those affected by the condition. The application for orphan designation must be submitted before the application for marketing authorization. In the EU, orphan designation entitles a party to financial incentives such as reduction of fees, fee waivers, protocol assistance, and access to the centralized marketing authorization procedure. Moreover, upon grant of a marketing authorization and assuming the requirement for orphan designation are also met at the time the marketing authorization is granted, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan. However, during such period, marketing authorizations may be granted to a similar medicinal product with the same orphan indication if: (i) the applicant can establish that the second medicinal product, although similar to the orphan medicinal product already authorized is safer, more effective or otherwise clinically superior to the orphan medicinal product already authorized; (ii) the marketing authorization holder for the orphan medicinal product grants its consent; or (iii) if the marketing authorization holder of the orphan medicinal product is unable to supply sufficient quantities of product. The European exclusivity period can be reduced to six years, if, at the end of the fifth year a medicine no longer meets the criteria for orphan designation (i.e. the prevalence of the condition has increased above the orphan designation threshold or it is judged that the product is sufficiently profitable so as not to justify maintenance of market exclusivity).Similar to the United States, orphan designation does not affect the length of the development program or the timing of regulatory review, and it does not afford any advantage in obtaining regulatory approval.

Where applicable, we also may seek comparable designations for our product candidates in other jurisdictions, which may have differing requirements and would also include risks of not being granted and/or not being effective in protecting the product from competition.

We have previously and may in the future conduct certain of our clinical trials for our product candidates outside of the United States. However, the FDA and other foreign equivalents may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

We have previously and may in the future conduct one or more of our clinical trials for our product candidates outside the United States. The acceptance of data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, regardless of whether such clinical trials were conducted under an IND, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the US population and US medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign clinical trial data are not intended to serve as the sole basis for approval, if the clinical trial was not otherwise subject to an IND, the FDA will not accept the data as support for an application for marketing approval unless the trial was conducted in accordance with GCP requirements and the FDA is able to validate the data from the trial through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with:

- additional foreign regulatory requirements;
- foreign exchange fluctuations;
- compliance with foreign manufacturing, customs, shipment and storage requirements;
- inconsistent standards for reporting and evaluating clinical data and adverse events;
- cultural differences in medical practice and clinical research; and
- diminished protection of intellectual property in some countries.

Interim, topline and preliminary data from our clinical trials and preclinical studies that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, top-line, or preliminary data from our clinical trials and preclinical studies, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a full analyses of all data related to the particular trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, top-line, or preliminary results that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line and preliminary data should be viewed with caution until the final data are available. We may also disclose interim data from our clinical trials.

Interim data from clinical trials that we may complete are also subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available, including the risk that unconfirmed responses may not ultimately result in confirmed responses to treatment after follow-up evaluations. Adverse differences between interim, top-line, or preliminary data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our business in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, product candidate or our business. If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for and commercialize our product candidates, our business, operating results, prospects or financial condition may be harmed.

We may attempt to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated approval pathways. If we are unable to obtain such approval, we may be required to conduct additional clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA (or a similar expedited approval mechanism from a comparable foreign regulatory authority), if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA (or comparable foreign regulatory authority) may seek to withdraw any accelerated approval we have obtained.

We may in the future seek an expedited approval for one or more of our product candidates. Under the accelerated approval program, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug or biologic over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval and conditional approval are usually contingent on the sponsor's agreement to conduct, in a diligent manner, confirmatory studies to verify and describe the drug's clinical benefit. If such confirmatory studies fail to confirm the drug or biologic's clinical benefit or are not completed in a timely manner, the FDA may withdraw its approval of the drug or biologic on an expedited basis. In addition, the Food and Drug Omnibus Reform Act of 2022, provided the FDA statutory authority to mitigate potential risks to patients from continued marketing of ineffective drugs previously granted accelerated approval. Under these provisions, the FDA may require a sponsor of a product seeking accelerated approval to have a confirmatory trial underway prior to such approval being granted.

Prior to seeking approval for any of our product candidates, we intend to seek feedback from the applicable health authorities, such as the FDA and will otherwise evaluate our ability to seek and receive accelerated or conditional approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA, BLA, or comparable foreign marketing application for accelerated approval or any other form of expedited development, review or approval.

Furthermore, if we decide to submit an application for accelerated approval for our product candidates, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authority could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidate would result in a longer time period to commercialization of such product candidate, if any, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

A Fast Track Designation may not lead to faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek a FTD for our current or future product candidates. The Fast Track program is intended to expedite or facilitate the process for reviewing new product candidates that meet certain criteria. Specifically, drugs and biologic are eligible for FTD if they are intended, alone or in combination with one or more drugs or biologics, to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. FTD applies to the combination of the product candidate and the specific indication for which it is being studied. FTD allows for close and frequent interaction with the FDA during product development and, once a BLA or NDA is submitted, the application may be eligible for priority review. An NDA or BLA submitted for a Fast Track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA or BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

The FDA has broad discretion whether or not to grant this designation. Even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive FTD for any of our product candidates, FTD does not guarantee FDA approval or expedited review for any application for the product candidate. The receipt of such a designation for a product candidate may not result in a faster development process, review, or approval compared to product candidates considered for approval under conventional FDA procedures and does not assure ultimate marketing approval by the FDA. In addition, the FDA may later decide that the product candidate no longer meets the FTD criteria.

Disruptions at the FDA and other government agencies caused by funding shortages or staffing limitations could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA and comparable foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA’s and comparable foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s and comparable foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA and comparable foreign regulatory authorities have fluctuated in recent years. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs and biologics or modifications to approved drugs and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, the US government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

In addition, the current US Presidential administration has issued certain policies and Executive Orders directed towards reducing the employee headcount and costs associated with US administrative agencies, including the FDA, and it remains unclear the degree to which these efforts may limit or otherwise adversely affect the FDA’s ability to conduct

routine activities. If a prolonged government shutdown occurs, or if funding shortages, staffing limitations or similar factors hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, such events could significantly impact the ability of the FDA or other such regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

If we are required by the FDA or comparable foreign regulatory authority to obtain approval or certification of a companion diagnostic test in connection with approval of any of our product candidates, and we do not obtain or face delays in obtaining FDA or foreign approval or certification of a diagnostic device, we may not be able to commercialize such product candidate and our ability to generate revenue will be materially impaired.

If safe and effective use of any of our product candidates depends on an *in vitro* diagnostic that is not otherwise commercially available, then the FDA generally may require approval, clearance or certification of that diagnostic, known as a companion diagnostic, at the same time that the FDA approves our product candidates, if at all. According to FDA guidance, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared for that indication. If a satisfactory companion diagnostic is not commercially available, we may be required to develop or obtain one that would be subject to regulatory approval requirements. The process of obtaining or creating such diagnostics is time-consuming and costly.

Companion diagnostics are developed in conjunction with clinical programs for the associated product and are subject to regulation as medical devices by the FDA and comparable regulatory authorities, and the FDA has generally required premarket approval of companion diagnostics for cancer therapies. The approval of a companion diagnostic as part of the therapeutic product's labeling limits the use of the therapeutic product to only those patients who express the specific genetic alteration that the companion diagnostic was developed to detect.

If the FDA or a comparable regulatory authority requires approval or certification of a companion diagnostic for any of our product candidates, whether before, simultaneously with, or after such candidate obtains marketing approval, if ever, we, and/or future collaborators, may encounter difficulties in developing and obtaining approval or certification for such companion diagnostic. Any delay or failure by us or third-party collaborators to develop or obtain regulatory approval or certification of a companion diagnostic could delay or prevent approval or continued marketing of such product candidate. We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process for the companion diagnostic or in transferring that process to commercial partners or negotiating insurance reimbursement plans, all of which may prevent us from completing our clinical trials or commercializing our product candidate, if approved, on a timely or profitable basis, if at all.

Risks related to our reliance on third parties

We rely on third parties to conduct our clinical trials and preclinical studies. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, our development programs and our ability to seek or obtain regulatory approval for or commercialize our product candidates may be delayed.

We are dependent on third parties in connection with clinical trials and preclinical studies. Specifically, we have used and relied on, and intend to continue to use and rely on, medical institutions, academic institutions, clinical investigators, CROs and consultants to conduct our preclinical studies and clinical trials in accordance with our clinical protocols, regulatory requirements and industry standards. These CROs, investigators and other third parties play a significant role in the conduct and timing of these trials and studies, and the subsequent collection and analysis of data. While we have and will have agreements governing the activities of our third-party contractors, we have limited influence over their actual performance. Nevertheless, we are responsible for ensuring that each of our clinical trials and preclinical studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on our CROs and other third parties does not relieve us of our responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or trial sites fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. In addition, our clinical trials must be conducted with product candidates and products produced under cGMP or comparable foreign regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

There is no guarantee that any of our CROs, investigators or other third parties will devote adequate time and resources to such trials or studies or perform as contractually required. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, or otherwise performs in a substandard manner, our clinical trials may be extended, delayed or terminated. In addition, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other development activities that could harm our competitive position. In addition, principal investigators for our clinical trials are expected to serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA of any NDA or BLA we submit. Any such delay or rejection could prevent us from commercializing our product candidates.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms or at all. Switching or adding additional CROs, investigators and other third parties involves additional cost and requires our management's time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, investigators and other third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We rely on third parties for the manufacture of our product candidates for clinical and preclinical development and expect to continue to do so for the foreseeable future. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities and have no plans to develop our own clinical or commercial-scale manufacturing capabilities. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates and related raw materials for clinical and preclinical development, as well as for commercial manufacture if any of our product candidates receive marketing approval. The facilities used by third-party manufacturers to manufacture our product candidates must be approved by the FDA and any comparable foreign regulatory authority pursuant to inspections that will be conducted after we submit an NDA or BLA to the FDA or any comparable submission to a foreign regulatory authority. We do not control the manufacturing process of, and are completely dependent on, third-party manufacturers for compliance with cGMP and comparable foreign requirements for manufacture of product candidates and products. If these third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or any comparable foreign regulatory authority, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or any comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Our or a third party's failure to execute on our manufacturing requirements on commercially reasonable terms and in compliance with cGMP or other regulatory requirements could adversely affect our business in a number of ways, including:

- an inability to initiate clinical trials of our product candidates under development;
- delay in submitting regulatory applications, or receiving marketing approvals, for our product candidates;
- additional inspections by regulatory authorities of third-party manufacturing facilities or our manufacturing facilities;
- requirements to cease development or to recall batches of our product candidates; and

- in the event of approval to market and commercialize a product, an inability to meet commercial demands for such product.

In addition, we do not have any long-term commitments or supply agreements with all of our third-party manufacturers. We may be unable to establish additional supply agreements with our third-party manufacturers or to do so on acceptable terms, which increases the risk of timely obtaining sufficient quantities of our product candidates or products or such quantities at an acceptable cost. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

- failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;
- breach of the manufacturing agreement by the third party;
- failure to manufacture our product according to our specifications;
- failure to manufacture our product according to our schedule or at all;
- misappropriation of our proprietary information, including our trade secrets and know-how; and
- termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us, in particular due to the high potency of our product candidates.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval, and any related remedial measures may be costly or time-consuming to implement. We do not currently have arrangements in place for redundant supply or a second source for all required raw materials used in the manufacture of our product candidates. If our existing or future third-party manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third-party and a feasible alternative may not exist. In addition, certain of our product candidates and our own proprietary methods have never been produced or implemented outside of our company, and we may therefore experience delays to our development programs if and when we attempt to establish new third-party manufacturing arrangements for these product candidates or methods.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

In addition, we may currently rely, or in the future may rely, on equipment, reagents, manufacturing supply or clinical services from one or more companies that could be designated as “biotechnology companies of concern” under the US BIOSECURE Act, which was enacted in December 2025. The BIOSECURE Act prohibits federal agencies from procuring or using any biotechnology equipment or services from “biotechnology companies of concern”, or entering into, extending, or renewing any contracts with entities that use such biotechnology equipment or services from “biotechnology companies of concern”. Congress has interpreted a “biotechnology company of concern” as an entity that is under the control of a foreign adversary and that poses a risk to national security based on its research or multiomic data collection (e.g., collection of genomic information). While the US BIOSECURE Act has a grandfathering period of five years for existing contracts, and has carveouts for manufacture of drugs for supply under Medicaid and Medicare Part B, subject to the Secretary of Veteran Affairs’ discretion, the impact of the US BIOSECURE Act on the biotechnology industry is uncertain. If the foreign CROs and CMOs we rely on become subject to trade restrictions, sanctions, increased tariffs or other regulatory requirements by the US government (including designation as a “biotechnology company of concern” under the US BIOSECURE Act), or if the US or Chinese government take retaliatory actions due to recent or increased tensions between the US and China, it may have the potential to severely restrict the ability of US biopharmaceutical companies like us to purchase services or products from, or otherwise collaborate with, certain “biotechnology companies of concern” without losing the ability to contract with, or otherwise receive funding from, the US government. If any of our current or future suppliers of equipment, reagents, manufacturing or clinical services are designated as a “biotechnology company of concern” it could materially affect our business operations, supply chain, or ability to contract with US government agencies.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we currently rely on third parties to manufacture our product candidates and to perform quality testing, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements, and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are intentionally or inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets and despite our efforts to protect our trade secrets, a competitor's discovery of our proprietary technology and confidential information or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may seek to enter into collaborations, licenses and other similar arrangements and may not be successful in doing so, and even if we are, we may relinquish valuable rights and may not realize the benefits of such relationships.

We may seek to enter into collaborations, joint ventures, licenses and other similar arrangements for the development or commercialization of our product candidates, due to capital costs required to develop or commercialize the product candidate or manufacturing constraints. Such collaborative discovery efforts may not yield additional development or product candidates for our pipeline. We may not be successful in our efforts to establish or maintain such collaborations for our product candidates because our research and development pipeline may be insufficient, our product candidates may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy or significant commercial opportunity. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process can be time-consuming and complex. We may have to relinquish valuable rights to our future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us, as part of any such arrangement, and such arrangements may restrict us from entering into additional agreements with other potential collaborators. We cannot be certain that, following a collaboration, license or strategic transaction, we will achieve an economic benefit that justifies such transaction.

Even if we are successful in our efforts to establish such collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, the development or approval of a product candidate is delayed, the safety of a product candidate is questioned or the sales of an approved product candidate are unsatisfactory.

In addition, any current or potential future collaborations may be terminable by our strategic partners, and we may not be able to adequately protect our rights under these agreements. Furthermore, strategic partners may negotiate for certain rights to control decisions regarding the development and commercialization of our product candidates, if approved, and may not conduct those activities in the same manner as we do. Any termination of collaborations we enter into in the future, or any delay in entering into collaborations related to our product candidates, could delay the development and commercialization of our product candidates and reduce their competitiveness if they reach the market, which could have a material adverse effect on our business, financial condition and results of operations.

Joyo's activities in China could have a negative impact on our ability to develop and commercialize ERAS-0015.

Under the Joyo License Agreement, Joyo had rights to develop and commercialize the licensed compound in mainland China, Hong Kong and Macau prior to our election of the option to make our territory worldwide, which we exercised in March 2026. As a result, prior to our election of the option to make our territory worldwide, we had limited or no control over Joyo's activities in Joyo's territory, and during the period following such election, we will be dependent on Joyo to provide transition services in an acceptable and timely manner. Joyo's actions, both before and after we exercised our notice to make our territory worldwide, could negatively affect the value, regulatory pathway, and commercial potential of our rights both in mainland China, Hong Kong and Macau, and the rest of the world. Because we did not control Joyo's operations or compliance systems prior to the exercise of the option to make our territory worldwide, we have a limited ability to ensure that Joyo's prior activities met applicable regulatory requirements, industry standards, or our expectations

for product quality and pharmacovigilance, and if any of these areas were deficient it could have a negative impact on the ERAS-0015 program, both in mainland China, Hong Kong and Macau, and the rest of the world. Any of these risks could impair the value of our licensed rights to ERAS-0015, delay or prevent the successful development or commercialization of ERAS-0015, both in mainland China, Hong Kong and Macau, and the rest of the world, and materially and adversely affect our business, financial condition, and results of operations.

Risks related to commercialization of our product candidates

Even if we receive regulatory approval for any product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense.

Any regulatory approvals that we may receive for our product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our products will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP, comparable foreign requirements and GCP requirements for any clinical trials that we conduct post-approval. Manufacturers of approved products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP and comparable foreign regulations and standards. Later discovery of previously unknown problems with our products, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

- restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;
- restrictions on product distribution or use, or requirements to conduct post-marketing studies or clinical trials;
- fines, restitutions, disgorgement of profits or revenue, warning letters, untitled letters or holds on clinical trials;
- refusal by the FDA or comparable foreign regulatory authorities to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;
- product seizure or detention, or refusal to permit the import or export of our products; and
- injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have

promoted such off-label uses, we may become subject to significant liability. The US federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The government has also required companies to enter into consent decrees or imposed permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Our product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

The ACA includes the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated.

The commercial success of our product candidates will depend upon the degree of market acceptance of such product candidates by physicians, patients, healthcare payors and others in the medical community.

Our product candidates may not be commercially successful. Even if any of our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors or the medical community. The commercial success of any of our current or future product candidates will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved indications. The degree of market acceptance of our products will depend on a number of factors, including:

- demonstration of clinical efficacy and safety compared to other more-established products;
- the indications for which our product candidates are approved;
- the limitation of our targeted patient population and other limitations or warnings contained in any FDA-approved labeling;
- acceptance of a new drug for the relevant indication by healthcare providers and their patients;
- the pricing and cost-effectiveness of our products, as well as the cost of treatment with our products in relation to alternative treatments and therapies;
- our ability to obtain and maintain sufficient third-party coverage and adequate reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers and other third-party payors;
- the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with our products in the absence of sufficient third-party coverage and adequate reimbursement;
- any restrictions on the use of our products, and the prevalence and severity of any adverse effects;
- potential product liability claims;
- the timing of market introduction of our products as well as competitive drugs;
- the effectiveness of our or any of our current or potential future collaborators’ sales and marketing strategies; and
- unfavorable publicity relating to the product, our company, or product candidates or similar approved products or product candidates in development by third parties.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors or patients, we may not generate sufficient revenue from that product and may not become or remain profitable. Our efforts to educate the medical community and third-party payors regarding the benefits of our products may require significant resources and may never be successful.

The successful commercialization of our product candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and favorable pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our products could limit our ability to market those products and decrease our ability to generate revenue.

The availability of coverage and the adequacy of reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as our product candidates, if approved. Our ability to achieve coverage and acceptable levels of reimbursement for our products by third-party payors will have an effect on our ability to successfully commercialize those products. Accordingly, we will need to successfully implement a coverage and reimbursement strategy for any approved product candidate. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for biopharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our products as substitutable and only offer to reimburse patients for the less expensive product. Even if we are successful in demonstrating improved efficacy or improved convenience of administration with our products, pricing of existing drugs may limit the amount we will be able to charge for our products. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products and may not be able to obtain a satisfactory financial return on products that we may develop. In addition, in the event that we develop companion diagnostic tests for use with our products, once approved or certified, such companion diagnostic tests will require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement applicable to pharmaceutical or biological products will apply to companion diagnostics tests.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our products.

Obtaining and maintaining reimbursement status is time-consuming, costly and uncertain. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. We expect to experience pricing pressures in connection with the sale of any of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

We face significant competition from entities that have developed or may develop product candidates for cancer, including companies developing novel treatments and technology platforms. If our competitors develop technologies or product candidates more rapidly than we do or their technologies are more effective, our business and our ability to develop and successfully commercialize products may be adversely affected.

Although the biotechnology and pharmaceutical industries, and the oncology sector, are characterized by rapid evolution of technologies, fierce competition, and strong defense of intellectual property rights, we believe the most fearsome competitor of all is cancer itself. As such, we view other companies in this sector more as potential allies and collaborators than as competitors, as we all have a common cause: to defeat cancer. Many of the companies that are developing or marketing treatments for cancer, including major pharmaceutical and biotechnology companies that are working on therapies targeting the RAS/MAPK pathway, are companies with whom we endeavor to collaborate in our mission to erase cancer. That being said, our commercial potential could be reduced or eliminated if other companies develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than products that we may develop. Our competitors have developed, are developing or may develop products, product candidates and processes competitive with our product candidates. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of indications for which we may attempt to develop product candidates. In particular, there is intense competition in the oncology field. Our competitors include larger and better funded pharmaceutical, biopharmaceutical, biotechnological and therapeutics companies. Moreover, we may also compete with universities and other research institutions who may be active in oncology research and could be in direct competition with us. We also compete with these organizations to recruit management, scientists and clinical development personnel, which could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites, enrolling subjects for clinical trials and in identifying and in-licensing new product candidates. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

If any of our product candidates are approved, they will compete with small molecule therapies, biologics, cell-based therapies and traditional chemotherapy, either approved or under development, which are intended to treat the same indications that we are targeting or may target, including through approaches that may prove to be more effective, have fewer side effects, be less costly to manufacture, be more convenient to administer or have other advantages over our product candidates. In addition to competing with other therapies targeting similar indications, there are numerous other companies and academic institutions focused on similar targets as our product candidates and/or different scientific approaches to treating the same indications. We face competition from such companies in seeking any future potential collaborations to partner our product candidates, as well as potentially competing commercially for any approved products.

Specifically, there are also a number of pharmaceutical companies with product candidates in development that target the nodes involving the RAS/MAPK pathway. These include, among others, Amgen, Boehringer Ingelheim, BridgeBio, Bristol Myers Squibb, Eli Lilly, Jacobio Pharmaceuticals, Merck, Pfizer, Revolution Medicines, and Roche/Genentech.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. If we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, more convenient, less expensive or marketed and sold more effectively than any products we may develop. Competitive products approaches may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.

The market opportunities for our product candidates may be limited to patients who are ineligible for or have failed prior treatments and may be small or different from our estimates.

Cancer therapies are defined by lines of therapy as well as by treatment-naïve or previously-treated status. Often the initial approval for a new therapy is in later lines and subsequent approval in an earlier line may not be feasible. When cancer is detected early enough, first line therapy is sometimes adequate to cure the cancer or prolong life without a cure. Whenever first line therapy, including targeted therapy, immunotherapy, chemotherapy, hormone therapy, surgery or a combination of these, proves unsuccessful, second line therapy may be administered. Second line therapies often consist of additional chemotherapy, radiation, antibody drugs, tumor targeted small molecules or a combination of these. Third line therapies can include bone marrow transplantation, antibody and small molecule targeted therapies, more invasive forms of surgery and new technologies. In markets with approved therapies, there is no guarantee that our product candidates, even if approved, would be approved for second line or first line therapy. This could limit our potential market opportunity. In addition, we may have to conduct additional clinical trials prior to gaining approval for second line or first line therapy.

Our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers in a position to receive later stage therapy and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, publicly available clinical molecular reports, patient foundations or market research, and may prove to be incorrect. Further, new trials or information may change the estimated incidence or prevalence of these cancers. The number of patients in the United States and other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business. Further, even if we obtain significant market share for our product candidates, because some of our potential target populations are very small, we may never achieve profitability despite obtaining such significant market share.

We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to generate product revenue.

We have no internal sales, marketing or distribution capabilities, nor have we ever commercialized a product. If any of our product candidates ultimately receives regulatory approval, we must build a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time-consuming, or collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We have no prior experience as a company in the marketing, sale and distribution of biopharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenue and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our

products effectively. If we are not successful in commercializing our products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize our product candidates in foreign markets. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from applicable regulatory authorities in foreign markets, and we may never receive such regulatory approvals for any of our product candidates. To obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing and distribution of our product candidates. If we obtain regulatory approval of our product candidates and ultimately commercialize our products in foreign markets, we would be subject to additional risks and uncertainties, including:

- different regulatory requirements for approval of drugs in foreign countries;
- reduced protection for intellectual property rights;
- the existence of additional third-party patent rights of potential relevance to our business;
- unexpected changes in tariffs, trade barriers and regulatory requirements;
- economic weakness, including inflation, or political instability in particular foreign economies and markets;
- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
- foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
- foreign reimbursement, pricing and insurance regimes;
- workforce uncertainty in countries where labor unrest is common;
- production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
- business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Risks related to our business operations and industry

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

- the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to our product candidates, which may change from time to time;
- the timing and success or failure of preclinical studies or clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;
- coverage and reimbursement policies with respect to our product candidates, if approved, and potential future drugs that compete with our products;
- the cost of manufacturing our product candidates, which may vary depending on the quantity of production and the terms of our agreements with third-party manufacturers;
- expenditures that we will or may incur to acquire, develop or commercialize additional product candidates and technologies or other assets;

- the level of demand for any approved products, which may vary significantly and be difficult to predict; and
- future accounting pronouncements or changes in our accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

Our success is dependent on our ability to attract and retain highly qualified management and other clinical and scientific personnel.

Our success depends in part on our continued ability to attract, retain, manage, and motivate highly qualified management, clinical, and scientific personnel, and we face significant competition for experienced personnel. We are highly dependent upon our senior management, as well as our senior scientists and other members of our management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, initiation, or completion of our clinical trials and preclinical studies or the commercialization of our product candidates. Although we have executed employment agreements or offer letters with each member of our senior management team, these agreements are terminable at will with or without notice and, therefore, we may not be able to retain their services as expected. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

We will need to expand and effectively manage our managerial, operational, financial, and other resources in order to successfully pursue our clinical development and commercialization efforts. We may not be successful in maintaining our unique company culture and continuing to attract or retain qualified management, clinical, and scientific personnel in the future due to the intense competition for qualified personnel among biopharmaceutical, biotechnology, and other businesses, particularly in the San Diego area. Our industry has experienced a high rate of turnover of management personnel in recent years. If we are not able to attract, integrate, retain, and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital, and our ability to implement our business strategy.

We may encounter difficulties in managing our growth and expanding our operations successfully.

We have increased our organization from 30 employees as of December 31, 2019 to 103 full-time employees as of February 28, 2026. As we continue development and pursue the potential commercialization of our product candidates, as well as function as a public company, we will need to expand our financial, development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Our future financial performance and our ability to develop and commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively.

We are subject to various US federal, state and foreign healthcare laws and regulations, which could increase compliance costs, and our failure to comply with these laws and regulations could harm our reputation, subject us to significant fines and liability or otherwise adversely affect our business.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers expose us to broadly applicable foreign, federal and state fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute any products for which we obtain marketing approval. Such laws include:

- the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, in return for, either the referral of an

individual or the purchase, lease, or order, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;

- the federal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making or causing to be made a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

- the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to the CMS, information related to payments and other "transfers of value" made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiology assistants and certified nurse-midwives) and teaching hospitals, as well as ownership and investment interests held by such healthcare professionals and their immediate family members; and

- analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; some state laws require biotechnology companies to comply with the biotechnology industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require certain biotechnology companies to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; some state laws that require biotechnology companies to report information on the pricing of certain drug products; and some state and local laws require the registration or pharmaceutical sales representatives.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve ongoing substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, including Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare program.

Recently enacted legislation, future legislation and healthcare reform measures may increase the difficulty and cost for us to obtain marketing approval for and commercialize our product candidates and may affect the prices we may set.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the US federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the ACA was enacted in the United States. Among the provisions of the ACA of importance to our potential product candidates, the ACA: established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; expanded eligibility criteria for Medicaid programs; expanded the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; created a new Medicare Part D coverage gap discount program which was replaced by a new manufacturer discount program on January 1, 2025 (as discussed below); established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending. There have been executive, judicial and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the US Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in reductions to Medicare payments to providers, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate cap, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (which began on January 1, 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has issued and will continue to issue guidance implementing the IRA. CMS has published the negotiated prices for the initial ten drugs, which went into effect in 2026, and the subsequent 15 drugs, which will first be effective in 2027, as well as the next set of 15 drugs that will be subject to negotiation, although the Medicare drug price negotiation program is currently subject to legal challenges. While the impact of the IRA on the pharmaceutical industry cannot yet be fully determined, it is likely to be significant.

More recently, the One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect our sales of any product candidate that we commercialize.

The current Presidential administration is pursuing a two-fold strategy to reduce drug costs in the US. While it is unclear whether and how such policies will be implemented, the proposed policies are likely to have a negative impact on the pharmaceutical industry and on our ability to receive adequate revenues for our products and any additional product candidates we develop, if approved. As part of this strategy, President Trump has proposed imposing significant tariffs on pharmaceutical manufacturers that do not adopt pricing policies such as most favored nation pricing, which would tie the price for drugs in the US to the lowest price in a group of other countries. In response, multiple manufacturers have reportedly entered into confidential pricing agreements with the federal government. In addition, the Trump administration is pursuing traditional regulatory pathways to impose drug pricing policies, although final regulations have not yet been published. In addition, pharmaceutical pricing and marketing has long been the subject of considerable discussion in Congress and among policymakers, and it is possible that Congress could enact additional laws that negatively affect the pharmaceutical industry.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure, drug price increase disclosure and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

We expect that these new laws and other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

In the EU, similar developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved. In markets outside of the United States and EU, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

On December 13, 2021, Regulation No 2021/2282 on Health Technology Assessment (HTA) amending Directive 2011/24/EU, was adopted. The Regulation entered into force in January 2022 and has been applicable since January 2025, with phased implementation based on the type of product, i.e. oncology and advanced therapy medicinal products as of 2025, orphan medicinal products as of 2028, and all other medicinal products by 2030. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products as well as certain high-risk medical devices, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

We face an inherent risk of product liability as a result of the clinical trials of our product candidates and will face an even greater risk if we commercialize our product candidates. For example, we may be sued if our product candidates allegedly cause injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product candidate, negligence, strict liability and a breach of warranties. Claims may be brought against us by clinical trial participants, patients or others using, administering or selling products that may be approved in the future. Claims could also be asserted under state consumer protection acts.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease the commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

- decreased demand for our products;
- injury to our reputation and significant negative media attention;
- withdrawal of clinical trial participants;
- costs to defend the related litigation;
- a diversion of our management’s time and our resources;
- substantial monetary awards to trial participants or patients;
- product recalls, withdrawals or labeling, marketing or promotional restrictions;
- significant negative financial impact;
- the inability to commercialize our product candidates; and
- a decline in our stock price.

We currently hold approximately $10 million in product liability insurance coverage in the aggregate. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of our product candidates. Although we will maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies will also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Our insurance policies are expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, employment benefits liability, business automobile, workers’ compensation, products liability, malicious invasion of our electronic systems, clinical trials, and directors’ and officers’ employment practices and fiduciary liability insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. No assurance can be given that an insurance carrier will not seek to cancel or deny coverage after a claim has occurred. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.

We and any of our current or potential future collaborators or partners will be required to report to regulatory authorities if any of our approved products cause or contribute to adverse medical events, and any failure to do so would result in sanctions that would materially harm our business.

If we or any of our current or potential future collaborators or partners are successful in commercializing our products, the FDA and foreign regulatory authorities would require that we and such collaborators or partners report certain information

about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We and any of our potential future collaborators or CROs may fail to report adverse events within the prescribed timeframe. If we or any of our current or potential future collaborators, partners, or CROs fail to comply with such reporting obligations, the FDA or a foreign regulatory authority could take action, including criminal prosecution, the imposition of civil monetary penalties, seizure of our products or delay in approval or clearance of future products.

Our information technology systems, or those of any of our CROs, manufacturers, other contractors or consultants or current or potential future collaborators, may fail or suffer cybersecurity incidents or breaches, which could result in a material disruption of our product development programs, harm to our reputation, significant fines, penalties and liability and loss of customers or sales.

In the ordinary course of business, we collect, store, transmit and otherwise process large amounts of data including, without limitation, proprietary business information and personal information and we are increasingly dependent on information technology systems and infrastructure to operate our business. Despite the implementation of security measures, our information technology systems (including infrastructure) and those of our current and any future CROs and other contractors, consultants, third-party service providers, vendors and collaborators are vulnerable to numerous and evolving cybersecurity risks, including from diverse threat actors such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors (such as denial-of-service attacks, malware, ransomware, supply chain attacks, computer viruses, cyber-attacks or cyber-intrusions over the Internet, hacking, phishing and other social engineering attacks), and as a result of malicious code, misconfigurations, 'bugs' or other vulnerabilities in software that is integrated into our (or our suppliers’ or service providers’) IT systems, products or services, alongside damage from natural disasters, terrorism, war and telecommunication and electrical failures. Our systems are also subject to compromise from internal threats, such as theft, misuse, unauthorized access or other improper or accidental actions by employees, vendors and other third parties with otherwise legitimate access to our systems. Third parties may also attempt to fraudulently induce our employees and contractors into disclosing sensitive information such as usernames, passwords or other information, or otherwise compromise the security of our electronic systems, networks, and/or physical facilities in order to gain access to our data. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives, expertise, techniques and tools – including artificial intelligence – to circumvent security controls, evade detection and remove forensic evidence. Additionally, we currently work in a hybrid working environment, which may cause increased cybersecurity risks due to our reliance on internet technology and the number of our employees (and employees of our vendors, contractors and other organizations with whom we have formed strategic relationships) who are working remotely, which may create additional opportunities for threat actors to exploit vulnerabilities. Furthermore, new techniques may not be identified until they are launched against a target, and we may be unable to anticipate these techniques or detect an incident, assess its severity or impact, react or appropriately respond in a timely manner or implement adequate preventative measures, resulting in potential data loss or other damage to our information technology systems. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that any security procedures and controls that we or our third-party partners and service providers have implemented will be sufficient to prevent cyber-attacks from occurring. The latency of a compromise is often measured in months, but could be years, and we may not be able to detect a compromise in a timely manner.

We and certain of our service providers and vendors are from time to time subject to cyberattacks and cybersecurity incidents. While we do not believe that we have experienced any significant system failure or other cybersecurity incident to date, if such an event were to occur and cause interruptions in our operations or result in the unauthorized disclosure of, access to or other processing of personal information or individually identifiable health information (potentially violating certain privacy laws), other otherwise adversely affect the confidentiality, integrity and availability of our information systems or any information stored therein, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions. Some of the federal, state and foreign government requirements include obligations of companies to notify individuals of cybersecurity breaches involving particular personal information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships.

Any security breach or other incident, whether actual or perceived, could impact our reputation, cause us to incur significant costs, including legal expenses, harm customer confidence, hurt our expansion into new markets, cause us to incur remediation costs, or cause us to lose existing customers. For example, the loss of clinical trial data from clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. Additionally, any integration of artificial intelligence in our or any third party's operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our information systems and personal or confidential Information. To the extent that any actual or perceived disruption or cybersecurity incident were to jeopardize the confidentiality, integrity, or availability of our systems (or those of our third-party collaborators, service providers, vendors, contractors or consultants) or were to result in a loss of or accidental, unlawful or unauthorized access to, use of, release of, or other processing of personal confidential or proprietary information, or damage to, our data or applications, we could incur liability (including legal claims or proceedings such as class actions), the further development and commercialization of our product candidates could be delayed, and we could be subject to significant fines, penalties or liabilities for any noncompliance with certain privacy and cybersecurity laws. Further, our insurance coverage may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems, or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

Our business may be affected by the evolving regulatory framework for AI Technologies

We use artificial intelligence (AI), machine learning, and automated decision-making technologies, (collectively, AI Technologies) throughout our business, and are making investments in this area. We expect that increased investment will be required in the future to continuously improve our use of AI Technologies. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies, including that AI-generated content, analyses, or recommendations we utilize could be deficient, that our competitors may more quickly or effectively adopt AI capabilities, or that our use of AI or other emerging technologies increases regulatory, cybersecurity and other significant risks. There can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.

In particular, if the models underlying our AI Technologies are: incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products, services and business, as well as our reputation, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims.

We are in varying stages of development in relation to our products and internal business processes involving AI Technologies. The continuous development, maintenance and operation of our AI Technologies is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. For instance, the models underlying AI Technologies can experience decay (also known as "model drift") in which its performance and accuracy decreases over time without further human intervention to correct such decay.

We may not be successful in our ongoing development and maintenance of these technologies in the face of novel and evolving technical, reputational and market factors. Our efforts to develop proprietary AI models could increase our operating costs. Our ability to develop proprietary AI models may be limited by our access to processing infrastructure or training data, and we may be dependent on third-party providers for such resources.

The regulatory framework for AI Technologies is rapidly evolving as many federal, state, and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect the operation of our AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations. Failure to appropriately respond to this evolving landscape may result in reputational, competitive and business harm as well as litigation and regulatory action and fines, penalties and expenses related thereto.

It is possible that new laws and regulations will be adopted in the United States and in other non-US jurisdictions, or that existing laws and regulations, including competition and antitrust laws, may be interpreted in ways that would limit our ability to use AI Technologies for our business, or require us to change the way we use AI Technologies in a manner that negatively affects the performance of our products, services, and business and the way in which we use AI Technologies. We may need to expend resources to adjust our products or services in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI Technologies). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could adversely affect our business, financial condition and results of operations.

Our business is subject to risks arising from pandemic and epidemic diseases.

Any future pandemic or epidemic disease outbreaks, and any supply chain disruptions or staffing shortages, could cause disruptions that could severely impact our business, clinical trials, preclinical studies and financial condition, including: delays or difficulties in enrolling patients in clinical trials; delays or difficulties in clinical site initiation; interruption of, or delays in receiving, supplies of our product candidates from our CMOs and disruptions in delivery systems; interruptions or delays in clinical trials or preclinical studies due to restricted or limited operations at our laboratory facility or those of our outsourced service providers; limitations on employee resources; interruption of key clinical trial activities, such as clinical trial site monitoring and source data verification, which may impact the integrity of subject data and clinical study endpoints; and interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines. To the extent an epidemic disease adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this section.

Our business could be affected by litigation, government investigations and enforcement actions.

We currently operate in a number of jurisdictions in a highly regulated industry and we could be subject to litigation, government investigation and enforcement actions on a variety of matters in the United States or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, privacy, anti-kickback, anti-bribery, securities, commercial, employment and other claims and legal proceedings which may arise from conducting our business. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.

Legal proceedings, government investigations and enforcement actions can be expensive and time-consuming. An adverse outcome resulting from any such proceeding, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare debarment, injunctive relief, product recalls, reputational damage and modifications of our business practices, which could have a material adverse effect on our business and results of operations.

Our employees and independent contractors, including principal investigators, CROs, consultants and vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees and independent contractors, including principal investigators, CROs, consultants and vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate: (i) the laws and regulations of the FDA and other similar regulatory requirements, including those laws that require the reporting of true, complete and accurate information to such authorities, (ii) manufacturing standards, including cGMP requirements, (iii) federal and state data privacy, cybersecurity, fraud and abuse and other healthcare laws and regulations in the United States and abroad or (iv) laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other

misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of intellectual property, products or technologies, similar to our approach in which we in-licensed and acquired certain of our current product candidates and development programs. Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of our management. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits of the acquisition. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our ability to use net operating loss carryforwards and other tax attributes may be limited.

We have incurred substantial losses during our history, do not expect to become profitable in the near future and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will, subject to limitations, carry forward to offset future taxable income, if any, until such unused losses expire (if at all). As of December 31, 2025, we had federal, California and other state net operating loss (NOL) carryforwards of $413.8 million, $576.7 million and $4.8 million, respectively.

Federal NOL carryforwards arising in tax years beginning after December 31, 2017 may be carried forward indefinitely. The deductibility of federal NOL carryforwards may be limited. In addition, our NOL carryforwards are subject to review and possible adjustment by the United States Internal Revenue Service and state tax authorities.

Under Section 382 of the Internal Revenue Code of 1986, as amended (IRC), our federal NOL carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership of our company. An “ownership change” pursuant to Section 382 of the IRC generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. We have not yet formally determined the amount of the cumulative change in our ownership resulting from our IPO or other transactions, or any resulting limitations on our ability to utilize our NOL carryforwards and other tax attributes. However, we believe that our ability to utilize our NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including changes related to our IPO. If we earn taxable income, such limitations could result in increased future income tax liability to us and our future cash flows could be adversely affected. We have recorded a full valuation allowance related to our NOL carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Investors’ expectations of our performance relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

There is focus from certain investors, employees and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate

responsibility are inadequate, including if they believe our policies relating to the Erasca Foundation are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have changed to meet investor expectation for measurement of corporate responsibility performance. The criteria by which companies' corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies.

Furthermore, if our competitors' corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding environmental, social and governance matters, including with respect to the initiatives and goals we established as part of the Erasca Foundation, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, employees and other stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected.

Changes to United States tariff and import/export regulations may have a negative effect on us.

The United States has enacted, and continues to consider, a range of trade-related measures, including tariffs, export controls, and other policies. The President of the United States has directed agencies to reassess key aspects of US trade policy, and there has been ongoing debate and uncertainty surrounding potential changes to trade agreements, tariff structures, and foreign investment regulations. For example, on February 20, 2026, the United States Supreme Court issued a ruling striking down certain tariffs previously imposed under the International Emergency Economic Powers Act of 1977. Following the Supreme Court's decision, President Trump stated that he intends to use other authorities to invoke other laws to collect tariffs and announced new tariffs on imports from all countries. There remains substantial uncertainty regarding the duration of existing and newly announced tariffs, potential changes or pauses to such tariffs, tariff levels, and whether further additional tariffs or other retaliatory actions may be imposed, modified, or suspended. Shifts in trade policy—whether through legislation, executive action, or international negotiation—have and could continue to alter the global trade landscape and affect supply chains, pricing, and demand for goods and services. These developments, or the perception that such changes may occur, have and could continue to have a material adverse effect on global economic conditions, contribute to volatility in financial markets, and disrupt international trade, including trade between the US and its key partners. Any of these factors could depress economic activity and the development and commercialization of our product candidates, which could result in a material adverse effect on our business, financial condition and results of operations.

Risks related to our intellectual property

If we are unable to obtain and maintain patent protection for our product candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our product candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection and trade secret protection with respect to our therapeutic programs, proprietary technologies, and their uses. We seek to protect our proprietary position, in part, by filing patent applications in the United States and abroad relating to our product candidates. We also seek to protect our proprietary position by acquiring or in-licensing relevant issued patents or pending applications from third parties. If we or our licensors are unable to obtain or maintain patent protection with respect to our product candidates, our business, financial condition, results of operations and prospects could be materially harmed.

Changes in either the patent laws or their interpretation in the United States and other jurisdictions may diminish our ability to protect our intellectual property, obtain, maintain and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our protection. We cannot predict whether the patent applications we or our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection against competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we and our licensors may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, third-party collaborators, CROs, CMOs, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable in light of the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to invent the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our owned and in-licensed patent applications may not result in patents being issued which protect our therapeutic programs and other proprietary technologies we may develop or which effectively prevent others from commercializing competitive technologies and products.

Moreover, the claim coverage in a patent application can be significantly reduced before the patent is granted. Even if our owned and in-licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage. Any patents issuing from our owned and in-licensed patent applications may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, we do not know whether our therapeutic programs and other proprietary technology will be protectable or remain protected by valid and enforceable patents. Even if a patent is granted, our competitors or other third parties may be able to circumvent the patent by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects. In addition, given the amount of time required for the development, testing and regulatory review of our therapeutic programs and eventual product candidates, patents protecting the product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability and our owned and in-licensed patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our therapeutic programs and other proprietary technologies we may develop and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

Moreover, some of our owned and in-licensed patent rights are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners' interest in such patent rights, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of such patent rights in order to enforce such patent rights against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Furthermore, our owned and in-licensed patent rights may be subject to a reservation of rights by one or more third parties. For example, the research resulting in certain of our patent rights and technology was funded in part by the US government. As a result, the government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for non-commercial

purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to US industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our intellectual property in and into the United States or other jurisdictions. Competitors may use our intellectual property in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our owned and in-licensed patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our owned and in-licensed patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. In addition, some jurisdictions, such as Europe, Japan and China, may have a higher standard for patentability than in the United States, including, for example, the requirement of claims having literal support in the original patent filing and the limitation on using supporting data that is not in the original patent filing. Under those heightened patentability requirements, we may not be able to obtain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in the United States and other jurisdictions.

Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our owned and in-licensed patents at risk of being invalidated or interpreted narrowly, could put our owned and in-licensed patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

In addition, geopolitical actions in the US and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. For example, the United States and foreign government actions related to Russia’s conflict in Ukraine may limit or prevent filing, prosecution, and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights in Russia. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the United States without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

We currently and may in the future rely on foreign licensors. Such foreign licensors may be subject to US legislation, sanctions, trade restrictions and other foreign regulatory requirements which could have an adverse effect on our ability to secure significant commitments from governments to purchase our potential therapies. For example, the US BIOSECURE Act, which was enacted in December 2025, prohibits the US federal government from procuring or obtaining any biotechnology equipment or service produced or provided by a “a biotechnology company of concern”, or entering into, extending, or renewing a contract with entities that use biotechnology equipment or services produced or provided by a “biotechnology company of concern” in performance of such contract. If our foreign licensors are designated as a “biotechnology company of concern” it could materially impact our ability to collaborate with such foreign licensors without losing the ability to contract with, or otherwise receive funding from, the US government.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various non-US government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. In some circumstances, we are dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. For example, periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. In certain circumstances, we rely on our licensing partners to pay these fees due to US and non-US patent agencies. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. There could also be delays at the USPTO caused by staffing cuts and other US government actions as a result of the US Department of Government Efficiency or other executive actions to reduce the size of the US government.

The USPTO and various non-US government agencies require compliance with certain foreign filing requirements during the patent application process. For example, in some countries, including the US, China, India and some European countries, a foreign filing license is required before certain patent applications are filed. The foreign filing license requirements vary by country and depend on various factors including where the inventive activity occurred, citizenship status of the inventors, the residency of the inventors and the invention owner, the place of business for the invention owner and the nature of the subject matter to be disclosed (e.g., items related to national security or national defense). In some cases, a foreign filing license may be obtained retroactively in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment of a pending patent application or can be grounds for revoking or invalidating an issued patent, resulting in the loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the relevant markets with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. We are also dependent on our licensors to take the necessary actions to comply with these requirements with respect to our licensed intellectual property.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States or other countries could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement, defense and term of issued patents. In the United States, assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the America Invents Act) enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us or our licensors could therefore be awarded a patent covering an invention of ours or our licensors even if we or our licensors had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to

either: (i) file any patent application related to our therapeutic programs and other proprietary technologies we may develop, or (ii) invent any of the inventions claimed in our patent applications. Many subsisting issued patents and some pending patent applications remain in the US that were filed prior to enactment of the America Invents Act and are therefore subject to the pre-Leahy-Smith Act US patent laws and that may have relevance to our freedom-to-operate or ability to obtain patent issuances.

The America Invents Act also includes a number of significant changes to US patent law with respect to patent applications filed after March 16, 2013, that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our owned and in-licensed patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent US Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the US Congress, the federal courts and the USPTO, and similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future. For example, in June 2023, the European Patent Package (the EU Patent Package) regulations were implemented with the goal of providing a single pan-European Unitary Patent and a new European Unified Patent Court (the UPC) for litigation involving European patents. As a result, all European patents, including those issued prior to ratification of the EU Patent Package, will by default automatically fall under the jurisdiction of the UPC, which has become a common forum for challenging patents in the pharmaceutical space. We may opt our European patents out of the UPC during first seven years of the UPC's existence, but doing so may preclude us from realizing the benefits of the new unified court. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our current or future European patents could remain under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain pan-European injunctions. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize our technology and product candidates and, resultantly, on our business, financial condition, prospects and results of operations.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If we or our licensors initiated legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement lack of sufficient written description or obviousness-type double patenting. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of a patent before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of or amendment to our owned and in-licensed patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensing partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on products and product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest US non-provisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent has expired, we may be vulnerable to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned and in-licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension for our product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any of our product candidates, one or more of our owned and in-licensed issued US patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (Hatch-Waxman Amendments). The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign jurisdictions, such as in Europe under Supplemental Protection Certificate. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patent rights, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our therapeutic programs and other proprietary technologies we may develop. Litigation may be necessary to defend against these and other claims challenging inventorship or our patent rights, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our therapeutic programs and other proprietary technologies we may develop. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for our product candidates, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, third-party collaborators, CROs, CMOs, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets, and we may need to share our trade secrets and proprietary know-how with current or future partners, collaborators, contractors and others located in countries at heightened risk of theft of trade

secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We may be subject to claims that third parties have an ownership interest in our trade secrets. For example, we may have disputes arise from conflicting obligations of our employees, consultants or others who are involved in developing our product candidate. Litigation may be necessary to defend against these and other claims challenging ownership of our trade secrets. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable trade secret rights, such as exclusive ownership of, or right to use, trade secrets that are important to our therapeutic programs and other proprietary technologies we may develop. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Some of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products and product candidates.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our current and future products and product candidates in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent's prosecution history. Our interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products or product candidates are not covered by a third-party patent or may incorrectly predict whether a third party's pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third-party claims of intellectual property infringement, misappropriation or other violations against us or our collaborators may prevent or delay the development and commercialization of our product candidates.

Our commercial success depends in part on our ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. As discussed above, recently, due to changes in US law referred to as patent reform, new procedures including inter partes review and post-grant review have also been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to our owned and in-licensed patents in the future.

Numerous US and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we plan to commercialize our therapeutic and diagnostic programs and in which we are developing other proprietary technologies. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk that our therapeutic and diagnostic programs and commercializing activities may give rise to claims of infringement of the patent rights of others increases. We cannot assure you that our therapeutic programs and other proprietary technologies we may develop will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued and that a third party, including a competitor in the fields in which we are developing our therapeutic programs, might assert as infringed by us. It is also possible that patents owned by third parties of which we are aware, but which we do not believe we infringe or that we believe we have valid defenses to any claims of patent infringement, could be found to be infringed by us. It is not unusual that corresponding patents issued in different countries have different scopes of coverage, such that in one country a third-party patent does not pose a material risk, but in another country, the corresponding third-party patent may pose a material risk to our products or product candidates. As such, we monitor third-party patents in the relevant pharmaceutical markets. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that we may infringe.

In the event that any third-party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable and infringed by us. Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing the infringing products or technologies. In addition, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign our infringing products or technologies, which may be impossible or require substantial time and monetary expenditure. Such licenses may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize the infringing products or technologies or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business. In addition, we may in the future pursue patent challenges with respect to third-party patents, including as a defense against the foregoing infringement claims. The outcome of such challenges is unpredictable.

Even if resolved in our favor, the foregoing proceedings could be very expensive, particularly for a company of our size, and time-consuming. Such proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such proceedings adequately. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Such legal proceedings may also absorb significant time of our technical and management personnel and distract them from their normal responsibilities. Uncertainties resulting from such proceedings could impair our ability to compete in the marketplace. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We may become involved in lawsuits to protect or enforce our owned and in-licensed patents and other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Third parties, such as a competitor, may infringe our patent rights. In an infringement proceeding, a court may decide that a patent owned by us is invalid or unenforceable or may refuse to stop the other party from using the invention at issue on the grounds that the patent does not cover the technology in question. In addition, our patent rights may become involved in inventorship, priority or validity disputes. To counter or defend against such claims can be expensive and time-consuming. An adverse result in any litigation proceeding could put our patent rights at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we are given an opportunity to respond to such rejections, we may be unable to overcome them. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA or an equivalent administrative body in a foreign jurisdiction objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain name or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

- others may be able to make products that are similar to our product candidates or utilize similar technology but that are not covered by the claims of the patents that we license or may own;
- we or our licensors or collaborators might not have been the first to make the inventions covered by our current or future patent applications;
- we or our licensors or collaborators might not have been the first to file patent applications covering our inventions;
- others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
- it is possible that the pending and future patent applications we own or in-license will not lead to issued patents;
- issued patents that we own or in-license may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;
- our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
- we may not develop additional proprietary technologies that are patentable;
- we may fail to identify potential patentable subject matter and/or may fail to file on it;
- the patents of others may harm our business; and
- we may choose not to file for patent protection in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.

Should any of the foregoing occur, it could adversely affect our business, financial condition, results of operations and prospects.

We partially depend on intellectual property licensed from third parties, and our licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated or if disputes regarding these licenses arise, we could lose significant rights that are important to our business.

We are dependent, in part, on patents, know-how and proprietary technology licensed from others. We are a party to a number of license agreements under which we are granted rights to intellectual property that are important to our business and we may enter into additional license agreements in the future. Our existing license agreements impose, and we expect that any future license agreements where we in-license intellectual property, will impose on us, various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If we fail to comply with our obligations under these agreements, or we are subject to bankruptcy-related proceedings, the licensor may have the right to terminate the license, in which event we would not be able to develop or market products covered by the license.

If we or our licensors fail to adequately protect our licensed intellectual property, our ability to commercialize product candidates could suffer. We do not have complete control over the maintenance, prosecution and litigation of our in-licensed patents and patent applications and may have limited control over future intellectual property that may be in-licensed. For example, we cannot be certain that activities such as the maintenance and prosecution by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves or may not be conducted in accordance with our best interests.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant patents, know-how and proprietary technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Disputes that may arise between us and our licensors regarding intellectual property subject to a license agreement could include disputes regarding:

- the scope of rights granted under the license agreement and other interpretation-related issues;
- whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
- our right to sublicense patent and other rights to third parties under collaborative development relationships;
- our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates and what activities satisfy those diligence obligations; and
- the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on reasonable terms, we may be unable to successfully develop and commercialize the affected technology or product candidates. As a result, any termination of or disputes over our intellectual property licenses could result in the loss of our ability to develop and commercialize our product candidates, or we could lose other significant rights, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

For example, our agreements with certain of our third-party research partners provide that improvements developed in the course of our relationship may be owned solely by either us or our third-party research partner, or jointly between us and the third party. If we determine that rights to such improvements owned solely by a research partner or other third party with whom we collaborate are necessary to commercialize our product candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing our product candidates. We may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing our product candidates or allow our competitors or others the chance to access technology that is important to our business. We also may need the cooperation of any co-owners of our intellectual property in order to enforce such intellectual property against third parties, and such cooperation may not be provided to us.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

The growth of our business may depend in part on our ability to acquire, in-license or use third-party proprietary rights. For example, our product candidates may require specific formulations to work effectively and efficiently, we may develop product candidates containing our compounds and pre-existing pharmaceutical compounds, or we may be required by the FDA or comparable foreign regulatory authorities to provide a companion diagnostic test or tests with our product candidates, any of which could require us to obtain rights to use intellectual property held by third parties. In addition, with respect to any patents we may co-own with third parties, we may require licenses to such co-owner’s interest to such patents. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. In addition, we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. Were that to happen, we may need to cease use of the compositions or methods covered by those third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on those intellectual property rights, which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, which means that our competitors may also receive access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Additionally, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution's rights in technology resulting from the collaboration. Even if we hold such an option, we may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies that may be more established or have greater resources than we do may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. There can be no assurance that we will be able to successfully complete these types of negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to develop or market. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of certain programs and our business financial condition, results of operations and prospects could suffer.

We and our service providers may be subject to a variety of data privacy and security laws and contractual obligations, which could increase compliance costs and our actual or perceived failure to comply with them could subject us to potentially significant fines or penalties, harm our reputation and otherwise adversely affect our business, results of operations, and financial condition.

We maintain a large quantity of sensitive information, including confidential business and health-related information in connection with our preclinical studies, and are subject to laws and regulations governing the privacy and security of such information. The global data protection landscape is rapidly evolving, and we may be affected by or subject to new, amended or existing laws and regulations in the future, including as our operations continue to expand or if we operate in foreign jurisdictions. This evolution may create uncertainty in our business, and could affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our business, results of operation, and financial condition.

In the United States, there are numerous federal and state data privacy and security laws and regulations governing the collection, use, disclosure and protection of personal information, including health information privacy laws, security breach notification laws and consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. By way of example, HIPAA imposes privacy and security requirements and breach reporting obligations upon "covered entities" (health plans, health care clearinghouses and certain health care providers), and their respective business associates and subcontractors, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity, as well as their covered subcontractors. We do not believe that we are currently acting as a covered entity or business associate under HIPAA and thus are not directly subject to its requirements or penalties. However, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA.

In addition, certain states have also adopted comprehensive and health-specific data privacy and security laws and regulations governing the privacy, processing and protection of personal information, some of which are more stringent than HIPAA. For example, the California Consumer Privacy Act as amended by the California Privacy Rights Act (collectively, the CCPA) requires covered businesses that process the personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business's collection, use, and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business's behalf. Similar laws are already in effect in other states, reflecting a trend toward more stringent privacy-related regulation in the United States. The enactment of such laws creates a patchwork of overlapping, but different and

potentially conflicting, requirements that may make compliance challenging. Furthermore, the FTC and many state Attorneys General continue to enforce federal and state consumer protection laws against companies in relation to a variety of data privacy and security issues. Compliance with potentially applicable data privacy laws will likely involve significant expenditure and resources, and any failure or perceived failure to comply with the requirements of these laws could adversely affect our business, results of operations, and financial condition.

Further, in 2024, the National Security Division of the US Department of Justice (DOJ) issued a rule—referred to as the "Data Security Program" (DSP)—to implement Executive Order 14117 aimed at preventing access to "bulk US sensitive personal data" and "government-related data" by "countries of concern" (including China, Russia, Iran, North Korea, Cuba, and Venezuela) and "covered persons" (as all such terms are defined in the DSP). Effective as of April 8, 2025, and fully enforceable as of July 9, 2025, the DSP imposes stringent obligations on companies within its scope and prohibits or restricts "covered data transactions" that grant countries of concern or covered persons access to bulk US sensitive personal data or any amount of government-related data. The DSP is new, complex and has yet to be enforced, and as such, there is a risk that our interpretation of its applicability, scope, and requirements is incorrect, incomplete, or misapplied. Compliance with the DSP may require us to invest heavily in data security and compliance measures, such as implementing and complying with the Cybersecurity and Infrastructure Security Agency's guidelines and other burdensome recordkeeping, reporting, and auditing requirements. It may also require us to implement new processes, stop or restrict certain data transfers, alter the geographic scope of our operations, cease doing business with certain third parties or using certain tools or vendors, or change how data flows throughout our business, any of which could materially impact our business operations or hinder our ability to grow our business. Finally, non-compliance with the DSP could result in significant civil or criminal penalties, which could materially adversely affect our business, results of operations, and financial condition.

In Europe, the European Union General Data Protection Regulation (EU GDPR) and the United Kingdom General Data Protection Regulation and Data Protection Act (UK GDPR and together with the EU GDPR, GDPR) govern the collection, use, disclosure, transfer or other processing of personal information of individuals within the EEA.

In addition, the GDPR increases the scrutiny of transfers of personal data from the EEA and UK to the US and other jurisdictions that the European Commission does not recognize as having "adequate" data protection laws. Reliance on standard contractual clauses (SCCs) alone may not be sufficient in all circumstances, and we expect the existing legal complexity and uncertainty regarding international personal data transfers, in particular to the US, to continue. As regulatory guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, results of operations, and financial condition.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and cybersecurity concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and materially adversely affect our business, results of operations, and financial condition.

Risks related to ownership of our common stock

The trading price of the shares of our common stock has been, and is likely to continue to be highly volatile, and purchasers of our common stock could incur substantial losses.

Our stock price has been, and is likely to continue to be, volatile. The stock market in general and the market for stock of biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price at which they paid. The market price for our common stock may be influenced by those factors discussed in this "Risk factors" section and many others, including:

- results of our clinical trials and preclinical studies, and the results of trials of our competitors or those of other companies in our market sector;
- our ability to enroll subjects in our future clinical trials;

- regulatory approval of our product candidates, or limitations to specific label indications or patient populations for its use, or changes or delays in the regulatory review process;
- regulatory or legal developments in the United States and other countries;
- changes in the structure of healthcare payment systems;
- the success or failure of our efforts to develop, acquire or license additional product candidates;
- innovations, clinical trial results, product approvals and other developments regarding our competitors;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
- manufacturing, supply or distribution delays or shortages;
- any changes to our relationship with any manufacturers, suppliers, collaborators or other strategic partners;
- achievement of expected product sales and profitability;
- variations in our financial results or those of companies that are perceived to be similar to us, or fluctuations in the valuation of such other companies;
- market conditions in the biopharmaceutical sector and issuance of securities analysts' reports or recommendations;
- trading volume of our common stock;
- an inability to obtain additional funding;
- sales of our stock by us, our insiders and our other stockholders;
- the impact of any natural disasters or public health emergencies;
- general economic, industry, geopolitical and market conditions and other events or factors, many of which are beyond our control, such as inflation and interest rate changes and financial institution instability;
- additions or departures of key personnel;
- intellectual property, product liability or other litigation against us;
- actual or anticipated changes in estimates as to financial results, development timelines, or recommendations by securities analysts;
- expiration of market stand-off or lock-up agreements;
- changes in our capital structure, such as future issuances of securities and the incurrence of additional debt; and
- changes in accounting standards, policies, guidelines, interpretations or principles.

In addition, in the past, stockholders have initiated class action lawsuits against biopharmaceutical companies following periods of volatility in the market prices of these companies' stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert our management's attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

An active, liquid trading market for our common stock may not be maintained.

We can provide no assurance that we will be able to maintain an active trading market for our common stock. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

Our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to significantly influence all matters submitted to stockholders for approval.

As of December 31, 2025, our executive officers, directors and greater than 5% stockholders, in the aggregate, owned approximately 39% of our outstanding common stock. As a result, such persons, acting together, have the ability to significantly influence all matters submitted to our board of directors or stockholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, any future debt agreements may preclude us from paying dividends. Any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

The holders of 71,263,685 shares of our outstanding common stock, or approximately 25.1% of our total outstanding common stock as of December 31, 2025, are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders, or the registration of such shares, could have a material adverse effect on the trading price of our common stock.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act), and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our IPO. However, if certain events occur prior to the end of such five-year period, including if we become a large accelerated filer, as defined under the Exchange Act, our annual gross revenue exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

- being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;
- not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley);
- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;
- reduced disclosure obligations regarding executive compensation; and

- exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as: (i) our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could significantly reduce the value of our shares to a potential acquiror or delay or prevent changes in control or changes in our management without the consent of our board of directors. The provisions in our charter documents include the following:

- a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;
- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
- the exclusive right of our board of directors, unless the board of directors grants such right to the stockholders, to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
- the required approval of at least 66-2/3% of the shares entitled to vote to remove a director for cause, and the prohibition on removal of directors without cause;
- the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;
- the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;
- the required approval of at least 66-2/3% of the shares entitled to vote to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;
- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
- an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings;
- the requirement that a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and
- advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees or the underwriters or any offering giving rise to such claim.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine, provided that this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, our amended and restated certificate of incorporation also provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees and result in increased costs for investors to bring a claim. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

General risk factors

We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. We are subject to the reporting requirements of the Exchange Act, which require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, Sarbanes-Oxley, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of Sarbanes-Oxley, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory "say on pay" voting requirements and "pay versus performance" disclosure requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, changes in the political environment and government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

The rules and regulations applicable to public companies have substantially increased our legal and financial compliance costs and have made some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. We

cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We are subject to US and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. We could face criminal liability and other serious consequences for violations, which could harm our business.

We are subject to export control and import laws and regulations, including the US Export Administration Regulations, US Customs regulations, and various economic and trade sanctions regulations administered by the US Treasury Department's Office of Foreign Assets Controls, and anti-corruption and anti-money laundering laws and regulations, including the US Foreign Corrupt Practices Act of 1977, as amended, the US domestic bribery statute contained in 18 U.S.C. § 201, the US Travel Act, the USA PATRIOT Act and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, CROs, contractors and other collaborators and partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to or from recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell our products abroad once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, CROs, contractors and other collaborators and partners, even if we do not explicitly authorize or have actual knowledge of such activities.

We are also subject to other US laws and regulations governing export controls, as well as economic sanctions and embargoes on certain countries and persons.

Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Furthermore, US export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments, and persons targeted by US sanctions. US sanctions that have been or may be imposed as a result of military conflicts in other countries may impact our ability to continue activities at future clinical trial sites within regions covered by such sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. These export and import controls and economic sanctions could also adversely affect our supply chain.

We and any of our third-party manufacturers or suppliers may use potent chemical agents and hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time-consuming or costly.

We and any of our third-party manufacturers or suppliers and current or potential future collaborators will use biological materials, potent chemical agents and may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety of the environment. Our operations and the operations of our third-party manufacturers and suppliers also produce hazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development efforts. In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended. Although we maintain workers' compensation insurance for certain costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with our storage or disposal of biologic, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could materially adversely affect our business, financial condition, results of operations and prospects.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. We rely on third-party manufacturers to produce our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers were affected by a man-made or natural disaster or other business interruption. In addition, our corporate headquarters is located in San Diego, California near major earthquake faults and fire zones, and the ultimate impact on us of being located near major earthquake faults and fire zones and being consolidated in a certain geographical area is unknown. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

Unstable market and economic conditions and adverse developments with respect to financial institutions and associated liquidity risk may have serious adverse consequences on our business, financial condition and stock price.

From time to time, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict or wars, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. Future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, financial institutions, manufacturers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Changes in tax law may materially adversely affect our financial condition, results of operations and cash flows.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us, any of which could adversely affect our business operations and financial performance. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur. If such changes are enacted or implemented, we are currently unable to predict the ultimate impact on our business. We urge our investors to consult with their legal and tax advisors with respect to any changes in tax law and the potential tax consequences of investing in our common stock.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. If one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

Pursuant to Section 404 of Sarbanes-Oxley, our management is required to report upon the effectiveness of our internal control over financial reporting. When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we may need to upgrade our information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If we or, if required, our auditors are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begins its Section 404 audits, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the facts that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of our management’s attention and resources, which could harm our business.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our program is developed and informed by industry best practices such as the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) and input from expert third-party consultants. It's important to note that our adoption of the NIST CSF serves as a blueprint to aid in the identification, assessment, and mitigation of cybersecurity risks pertinent to our operations, rather than as a certification of compliance with specific technical standards or requirements.

Our cybersecurity risk management program is integrated into our overall risk management program, and shares common methodologies, reporting channels and governance processes that apply across the risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include but are not limited to the following:

- risk assessments designed to help identify material risks from cybersecurity to our critical systems and information;
- an IT security team (including Chief Operating Officer (COO)) principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;
- cybersecurity awareness training of our employees, including incident response personnel, and senior management;
- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
- a third-party risk management process for evaluating risks posed by critical service providers, based on our assessment of their criticality to our operations and respective risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "Risk Factors – "*Our information technology systems, or those of any of our CROs, manufacturers, other contractors or consultants or current or potential future collaborators, may fail or suffer cybersecurity incidents or breaches, which could result in a material disruption of our product development programs, harm to our reputation, significant fines, penalties and liability and loss of customers or sales*."

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee oversight of cybersecurity risks, including oversight of management's administration of our cybersecurity risk management program.

The audit committee receives reports from management on our cybersecurity risks no less than twice per calendar year. In addition, management updates the audit committee, where it deems appropriate, regarding any cybersecurity incidents it considers to be significant or potentially significant.

The audit committee reports to the full board of directors regarding its activities, including those related to cybersecurity. The full board of directors also periodically receives briefings from management on our cyber risk management program. The audit committee and the board of directors receive presentations on cybersecurity topics from our COO as part of continuing education on topics that impact public companies.

Our COO and head of IT, advised by external cybersecurity consultants, are primarily responsible for assessing and managing our material risks from cybersecurity threats. Our head of IT has 25 years of experience in information technology roles and over 20 years of experience in cybersecurity roles in the biotechnology industry. Our COO has over five years of experience overseeing IT-related processes (including cybersecurity processes) in the biotechnology industry.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal IT personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by cybersecurity tools deployed in our IT environment.

Item 2. Properties.

Our corporate headquarters is located in San Diego, California, where we lease approximately 78,000 square feet of office and laboratory space pursuant to a lease that expires in April 2032 and may be terminated early under certain circumstances. In January 2024, we entered into an agreement to sublease the second floor of our corporate headquarters (the January 2024 Sublease). Pursuant to the January 2024 Sublease, the subleased space was approximately 11,000 square feet of office space with a sublease term of three years which included an option for the subtenant to renew for an additional year and an early termination clause. In June 2025, we and the subtenant entered into a termination agreement that terminated the January 2024 Sublease in July 2025. In July 2024, we entered into an agreement to sublease the first floor of our corporate headquarters (the July 2024 Sublease). Pursuant to the July 2024 Sublease, the subleased space is approximately 18,000 square feet of office space with a sublease term of 61 months beginning in October 2024. The July 2024 Sublease includes an option for the subtenant to renew for an additional year and an early termination clause. In September 2024, we entered into an agreement to sublease a portion of the third floor of our corporate headquarters (the September 2024 Sublease). Pursuant to the September 2024 Sublease, the subleased space was approximately 5,000 square feet of laboratory space with a sublease term of one year, which included an option for the subtenant to renew for an additional year. In July 2025, the September 2024 Sublease was amended to: (i) add approximately 5,000 square feet of laboratory space on the third floor and approximately 11,000 square feet of office space on the second floor to the subleased space; and (ii) to extend the term of the September 2024 Sublease through December 31, 2027. The amendment to the September 2024 Sublease includes an option for the subtenant to renew for an additional year.

We also lease approximately 30,000 square feet of office and laboratory space in South San Francisco, California, pursuant to a lease that expires in October 2032, with an option to extend the term by five years, subject to certain conditions.

We believe our existing facilities are adequate to meet our current business requirements for the near term, and that additional space will be available on commercially reasonable terms, if required.

Item 3. Legal Proceedings.

We are not currently a party to any material proceedings. From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock trades under the symbol “ERAS” on the Nasdaq Global Select Market.

Holders of Our Common Stock

As of February 28, 2026, there were approximately 42 holders of record of our common stock. This number was derived from our shareholder records and does not include beneficial owners of our common stock whose shares are held in the name of various dealers, clearing agencies, banks, brokers, and other fiduciaries.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to finance the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Securities Authorized for Issuance Under Equity Compensation Plans

Information about our equity compensation plans will be included in our definitive proxy statement to be filed with the SEC with respect to our 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Unregistered Sales of Equity Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. Reserved

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties, including those described in the section titled “Special Note Regarding Forward Looking Statements.” As a result of many factors, including those factors set forth in the “Risk Factors” section of this Annual Report on Form 10-K, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage precision oncology company singularly focused on discovering, developing, and commercializing therapies for patients with RAS/MAPK pathway-driven cancers. Molecular alterations in RAS, the most frequently mutated oncogene, and the MAPK pathway, one of the most frequently altered signaling pathways in cancer, account for more than five million new patients diagnosed with cancer globally each year. Our company was co-founded by leading pioneers in precision oncology and RAS targeting to create novel therapies and combination regimens designed to comprehensively shut down the RAS/MAPK pathway for the treatment of patients with cancer. Our focused RAS/MAPK pathway pipeline comprises modality-agnostic programs aligned with our three therapeutic strategies of: (1) targeting key upstream and downstream signaling nodes in the RAS/MAPK pathway; (2) targeting RAS directly; and (3) targeting escape routes that emerge in response to treatment.

The following figure shows the RAS/MAPK pathway and how the three therapeutic strategies listed above attempt to comprehensively and synergistically shut down the RAS/MAPK pathway.


Other RTKs
EGFR
RAS-GDP
GEF
GRB2
GDP
GTP
SOS1
SHP2
GAP
NF1
RAS-GTP
MAPK pathway
PI3K pathway
RAF
PI3K
MEK
AKT
ERK
mTOR
MYC
Legend
Target upstream & downstream RAS/MAPK nodes
Target RAS directly
Target escape routes
Nodes targeted by Erasca

Our pipeline enables us to pursue a systematic, data-driven, portfolio-wide clinical development effort to identify therapeutic approaches with the goal of prolonging survival in numerous patient populations with high unmet medical needs. Our modality-agnostic approach aims to allow us to selectively and potently target critical signaling nodes with the most appropriate modality, including small and large molecule therapeutics. Our purpose-built pipeline includes two clinical-stage programs (ERAS-0015, a pan-RAS molecular glue; and ERAS-4001, a pan-KRAS inhibitor), and ERAS-12, a discovery-stage program (an EGFR D2/D3 biparatopic antibody) for which we have identified a lead candidate. We believe our world-class team’s capabilities and experience, further guided by our scientific advisory board, which includes the world’s leading experts in the RAS/MAPK pathway, uniquely position us to achieve our bold mission of erasing cancer.

We in-licensed our RAS-targeting franchise in May 2024. The RAS targeting landscape can be divided into pan-RAS, pan-KRAS, and mutant-selective approaches. We believe pan-RAS and pan-KRAS targeting molecules can address a broad population of patients with G12X, G13X, and possibly Q61X mutations, and also have the potential to address or prevent resistance by blocking wildtype RAS activation.

ERAS-0015 is a potential best-in-class pan-RAS molecular glue in development for the treatment of patients with RAS-mutated solid tumors. In vitro, ERAS-0015 has shown approximately 8-21 times higher binding affinity to cyclophilin A versus the most advanced pan-RAS molecular glue in development. We believe this higher binding affinity results in approximately 5 times more potent RAS inhibition in cell-based assays versus the comparator. ERAS-0015 also has favorable absorption, distribution, metabolism, and excretion (ADME) and pharmacokinetics (PK) properties in multiple animal species. As a result of these favorable in vitro potency and ADME/PK attributes, ERAS-0015 has demonstrated comparable to greater in vivo antitumor activity at doses which are approximately one-tenth to one-eighth of the dose of the most advanced pan-RAS molecular glue. In combination with an anti-PD-1 antibody, ERAS-0015 was able to achieve complete disappearance of tumors in mice on day 31. The combination of ERAS-0015 plus the anti-EGFR antibody cetuximab induced significant tumor growth inhibition and demonstrated the potential combination benefit of blocking both oncogenic drivers. Our initial clinical trial for ERAS-0015 is called AURORAS-1. The investigational new drug application (IND) for AURORAS-1 was cleared by the US Food and Drug Administration (FDA) in May 2025. ERAS-0015 is also being evaluated in the JYP0015M101 clinical trial in China, which is assessing ERAS-0015 in adult patients with advanced solid tumors harboring specific RAS mutations. The JYP0015M101 clinical trial is sponsored by Joyo.

On January 12, 2026, we provided an update regarding the initial clinical progress of ERAS-0015. The update consisted of the following, as of a data cutoff date of January 7, 2026:

- Dose escalation in the ongoing AURORAS-1 Phase 1 trial was advancing faster than anticipated, underscoring significant unmet medical need and high investigator and patient enthusiasm
- Ongoing confirmed and unconfirmed responses were observed in multiple patients with differing tumor types and RAS mutations
    - Ongoing responses (two confirmed partial responses (PRs) and one unconfirmed PR) were observed in patients with different tumor types and RAS mutations achieved at a low dose of 8 mg QD
    - Additional ongoing unconfirmed responses were observed in patients at doses above 8 mg QD
- Favorable safety and tolerability results, with no dose-limiting toxicities and predominantly low-grade adverse events observed at all dose levels evaluated
- Well-behaved, linear PK across all dose levels evaluated to date with no observed evidence of exposure plateau

On January 20, 2026, we announced that subsequent to the cut-off date, we have dosed patients at 40 mg QD.

We anticipate a Phase 1 monotherapy data readout from the AURORAS-1 and JYP0015M101 trials in the first half of 2026. In addition, we anticipate the initiation of monotherapy expansion cohorts and combination dose escalation cohorts as part of the AURORAS-1 trial in the second half of 2026, with associated data readouts planned for 2027.

ERAS-4001 is a potential first-in-class pan-KRAS inhibitor in development for the treatment of patients with KRAS-mutated solid tumors. The preclinical in vitro potency of ERAS-4001 showed good activity against KRAS G12X mutations, as well as KRAS wildtype amplifications, with no activity observed against HRAS or NRAS wildtype proteins. We believe sparing wildtype HRAS and NRAS has the potential to provide a wider therapeutic window in the clinic versus the most advanced pan-RAS molecular glue in development. ERAS-4001 demonstrated activity against both GDP-bound (“inactive state”) and GTP-bound (“active state”) KRAS G12D with single digit nanomolar IC50 (a measure of the drug concentration needed to achieve half-maximal inhibition) values in a biochemical RAS – RAF1 RBD (RAS Binding Domain) assay. In vivo, ERAS-4001 showed tumor regression in multiple models when administered as a monotherapy. In combination with an anti-PD-1 antibody, ERAS-4001 was able to achieve complete disappearance of tumors in mice on day 31. The combination of ERAS-4001 plus the anti-EGFR antibody cetuximab induced significant tumor growth inhibition and demonstrated the potential combination benefit of blocking both oncogenic drivers. The initial clinical trial for ERAS-4001 is called BOREALIS-1. The IND for BOREALIS-1 was cleared by the FDA in May 2025. We anticipate a Phase 1 monotherapy data readout from the BOREALIS-1 trial in the second half of 2026. In addition, we anticipate the initiation of monotherapy expansion cohorts and combination dose escalation cohorts in 2027.

We believe ERAS-0015 has the potential to address unmet medical needs in approximately 2.7 million patients who are diagnosed annually worldwide with RAS-mutant tumors, including the more than 2.2 million patients with KRAS-mutant tumors whom ERAS-4001 could also address.

Our next program is ERAS-12, our investigational EGFR D2/D3 biparatopic antibody (bpAb). ERAS-12 is a potential best-in-class biologic, for which we have identified a lead candidate, that is designed to inhibit EGFR through multiple proposed mechanisms of action. In tumors where EGFR signaling is thought to be a primary driver of tumor growth, an antibody-based approach has been shown to be an effective way to target the receptor. However, all approved anti-EGFR antibodies target domain III (D3) only, which is the main site for ligand binding, and no approved antibodies target domain II (D2), which is responsible for dimerization of EGFR upon ligand binding. Binding of D2 prevents both EGFR homodimerization as well as heterodimerization. We believe the combined binding of D2 and D3 could result in differentiated and improved inhibition of downstream EGFR signaling. ERAS-12 also aims to exploit the innate immune system to induce tumor cell apoptosis. The Fragment crystallizable (Fc) region of IgG1 antibodies contain binding spots for both immune effector cells (e.g., NK cells) and the classical complement component C1q. By combining novel cell signal inhibition with enhancements to the Fc, we aim to create a potent multi-modal BIC anti-EGFR biologic which we believe could function as a targeted therapy with immunomodulatory activity.

In May 2025, in connection with our expectation that ERAS-0015 and ERAS-4001 would both become clinical stage programs, we conducted a strategic pipeline review. Following this review, in order to prioritize organizational focus and resources to advance our differentiated RAS-targeting franchise, we decided to evaluate strategic alternatives for our naporafenib program, which we in-licensed from Novartis Pharma AG (Novartis). After evaluating the clinical progress of our RAS franchise, we made a strategic decision to stop development of naporafenib. In March 2026, we sent a notice to Novartis to terminate our exclusive license agreement with Novartis (as amended, the Novartis Agreement) pursuant to which we acquired exclusive rights to develop naporafenib. The effective date of the termination of the Novartis Agreement is June 3, 2026. In connection with such termination, we and Novartis have agreed that we shall continue to ensure that the patients currently enrolled in the SEACRAFT-1 and SEACRAFT-2 trials will be permitted to continue to participate in such trials for the foreseeable future.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our product candidates obtain marketing approval. We are working with our current manufacturers to ensure that we will be able to scale up our manufacturing capabilities to support our clinical plans. We are also in the process of locating and qualifying additional manufacturers to build redundancies into our supply chain. In addition, we rely on third parties to package, label, store, and distribute our product candidates, and we intend to continue to rely on third parties with respect to our commercial products if marketing approval is obtained. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment, and personnel while also enabling us to focus our expertise and resources on the design and development of our product candidates.

In December 2022, we completed the sale and issuance of 15,384,616 shares of our common stock at a price to the public of $6.50 per share (the 2022 Offering). Proceeds from the 2022 Offering were $94.9 million, net of underwriting discounts and commissions and offering costs of $5.1 million.

In March 2024, we entered into a stock purchase agreement with the purchasers named therein for the private placement of 21,844,660 shares of our common stock at a price of $2.06 per share, which closed on April 2, 2024 (the 2024 Private Placement). Proceeds from the 2024 Private Placement were $43.6 million, after deducting placement agent fees and expenses of approximately $1.4 million.

In May 2024, we completed the sale and issuance of 99,459,458 shares of our common stock, including the exercise in full by the underwriters of their option to purchase 12,972,972 shares of our common stock, at a price to the public of $1.85 per share (the 2024 Offering). Proceeds from the 2024 Offering were $174.4 million, net of underwriting discounts and commissions and offering costs of $9.6 million.

In August 2022, we entered into an Open Market Sale Agreement (the Sale Agreement) with Jefferies LLC (the Agent), pursuant to which we could offer and sell shares of our common stock having an aggregate offering price of up to $200 million from time to time, in an “at-the-market offering” (ATM Offering) through the Agent. Sales of the shares of common stock were made at prevailing market prices at the time of sale, or as otherwise agreed with the Agent. Pursuant to the Sale Agreement, the Agent received a commission from us of up to 3.0% of the gross proceeds of shares of common stock sold under the Sale Agreement. During the year ended December 31, 2024, we sold 9,231,114 shares of common stock under the Sale Agreement at a weighted-average price of $2.37 per share. Proceeds from the ATM Offerings during the year ended December 31, 2024 were $21.0 million, net of commissions and expenses of $0.8 million.

In August 2025, we entered into an Amended and Restated Open Market Sale Agreement (the 2025 Sale Agreement) with the Agent, pursuant to which we may offer and sell shares of our common stock having an aggregate offering price of up to $200 million from time to time, in ATM Offerings through the Agent. Sales of the shares of common stock, if any, will be made at prevailing market prices at the time of sale, or as otherwise agreed with the Agent. The Agent will receive a commission from us of up to 3.0% of the gross proceeds of any shares of common stock sold under the 2025 Sale Agreement. As of December 31, 2025, we had $200.0 million of shares available for sale under the 2025 Sale Agreement.

In January 2026, we completed the sale and issuance of 25,875,000 shares of our common stock, including the exercise in full by the underwriters of their option to purchase 3,375,000 shares of our common stock, at a price to the public of $10.00 per share (the 2026 Offering). Our aggregate net proceeds from the 2026 Offering were $242.7 million, net of underwriting discounts and commissions and offering costs of $16.1 million.

Since our inception in 2018, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, identifying, acquiring, and in-licensing our product candidates, establishing our intellectual property portfolio, conducting research, preclinical studies and clinical trials, establishing arrangements with third parties for the manufacture of our product candidates and related raw materials, and providing general and administrative support for these operations. We do not have any products approved for sale and have not generated any revenue. As of December 31, 2025, we have raised a total of $1.0 billion to fund our operations, comprised primarily of gross proceeds from our IPO, underwritten offerings, a private placement of our common stock, and the sale and issuance of convertible preferred stock. As of December 31, 2025, we had cash, cash equivalents, and marketable securities of $341.8 million. In January 2026, we completed our 2026 Offering with aggregate net proceeds of $242.7 million, net of underwriting discounts and commissions and offering costs.

We have incurred significant operating losses since inception. Our net losses were $124.5 million and $161.7 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $892.2 million. We expect our expenses and operating losses will increase substantially for the foreseeable future, particularly if and as we conduct our ongoing and planned clinical trials and preclinical studies; continue our research and development activities; utilize third parties to manufacture our product candidates and related raw materials; hire additional personnel; acquire, in-license, or develop additional product candidates; expand and protect our intellectual property; and incur additional costs associated with being a public company. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. In addition, as our product candidates progress through development and toward commercialization, we will need to make milestone payments to the licensors and other third parties from whom we have in-licensed or acquired our product candidates. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and preclinical studies and our expenditures on other research and development activities.

Based upon our current operating plans, we believe that our cash, cash equivalents, and marketable securities as of December 31, 2025, together with the net proceeds of $242.7 million received from the 2026 Offering, which closed in January 2026, less the $150.0 million payment made to Joyo in March 2026 in connection with the option exercise notice, will be sufficient to fund our operations into the second half of 2028. We do not expect to generate any revenues from product sales until we successfully complete development and obtain regulatory approval for one or more of our product candidates, which we expect will take a number of years and may never occur. Accordingly, until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses, and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and could force us to delay, limit, reduce, or terminate our research and development programs or other operations, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our financial condition and results of operations may also be impacted by other factors we may not be able to control, such as geopolitical and economic events. We do not believe that such factors had a material adverse impact on our results of operations during the year ended December 31, 2025.

Our acquisition and license agreements

We have entered into in-license and acquisition agreements pursuant to which we in-licensed or acquired certain intellectual property rights related to our product candidates and development programs.

For additional information regarding these agreements, see the section titled "Business—Our acquisition and license agreements" in this Annual Report on Form 10-K.

Components of results of operations

Revenue

We do not expect to generate any revenue from the sale of products unless and until such time that our product candidates have advanced through clinical development and obtained regulatory approval, if ever. If we fail to complete preclinical and clinical development of product candidates or obtain regulatory approval for them, our ability to generate future revenues, and our results of operations and financial position would be adversely affected.

Operating expenses

Research and development

Research and development expenses consist of external and internal costs associated with our research and development activities, including our discovery and research efforts and the preclinical and clinical development of our product candidates. Research and development costs are expensed as incurred. Our research and development expenses include:

- external costs, including expenses incurred under arrangements with third parties, such as contract research organizations (CROs), contract manufacturing organizations (CMOs), consultants, and our scientific advisors; and
- internal costs, including:
  - employee-related expenses, including salaries, benefits, and stock-based compensation for those individuals involved in research and development efforts;
  - the costs of laboratory supplies and acquiring, developing and manufacturing preclinical study materials; and
  - facilities and depreciation, which include direct and allocated expenses for rent of facilities and depreciation.

The following table summarizes our research and development expenses incurred for the following periods (in thousands):

	Year Ended December 31,	
	2025	2024
ERAS-0015[(1)]	$ 26,870	$ 6,691
ERAS-4001[(1)]	19,039	9,633
Other clinical programs[(2)]	32,847	58,295
Other discovery and preclinical programs	14,098	40,740
Total research and development expenses	$ 92,854	$ 115,359

(1) We in-licensed ERAS-0015 and ERAS-4001 in May 2024.
(2) Other clinical programs include naporafenib.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to conduct our ongoing research and development activities, conduct clinical trials, and advance our preclinical research programs toward clinical development, particularly as more of our product candidates move into later stages of development, which typically cost more. The process of conducting clinical trials and preclinical studies necessary to obtain regulatory approval is costly and time-consuming. We may never succeed in achieving marketing approval for any of our product candidates.

The timelines and costs with research and development activities are uncertain, can vary significantly for each product candidate and program and are difficult to predict. We anticipate we will make determinations as to which product candidates and programs to pursue and how much funding to direct to each product candidate and program on an ongoing basis in response to preclinical and clinical results, regulatory developments, ongoing assessments as to each product candidate's and program's commercial potential, and our ability to enter into collaborations, licenses, or other similar agreements to the extent we determine the resources or expertise of a third-party would be beneficial for a given product candidate or program. We will need to raise substantial additional capital in the future. In addition, we cannot forecast which product candidates and programs may be subject to future collaborations, licenses, or other agreements, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Our development costs may vary significantly based on factors such as:

- the number and scope of preclinical and IND-enabling studies and clinical trials;
- per patient trial costs;
- the number of trials required for approval;
- the number of sites included in the trials;
- the countries in which the trials are conducted;
- the length of time required to enroll eligible patients;
- the number of patients that participate in the trials;
- the number of doses that patients receive;
- the drop-out or discontinuation rates of patients;
- potential additional safety monitoring requested by regulatory agencies;
- the duration of patient participation in the trials and follow-up;
- the cost and timing of manufacturing our product candidates;
- the phase of development of our product candidates;
- the efficacy and safety profile of our product candidates;
- the timing, receipt, and terms of any approvals from applicable regulatory authorities;
- maintaining a continued acceptable safety profile of our products following approval, if any;
- significant and changing government regulation and regulatory guidance;
- the impact of any interruptions to our operations or to those of third parties with whom we work due to geopolitical and economic events; and
- the extent to which we establish additional collaboration, license or other arrangements.

In-process research and development

In-process research and development expenses include rights acquired as part of asset acquisitions or in-licenses to develop and commercialize product candidates. Upfront payments that relate to the acquisition of a new product candidate, as well as pre-commercial milestone payments, are immediately expensed as in-process research and development in the period in which they are incurred, provided that the new product candidate did not also include processes or activities that would constitute a “business” as defined under US generally accepted accounting principles (US GAAP), the product candidate has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use.

In-process research and development expenses consist primarily of our upfront payments, milestone payments, and our stock issuances in connection with our acquisition and in-license agreements.

General and administrative

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits, and stock-based compensation, for employees in our finance, accounting, legal, information technology, business development, and support functions. Other general and administrative expenses include allocated facility and depreciation related costs not otherwise included in research and development expenses and professional fees for auditing, tax, intellectual property, and legal services. Costs related to filing and pursuing patent applications are recognized as general and administrative expenses as incurred since recoverability of such expenditures is uncertain.

We expect our general and administrative expenses will increase substantially for the foreseeable future as we continue to increase our general and administrative headcount to support our continued research and development activities and, if any product candidates receive marketing approval, commercialization activities, as well as to support our operations generally.

Other income (expense), net

Interest income

Interest income consists primarily of interest earned on our cash, cash equivalents, and marketable securities.

Results of operations

Comparison of the years ended December 31, 2025 and 2024

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,		
	2025	2024	Change
Operating expenses:			
Research and development	$ 92,854	$ 115,359	$ (22,505)
In-process research and development	9,500	22,500	(13,000)
General and administrative	38,551	41,728	(3,177)
Total operating expenses	140,905	179,587	(38,682)
Loss from operations	(140,905)	(179,587)	38,682
Total other income (expense), net	16,359	17,937	(1,578)
Net loss	$ (124,546)	$ (161,650)	$ 37,104

Research and development expenses

Research and development expenses were $92.9 million for the year ended December 31, 2025 compared to $115.4 million for the year ended December 31, 2024. The decrease of $22.5 million was primarily driven by decreases of $7.0 million in expenses incurred in connection with clinical trials, preclinical studies, and discovery activities, $6.8 million in outsourced services and consulting fees, $3.2 million in personnel costs, including stock-based compensation expense, and $2.0 million in facilities-related expenses and depreciation, and an impairment charge of $3.0 million on operating lease assets, leasehold improvements, and furniture related to the sublease of the first floor of our San Diego facility during the year ended December 31, 2024.

In-process research and development expenses

In-process research and development expenses were $9.5 million for the year ended December 31, 2025 compared to $22.5 million for the year ended December 31, 2024. In-process research and development expenses for the year ended December 31, 2025 were related to the achievement of milestones in connection with our license agreements with Joyo and Medshine. In-process research and development expenses for the year ended December 31, 2024 were related to upfront payments in connection with our license agreements with Joyo and Medshine.

General and administrative expenses

General and administrative expenses were $38.6 million for the year ended December 31, 2025 compared to $41.7 million for the year ended December 31, 2024. The decrease of $3.2 million was primarily driven by an impairment charge of $1.7 million on operating lease assets, leasehold improvements, and furniture related to the sublease of the first floor of our San Diego facility during the year ended December 31, 2024, and decreases of $0.9 million in legal fees and $0.5 million in insurance costs.

Other income (expense), net

Other income (expense), net was $16.4 million for the year ended December 31, 2025 compared to $17.9 million for the year ended December 31, 2024. The decrease of $1.6 million was primarily related to a decrease in interest earned on our cash, cash equivalents, and marketable securities of $3.5 million, partially offset by $2.2 million in impairment charges on our investment in equity securities during the year ended December 31, 2024.

Liquidity and capital resources

Sources of liquidity

In July 2021, we completed our IPO and issued 21,562,500 shares of our common stock, including the exercise in full by the underwriters of their option to purchase 2,812,500 shares of our common stock, at a price to the public of $16.00 per share. Our aggregate net proceeds from the offering were $317.0 million, net of underwriting discounts and commissions of $24.2 million and offering costs of $3.8 million. Prior to the IPO, we received aggregate gross proceeds of $320.4 million from the sale of shares of our convertible preferred stock.

In December 2022, we completed the 2022 Offering and issued 15,384,616 shares of our common stock at a price to the public of $6.50 per share. Proceeds from the 2022 Offering were $94.9 million, net of underwriting discounts and commissions and offering costs of $5.1 million.

In March 2024, in connection with the 2024 Private Placement, we entered into a stock purchase agreement with the purchasers named therein for the private placement of 21,844,660 shares of our common stock at a price of $2.06 per share, which closed on April 2, 2024. Proceeds from the 2024 Private Placement were $43.6 million, net of placement agent fees and expenses of approximately $1.4 million.

In May 2024, we completed the 2024 Offering and issued 99,459,458 shares of our common stock, including the exercise in full by the underwriters of their option to purchase 12,972,972 shares of our common stock, at a price to the public of $1.85 per share. Proceeds from the 2024 Offering were $174.4 million, net of underwriting discounts and commissions and offering costs of $9.6 million.

In August 2022, we entered into the Sale Agreement with the Agent, pursuant to which we could offer and sell shares of our common stock having an aggregate offering price of up to $200 million from time to time, in an ATM Offering through the Agent. Sales of the shares of common stock were made at prevailing market prices at the time of sale, or as otherwise agreed with the Agent. Pursuant to the Sale Agreement, the Agent received a commission from us of up to 3.0% of the gross proceeds of shares of common stock sold under the Sale Agreement. During the year ended December 31, 2024, we sold 9,231,114 shares of common stock under the Sale Agreement at a weighted-average price of $2.37 per share. Proceeds from the ATM Offerings during the year ended December 31, 2024 were $21.0 million, net of commissions and expenses of $0.8 million.

In August 2025, we entered into the 2025 Sale Agreement with the Agent, pursuant to which we may offer and sell shares of our common stock having an aggregate offering price of up to $200 million from time to time, in ATM Offerings through the Agent. Sales of the shares of common stock, if any, will be made at prevailing market prices at the time of sale, or as otherwise agreed with the Agent. The Agent will receive a commission from us of up to 3.0% of the gross proceeds of any shares of common stock sold under the 2025 Sale Agreement. As of December 31, 2025, we had $200.0 million of shares available for sale under the 2025 Sale Agreement.

In January 2026, we completed the sale and issuance of 25,875,000 shares of our common stock, including the exercise in full by the underwriters of their option to purchase 3,375,000 shares of our common stock, at a price to the public of $10.00 per share. Our aggregate net proceeds from the 2026 Offering were $242.7 million, net of underwriting discounts and commissions and offering costs of $16.1 million.

Future capital requirements

As of December 31, 2025, we had cash, cash equivalents, and marketable securities of $341.8 million. Based upon our current operating plans, we believe that our cash, cash equivalents, and marketable securities as of December 31, 2025, together with the net proceeds of $242.7 million received from the 2026 Offering, which closed in January 2026, less the $150.0 million payment made to Joyo in March 2026 in connection with the option exercise notice, will be sufficient to fund our operations into the second half of 2028. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. Additionally, the process of conducting preclinical studies and testing product candidates in clinical trials is costly, and the timing of progress and expenses in these studies and trials is uncertain.

Our future capital requirements are difficult to forecast and will depend on many factors, including but not limited to:

- the type, number, scope, progress, expansions, results, costs, and timing of discovery, preclinical studies, and clinical trials of our product candidates that we are pursuing or may choose to pursue in the future, including the costs of any third-party products used in our combination clinical trials that are not covered by such third party or other sources;
- the costs and timing of manufacturing for our product candidates with CMOs, including commercial manufacturing, if any product candidate is approved;
- the costs, timing and outcome of regulatory review of our product candidates;
- the costs of obtaining, maintaining, and enforcing our patents and other intellectual property rights;
- our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal controls over financial reporting;
- the costs associated with hiring additional personnel, consultants, and CROs as our preclinical and clinical activities increase;
- the timing and amount of the milestone or other payments we must make to the licensors and other third parties from whom we have in-licensed our product candidates or technologies;
- the costs and timing of establishing or securing sales and marketing capabilities if any product candidate is approved;
- our ability to achieve sufficient market acceptance, coverage, and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;
- patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors;
- the terms and timing of establishing and maintaining collaborations, licenses, and other similar arrangements;
- any delays and cost increases that result from geopolitical and economic events;
- evolving government regulation that impacts the way we operate, including the potential negative effects of changes in United States tariff and import/export regulations; and
- costs associated with any products or technologies that we may in-license or acquire.

We have no other committed sources of capital. Until we can generate a sufficient amount of product revenue to finance our cash requirements, if ever, we expect to finance our future cash needs primarily through equity offerings (including through the 2025 Sale Agreement), debt financings or other capital sources, including potential collaborations, licenses, and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, licensing, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our research and development programs or other operations, or grant rights to develop and market product candidates to third parties that we would otherwise prefer to develop and market ourselves.

Cash flows

The following table shows a summary of our cash flows for the periods presented (in thousands):

	Year Ended December 31,	
	2025	2024
Net cash (used in) provided by:		
Operating activities	$ (95,455)	$ (109,417)
Investing activities	100,425	(156,616)
Financing activities	1,096	240,697
Net increase (decrease) in cash, cash equivalents, and restricted cash	$ 6,066	$ (25,336)

Operating activities

Cash used in operating activities was $95.5 million during the year ended December 31, 2025, primarily resulting from a net loss of $124.5 million, accretion on marketable securities of $5.1 million, and changes in operating assets and liabilities of $3.3 million, partially reduced by stock-based compensation expense of $24.9 million, in-process research and development expenses of $9.5 million, which are reflected in investing activities, and depreciation and amortization expense of $3.1 million. Net cash used from changes in operating assets and liabilities consisted primarily of decreases in accrued expenses and other current and long-term liabilities of $3.8 million and operating lease assets and liabilities, net of $1.8 million, partially offset by a decrease in prepaid expenses and other current and long-term assets of $1.8 million and an increase in accounts payable of $0.5 million.

Cash used in operating activities was $109.4 million during the year ended December 31, 2024, primarily resulting from a net loss of $161.7 million and accretion on marketable securities of $9.6 million, partially reduced by stock-based compensation expense of $27.0 million, in-process research and development expenses of $22.5 million in connection with our license agreements with Joyo and Medshine, which are reflected in investing activities, an impairment charge of $4.7 million on operating lease assets, leasehold improvements and furniture, depreciation and amortization expense of $3.8 million, impairment charges of $2.2 million on investment in equity securities, and changes in operating assets and liabilities of $1.7 million. Net cash provided by changes in operating assets and liabilities consisted primarily of an increase in accrued expenses and other current and long-term liabilities of $6.4 million, partially offset by a decrease in accounts payable of $1.5 million, and increases in prepaid expenses and other current and long-term assets of $2.4 million and operating lease assets and liabilities, net of $0.7 million.

Investing activities

Net cash provided by investing activities was $100.4 million during the year ended December 31, 2025 as compared to net cash used in investing activities of $156.6 million during the year ended December 31, 2024. The increase in cash provided by investing activities of $257.0 million was primarily the result of a decrease in purchases of marketable securities of $252.3 million and a decrease in in-process research and development of $13.0 million, partially offset by a decrease in maturities of marketable securities of $8.3 million.

Financing activities

Net cash provided by financing activities was $1.1 million during the year ended December 31, 2025 as compared to $240.7 million during the year ended December 31, 2024. During the year ended December 31, 2025, we received $0.7 million from the issuance of common stock under our Employee Stock Purchase Plan (ESPP) and $0.4 million from the exercise of stock options. During the year ended December 31, 2024, we received $174.4 million in net proceeds for the issuance of common stock from the 2024 Offering, $43.6 million in net proceeds for the issuance of common stock from the 2024 Private Placement, $21.0 million in net proceeds for the issuance of common stock from the ATM Offerings, $0.8 million from the issuance of common stock under our ESPP, and $0.8 million from the exercise of stock options.

Cash requirements due to contractual obligations and other commitments

We lease office and laboratory space under lease agreements with varying expiration dates through 2032. As of December 31, 2025, total future aggregate operating lease commitments were $62.6 million, with approximately $9.0 million due in 2026, and the remaining due in periods from 2027 through 2032. See Note 11 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further information.

We enter into contracts in the normal course of business for contract research services, contract manufacturing services, professional services, and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts.

Additionally, there are additional potential development and sales milestone payments and royalty payments we may be required to make under license agreements we have entered into pursuant to which we have in-licensed certain intellectual property. For additional information regarding these agreements, see the section titled “Business—Our acquisition and license agreements” in this Annual Report on Form 10-K. The timing of when these additional payments will actually be made is uncertain as these payments are contingent upon the completion of future activities.

Critical accounting policies and estimates

This management discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis, we evaluate these estimates and judgments. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue and expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we believe that the following accounting policies are the most critical to understanding and evaluating our historical and future performance.

Accrued research and development expenses

We are required to make estimates of our accrued expenses resulting from our obligations under contracts with CROs, CMOs, vendors, and consultants, in connection with conducting research and development activities. The financial terms of these contracts vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. We reflect research and development expenses in our consolidated financial statements by matching those expenses with the period in which services and efforts are expended.

We account for these expenses by reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid expense accordingly. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Stock-based compensation

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. We estimate the fair value of stock option awards using the Black-Scholes option pricing model and recognize forfeitures as they occur.

The Black-Scholes option pricing model requires the use of subjective assumptions, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, and the expected dividend yield. Changes in these assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require judgment to develop. See Note 10 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the years ended December 31, 2025 and 2024.

Recently issued and adopted accounting pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for recently issued and adopted accounting pronouncements.

Emerging growth company and smaller reporting company status

As an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the JOBS Act), we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. We also intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley).

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the consummation of our IPO; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in nonconvertible debt securities during the prior three-year period.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest rate risk

We are exposed to market risk related to changes in interest rates of our investment portfolio of cash equivalents and marketable securities. As of December 31, 2025, our cash equivalents and marketable securities consisted of money market funds, commercial paper, US treasury securities, and US government agency securities. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of US interest rates. The fair value of our marketable securities is subject to change as a result of potential changes in market interest rates, including changes resulting from geopolitical and economic events. Due to the nature of our cash equivalents and marketable securities, we believe an immediate hypothetical 10% change in interest rates would not have had a material effect on our results of operations during the periods presented.

Foreign currency exchange risk

We are exposed to market risk related to changes in foreign currency exchange rates. We contract with vendors that are located outside the United States, and certain invoices are denominated in foreign currencies. We are subject to fluctuations in foreign currency rates in connection with these arrangements. To date, these fluctuations have not been significant and we have not had a formal hedging program with respect to foreign currency. We believe an immediate hypothetical 10% change in exchange rates would not have had a material effect on our results of operations during the periods presented.

Effects of inflation

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We believe inflation has not had a material effect on our results of operations during the periods presented.

Item 8. Financial Statements and Supplementary Data.

The financial statements required to be filed pursuant to this Item 8 are appended to this Annual Report on Form 10-K. An index of those financial statements is found in Index to the Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K, as incorporated into Item 15, Exhibits and Financial Statement Schedules, of this Annual Report on Form 10-K, by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic and current reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. In reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. In addition, the design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Our management, with the participation of our principal executive officer and our principal financial officer, evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report and Attestation Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for emerging growth companies.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

From time to time, our officers (as defined in Rule 16a–1(f) of the Exchange Act) and directors may enter into Rule 10b5-1 or non-Rule 10b5-1 trading arrangements (as each such term is defined in Item 408 of Regulation S-K). During the three months ended December 31, 2025, none of our officers or directors adopted, materially modified or terminated any such trading arrangements.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 will be included in our Definitive Proxy Statement to be filed with the SEC, with respect to our 2026 Annual Meeting of Stockholders within 120 days of the end of our fiscal year (Definitive Proxy Statement), under the headings “Election of Directors,” “Corporate Governance,” “Executive Officers,” and “Section 16(a) Beneficial Ownership Reporting Compliance,” and is incorporated herein by reference.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our officers, directors and employees, which is available on our website at https://investors.erasca.com/corporate-governance/documents-charters. The Code of Business Conduct and Ethics contains general guidelines for conducting the business of our company consistent with the highest standards of business ethics and is intended to qualify as a “code of ethics” within the meaning of Section 406 of Sarbanes-Oxley and Item 406 of Regulation S-K. In addition, we intend to promptly disclose (1) the nature of any amendment to our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Insider Trading Policy

We have adopted an insider trading policy and procedures governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees, and other covered persons that are designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq Stock Market LLC listing rules, as applicable. A copy of our Insider Trading Compliance Policy and Procedures is filed as Exhibit 19.1 to this annual report on Form 10-K. It is our policy to comply with US insider trading laws and regulations, including with respect to transactions in our own securities.

Item 11. Executive Compensation

The information required by this Item 11 will be included in our Definitive Proxy Statement under the heading “Executive Compensation and Other Information,” and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 will be included in our Definitive Proxy Statement under the heading “Security Ownership of Certain Beneficial Owners and Management,” and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 will be included in our Definitive Proxy Statement under the headings “Certain Relationships and Related Person Transactions,” “Board Independence” and “Committees of the Board of Directors,” and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this Item 14 will be included in our Definitive Proxy Statement under the heading “Independent Registered Public Accountants’ Fees,” and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(1) For a list of the financial statements included herein, see Index to the Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K, incorporated into this Item by reference.

(2) Financial statement schedules have been omitted because they are either not required or not applicable or the information is included in the consolidated financial statements or the notes thereto.

(3) The exhibits filed as part of this Annual Report on Form 10-K are set forth on the Exhibit Index immediately preceding the signature page of this Annual Report on Form 10-K. The Exhibit Index is incorporated herein by reference.

Item 16. Form 10-K Summary.

None.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Erasca, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Erasca, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2020.

San Diego, California
March 12, 2026

Erasca, Inc.
Consolidated Balance Sheets
(In thousands, except share and par value amounts)

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 73,805	$ 67,739
Short-term marketable securities	202,270	230,570
Prepaid expenses and other current assets	10,164	10,484
Total current assets	286,239	308,793
Long-term marketable securities	65,721	142,164
Property and equipment, net	13,303	16,321
Operating lease assets	29,030	32,218
Restricted cash	408	408
Other assets	1,453	2,622
Total assets	$ 396,154	$ 502,526
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 981	$ 468
Accrued expenses and other current liabilities	22,464	26,308
Operating lease liabilities	5,066	4,619
Total current liabilities	28,511	31,395
Operating lease liabilities, net of current portion	42,073	47,270
Other liabilities	399	362
Total liabilities	70,983	79,027
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 80,000,000 shares authorized at December 31, 2025 and 2024; no shares issued and outstanding at December 31, 2025 and 2024	—	—
Common stock, $0.0001 par value; 800,000,000 shares authorized at December 31, 2025 and 2024; 284,159,076 and 283,218,344 shares issued and outstanding at December 31, 2025 and 2024, respectively	28	28
Additional paid-in capital	1,216,724	1,190,729
Accumulated other comprehensive income	628	405
Accumulated deficit	(892,209)	(767,663)
Total stockholders' equity	325,171	423,499
Total liabilities and stockholders' equity	$ 396,154	$ 502,526

The accompanying notes are an integral part of these consolidated financial statements.

Erasca, Inc.
Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share amounts)

	Year Ended December 31,	
	2025	**2024**
Operating expenses:		
Research and development	$ 92,854	$ 115,359
In-process research and development	9,500	22,500
General and administrative	38,551	41,728
Total operating expenses	140,905	179,587
Loss from operations	(140,905)	(179,587)
Other income (expense)		
Interest income	16,607	20,093
Other expense, net	(248)	(2,156)
Total other income (expense), net	16,359	17,937
Net loss	$ (124,546)	$ (161,650)
Net loss per share, basic and diluted	$ (0.44)	$ (0.69)
Weighted-average shares of common stock used in computing net loss per share, basic and diluted	283,533,696	233,817,916
Other comprehensive income (loss):		
Unrealized gain on marketable securities, net	223	328
Comprehensive loss	$ (124,323)	$ (161,322)

The accompanying notes are an integral part of these consolidated financial statements.

Erasca, Inc.
Consolidated Statements of Stockholders’ Equity
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2023	151,462,103	$ 15	$ 922,607	$ 77	$ (606,013)	$ 316,686
Issuance of common stock in private placement, net of $1,396 in fees and expenses	21,844,660	2	43,602	—	—	43,604
Issuance of common stock in underwritten offering, net of $9,574 in discounts and offering costs	99,459,458	10	174,416	—	—	174,426
Issuance of common stock in ATM offering, net of $847 in commissions and expenses	9,231,114	1	21,030	—	—	21,031
Exercise of stock options	710,280	—	836	—	—	836
Issuance of common stock under the Employee Stock Purchase Plan	510,729	—	800	—	—	800
Vesting of early exercised stock options	—	—	465	—	—	465
Stock-based compensation expense	—	—	26,973	—	—	26,973
Net loss	—	—	—	—	(161,650)	(161,650)
Unrealized gain on marketable securities, net	—	—	—	328	—	328
Balance at December 31, 2024	283,218,344	$ 28	$ 1,190,729	$ 405	$ (767,663)	$ 423,499
Exercise of stock options	351,329	—	372	—	—	372
Issuance of common stock under the Employee Stock Purchase Plan	589,403	—	724	—	—	724
Stock-based compensation expense	—	—	24,899	—	—	24,899
Net loss	—	—	—	—	(124,546)	(124,546)
Unrealized gain on marketable securities, net	—	—	—	223	—	223
Balance at December 31, 2025	284,159,076	$ 28	$ 1,216,724	$ 628	$ (892,209)	$ 325,171

The accompanying notes are an integral part of these consolidated financial statements.

Erasca, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,	
	2025	2024
Cash flows from operating activities:		
Net loss	$ (124,546)	$ (161,650)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	3,107	3,805
Stock-based compensation expense	24,899	26,973
In-process research and development expenses	9,500	22,500
Accretion on marketable securities, net	(5,087)	(9,590)
Impairment charge on operating lease assets and property and equipment	—	4,653
Impairment charge on investment in equity securities	—	2,157
Changes in operating assets and liabilities:		
Prepaid expenses and other current and long-term assets	1,789	(2,397)
Accounts payable	513	(1,532)
Accrued expenses and other current and long-term liabilities	(3,768)	6,396
Operating lease assets and liabilities, net	(1,862)	(732)
Net cash used in operating activities	(95,455)	(109,417)
Cash flows from investing activities:		
Purchases of marketable securities	(150,974)	(403,224)
Maturities of marketable securities	261,027	269,325
In-process research and development	(9,500)	(22,500)
Payment made for investment in equity securities	—	(157)
Purchases of property and equipment	(128)	(60)
Net cash provided by (used in) investing activities	100,425	(156,616)
Cash flows from financing activities:		
Proceeds from issuance of common stock in private placement, net of fees and expenses	—	43,604
Proceeds from issuance of common stock in underwritten offering, net of discounts and offering costs	—	174,426
Proceeds from issuance of common stock in ATM offering, net of commissions and expenses	—	21,031
Proceeds from the exercise of stock options	372	836
Proceeds from issuance of common stock under the Employee Stock Purchase Plan	724	800
Net cash provided by financing activities	1,096	240,697
Net increase (decrease) in cash, cash equivalents, and restricted cash	6,066	(25,336)
Cash, cash equivalents, and restricted cash at beginning of the period	68,147	93,483
Cash, cash equivalents, and restricted cash at end of the period	$ 74,213	$ 68,147
Supplemental disclosure of noncash investing and financing activities:		
Vesting of early exercised options	$ —	$ 465

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Organization and basis of presentation

Organization and nature of operations

Erasca, Inc. (Erasca or the Company) is a clinical-stage precision oncology company singularly focused on discovering, developing, and commercializing therapies for patients with RAS/MAPK pathway-driven cancers. The Company has assembled a RAS/MAPK pathway-focused pipeline comprising modality-agnostic programs aligned with its three therapeutic strategies of: (1) targeting key upstream and downstream signaling nodes in the RAS/MAPK pathway; (2) targeting RAS directly; and (3) targeting escape routes that emerge in response to treatment. The Company was incorporated under the laws of the State of Delaware on July 2, 2018, as Erasca, Inc., and is headquartered in San Diego, California. In September 2020, the Company established a wholly-owned Australian subsidiary, Erasca Australia Pty Ltd (Erasca Australia), in order to conduct clinical activities in Australia for its development candidates. In November 2020, the Company entered into an agreement and plan of merger with Asana BioSciences, LLC (Asana) and ASN Product Development, Inc. (ASN) (the Asana Merger Agreement), pursuant to which ASN became the Company's wholly-owned subsidiary. In March 2021, the Company established a wholly-owned subsidiary, Erasca Ventures, LLC (Erasca Ventures), to make equity investments in early-stage biotechnology companies that are aligned with the Company’s mission and strategy.

Since inception, the Company has devoted substantially all of its efforts and resources to organizing and staffing the Company, business planning, raising capital, identifying, acquiring, and in-licensing the Company’s product candidates, establishing its intellectual property portfolio, conducting research, preclinical studies, and clinical trials, establishing arrangements with third parties for the manufacture of its product candidates and related raw materials, and providing general and administrative support for these operations. As of December 31, 2025, the Company had $341.8 million in cash, cash equivalents, and marketable securities. As of December 31, 2025, the Company had an accumulated deficit of $892.2 million. The Company has incurred significant operating losses and negative cash flows from operations. From its inception through December 31, 2025, the Company’s financial support has primarily been provided from the sale of its convertible preferred stock and the sale of its common stock in its initial public offering (IPO), underwritten offerings, a private placement of common stock, and "at the market" offerings.

The Company expects to use its cash, cash equivalents, and marketable securities to fund research and development, working capital, and other general corporate purposes. The Company does not expect to generate any revenues from product sales unless and until the Company successfully completes development and obtains regulatory approval for any of its product candidates, which will not be for at least the next several years, if ever. Accordingly, until such time as the Company can generate significant revenue from sales of its product candidates, if ever, the Company expects to finance its cash needs through equity offerings, debt financings, or other capital sources, including potential collaborations, licenses or other similar arrangements. However, the Company may not be able to secure additional financing or enter into such other arrangements in a timely manner or on favorable terms, if at all. The Company’s failure to raise capital or enter into such other arrangements when needed would have a negative impact on the Company’s financial condition and could force the Company to delay, limit, reduce or terminate its research and development programs or other operations, or grant rights to develop and market product candidates that the Company would otherwise prefer to develop and market itself. The Company believes its cash, cash equivalents, and marketable securities as of December 31, 2025, together with the net proceeds of $242.7 million received from the Company's underwritten offering, which closed in January 2026, will be sufficient for the Company to fund operations for at least one year from the issuance date of these consolidated financial statements.

2026 underwritten offering

In January 2026, the Company completed the sale and issuance of 25,875,000 shares of its common stock, including the exercise in full by the underwriters of their option to purchase 3,375,000 shares of its common stock, at a price to the public of $10.00 per share (the 2026 Offering). The aggregate net proceeds from the 2026 Offering were $242.7 million, net of underwriting discounts and commissions and offering costs of $16.1 million.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (US GAAP). Any reference in these notes to applicable guidance is meant to refer to US GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) promulgated by the Financial Accounting Standards Board (FASB).

Principles of consolidation and foreign currency transactions

The Company's consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Erasca Australia, ASN, and Erasca Ventures. Erasca Australia was registered under the laws of Australia on September 1, 2020, ASN was incorporated under the laws of the State of Delaware on November 23, 2020, and Erasca Ventures was formed under the laws of the State of Delaware on March 30, 2021. All intercompany balances and transactions have been eliminated. The functional currency of the Company and its wholly-owned subsidiaries is the US dollar. Assets and liabilities that are not denominated in the functional currency are remeasured into US dollars at foreign currency exchange rates in effect at the balance sheet date except for nonmonetary assets, which are remeasured at historical foreign currency exchange rates in effect at the date of transaction. Net realized and unrealized gains and losses from foreign currency transactions and remeasurement are reported in other income (expense), in the consolidated statements of operations and comprehensive loss and were not material for all periods presented.

Note 2. Summary of significant accounting policies

Use of estimates

The preparation of the Company's consolidated financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that impact the reported amounts of assets, liabilities, expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Accounting estimates and management judgments reflected in the consolidated financial statements include, but are not limited to, the accrual of research and development expenses, stock-based compensation expense, the fair value of long-lived assets, the fair value of equity investments, and the incremental borrowing rate for determining the operating lease asset and liability. Management evaluates its estimates on an ongoing basis. Although estimates are based on the Company's historical experience, knowledge of current events, and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Concentration of credit risk and off-balance sheet risk

Financial instruments which potentially subject the Company to significant concentration of credit risk consist of cash and cash equivalents and marketable securities. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts, and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. The Company's investment policy includes guidelines for the quality of the related institutions and financial instruments and defines allowable investments that the Company may invest in, which the Company believes minimizes the exposure to concentration of credit risk.

Cash, cash equivalents, and restricted cash

Cash and cash equivalents include cash in readily available checking and savings accounts, money market funds and commercial paper. The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents.

The Company had deposited cash of $408,000 as of December 31, 2025 and 2024 to secure a letter of credit in connection with the lease of the Company's facilities (see Note 11). The Company has classified the restricted cash as a noncurrent asset on its consolidated balance sheets.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows (in thousands):

	December 31,	
	2025	2024
Cash and cash equivalents	$ 73,805	$ 67,739
Restricted cash	408	408
Total cash, cash equivalents, and restricted cash	$ 74,213	$ 68,147

Marketable securities and investments

The Company classifies all marketable securities as available-for-sale, as the sale of such securities may be required prior to maturity. Management determines the appropriate classification of its marketable securities at the time of purchase. Marketable securities with original maturities beyond three months at the date of purchase and which mature at, or less than 12 months from, the balance sheet date are classified as short-term marketable securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as accumulated other comprehensive income (loss) until realized. The amortized cost of available-for-sale debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. The Company regularly reviews all of its marketable securities for declines in fair value. The review includes the consideration of the cause of the impairment, including the creditworthiness of the security issuers, the number of securities in an unrealized loss position, the severity of the unrealized loss(es), whether the Company has the intent to sell the securities and whether it is more likely than not that the Company will be required to sell the securities before the recovery of their amortized cost basis. If the decline in fair value is due to credit-related factors, a loss is recognized in net income; whereas, if the decline in fair value is not due to credit-related factors, the loss is recorded in other comprehensive income (loss). Realized gains and losses on available-for-sale securities are included in other income (expense). The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Accrued interest related to the Company's available-for-sale securities is presented within prepaid expenses and other current assets on the Company's consolidated balance sheets. For purposes of identifying and measuring credit-related impairments, the Company’s policy is to exclude applicable accrued interest from both the fair value and the amortized cost basis of available-for-sale securities and to not measure an allowance for credit loss for accrued interest. The Company has elected to write-off any uncollectible accrued interest as a reversal of interest income in a timely manner, which the Company considers to be in the period in which it determines the accrued interest will not be collected by the Company. To date, the Company has not written off any accrued interest associated with its available-for-sale securities.

Through its wholly-owned subsidiary, Erasca Ventures, the Company has also invested in equity securities of companies whose securities are not publicly traded and whose fair value is not readily available (see Notes 3 and 16). These investments are recorded using cost minus impairment, plus or minus changes in their estimated fair values resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Investments in equity securities without readily determinable fair values are assessed for potential impairment on a quarterly basis based on qualitative factors. These investments are included in other assets in the Company's consolidated balance sheets.

Fair value measurements

Certain assets and liabilities are carried at fair value under US GAAP. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2—Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term.

Impairment of long-lived assets

The Company continually evaluates long-lived assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. There were no impairment losses recognized during the year ended December 31, 2025. The Company recognized a $4.7 million impairment loss during the year ended December 31, 2024 related to its leased office space in San Diego, California (see Note 11).

Leases

The Company leases real estate facilities under non-cancellable and cancellable operating leases with various expiration dates through fiscal year 2032. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present, the existence of an identified asset(s), if any, and the Company’s control over the use of the identified asset(s), if applicable.

Operating leases are included in operating lease assets and in operating lease liabilities in the accompanying consolidated balance sheets. Operating lease assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term discounted based on the more readily determinable of (i) the rate implicit in the lease or (ii) the Company’s incremental borrowing rate (which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease). Because the Company’s operating leases generally do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at lease commencement date for borrowings with a similar term.

The Company’s operating lease assets are measured based on the corresponding operating lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs incurred and (iii) tenant incentives under the lease. The Company does not assume renewals or early terminations unless it is reasonably certain to exercise these options at commencement. The Company elected the practical expedient which allows the Company to not allocate consideration between lease and non-lease components. Variable lease payments are recognized in the period in which the obligations for those payments are incurred. In addition, the Company elected the practical expedient such that it does not recognize lease assets or lease liabilities for leases with a term of 12 months or less for all asset classes. Operating lease expense is recognized on a straight-line basis over the lease term. Certain of the Company's real estate leases include tenant improvement allowances, which are recognized as lease incentives and amortized on a straight-line basis over the lease term as an offset to rent expense.

Research and development expense

Research and development expenses consist of external and internal costs associated with the Company’s research and development activities, including its discovery and research efforts and the preclinical and clinical development of its product candidates. Research and development costs are expensed as incurred. The Company’s research and development expenses include external costs, consisting of expenses incurred under arrangements with third parties, such as contract research organizations (CROs), contract manufacturing organizations (CMOs), consultants, and its scientific advisors; and internal costs, consisting of employee-related expenses, including salaries, benefits, and stock-based compensation for those individuals involved in research and development efforts, the costs of laboratory supplies and acquiring, developing, and manufacturing preclinical study materials, and facilities and depreciation, which include direct and allocated expenses for rent of facilities and depreciation.

The Company records accruals for estimated research and development costs, comprising payments for work performed by third party contractors, laboratories, and others. Some of these contractors bill monthly based on actual services performed, while others bill periodically based upon achieving certain contractual milestones. For the latter, the Company accrues the expenses as goods or services are used or rendered. Non-refundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed.

In-process research and development expense

The Company has acquired rights as part of asset acquisitions or in-licenses to develop and commercialize product candidates. Upfront payments that relate to the acquisition of a new product candidate, as well as pre-commercial milestone payments, are immediately expensed as in-process research and development (IPR&D) in the period in which they are incurred, provided that the new product candidate did not also include processes or activities that would constitute a “business” as defined under US GAAP, the product candidate has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use. The Company accounts for contingent consideration payable upon achievement of certain regulatory, development, or sales milestones in such asset acquisitions when the underlying contingency is probable and estimable. Milestone payments made to third parties subsequent to regulatory approval will be capitalized as intangible assets and amortized over the estimated remaining useful life of the related product.

Patent costs

The Company expenses all costs as incurred in connection with patent applications (including direct application fees and the legal and consulting expenses related to making such applications) and such costs are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Stock-based compensation

The Company measures employee and nonemployee stock-based awards based on the fair value on the date of grant and records compensation expense on a straight-line basis over the requisite service period of the award. All stock-based compensation costs are recorded in the consolidated statements of operations and comprehensive loss based upon the underlying employees' or nonemployees' roles within the Company. Forfeitures are accounted for as they occur.

The fair value of stock option grants and shares purchasable under the Company's 2021 Employee Stock Purchase Plan (ESPP) is estimated on the date of grant using the Black-Scholes options-pricing model, which requires inputs based on certain subjective assumptions, including the:

- Risk-free interest rate. The risk-free interest rate is based on the US Treasury zero-coupon issues in effect at the time of grant for periods corresponding with the expected term of the stock-based awards.

- Expected volatility. Given that the Company does not have sufficient trading history for its common stock, the expected volatility is estimated based on the average volatility of the Company and comparable publicly traded companies within its peer group over a period approximately equal to the expected term of the stock-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

- Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. The expected term of stock options issued is generally determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) as the Company has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term.

- Expected dividend yield. The Company has never paid dividends on its common stock and does not anticipate paying any dividends in the foreseeable future. Therefore, the Company used an expected dividend yield of zero.

Income taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of the assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance against deferred tax assets is recorded if, based on the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. As of December 31, 2025, the Company's tax years since inception are subject to examination by taxing authorities due to the Company's unutilized net operating losses and tax credits.

Comprehensive income (loss)

The Company reports all components of comprehensive income (loss), including net loss, in the consolidated financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources, including unrealized gains and losses on marketable securities. Other comprehensive income (loss) includes unrealized gains and losses on marketable securities, which was the only difference between net loss and comprehensive loss for the applicable periods.

Net loss per share

The Company's net loss is equivalent to net loss attributable to common stockholders for all periods presented. Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, options to purchase common stock and shares purchasable under the ESPP are considered to be potentially dilutive securities. As the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Segments

Operating segments are defined as components of an entity in which it engages in business activities, and where separate discrete information is available for evaluation by the chief operating decision maker (CODM) in deciding how to allocate resources in assessing performance. The Company operates and manages its business as a single operating and reportable segment focused on the discovery and development of precision medicines for the benefit of patients with cancer. The Company's CODM is its chief executive officer and the CODM reviews financial information on a consolidated basis for purposes of allocating resources and evaluating financial performance. All of the Company's assets are located in the United States. See Note 17 for additional information.

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which is intended to provide enhancements to annual income tax disclosures. In particular, the standard requires more detailed information in the income tax rate reconciliation, as well as the disclosure of income taxes paid disaggregated by jurisdiction, among other enhancements. The standard is effective for the Company in its annual period beginning after December 15, 2025, with early adoption permitted. The standard allows for adoption on a prospective basis, with a retrospective option. The Company adopted ASU 2023-09 for the annual period ended December 31, 2025 on a retrospective basis, and the adoption did not have a material impact on its consolidated financial statements and related disclosures. See Note 13 for additional information.

Recently issued accounting pronouncements not yet adopted

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that the Company adopts as of the specified effective date. The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act) and has elected not to “opt out” of the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company can adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and can do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which is intended to improve the disclosures of expenses by providing more detailed information about the types of expenses in commonly presented expense captions. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The standard can be applied either prospectively or retrospectively. The Company is currently evaluating the impact of the standard on the presentation of its consolidated financial statements and related disclosures.

Note 3. Fair value measurements

The following tables summarize the Company’s financial assets measured at fair value on a recurring basis and their respective input levels based on the fair value hierarchy (in thousands):

		Fair value measurements as of December 31, 2025 using		
	December 31, 2025	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Assets:				
Money market funds[1]	$ 62,229	$ 62,229	$ —	$ —
Commercial paper[1]	4,986	—	4,986	—
US treasury securities[2]	99,914	99,914	—	—
US government agency securities[2]	74,563	—	74,563	—
Commercial paper[2]	27,793	—	27,793	—
US treasury securities[3]	47,780	47,780	—	—
US government agency securities[3]	17,941	—	17,941	—
Total fair value of assets	$ 335,206	$ 209,923	$ 125,283	$ —

(1) Included as cash and cash equivalents on the consolidated balance sheets.
(2) Included as short-term marketable securities on the consolidated balance sheets.
(3) Included as long-term marketable securities on the consolidated balance sheets.

	December 31, 2024	Fair value measurements as of December 31, 2024 using Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Assets:				
Money market funds[1]	$ 63,101	$ 63,101	$ —	$ —
US treasury securities[2]	42,849	42,849	—	—
US government agency securities[2]	22,420	—	22,420	—
Corporate debt securities[2]	30,701	—	30,701	—
Commercial paper[2]	129,561	—	129,561	—
Yankee debt securities[2]	5,039	—	5,039	—
US treasury securities[3]	71,784	71,784	—	—
US government agency securities[3]	70,380	—	70,380	—
Total fair value of assets	$ 435,835	$ 177,734	$ 258,101	$ —

(1) Included as cash and cash equivalents on the consolidated balance sheets.
(2) Included as short-term marketable securities on the consolidated balance sheets.
(3) Included as long-term marketable securities on the consolidated balance sheets.

The carrying amounts of the Company’s financial instruments, including cash, prepaid expenses and other current assets, accounts payable, and accrued expenses and other current liabilities, approximate fair value due to their short maturities. As of December 31, 2025 and 2024, the Company's equity investment in Affini-T Therapeutics, Inc. (Affini-T) was fair valued at $0, which represents cost, less impairment. No adjustment was made to the value of the Company’s equity investment in Affini-T during the year ended December 31, 2025. Impairment adjustments of $2.2 million were recorded to date and during the year ended December 31, 2024 to other expense, net in the consolidated statements of operations and comprehensive loss related to the value of the Company's equity investment in Affini-T. As of December 31, 2024, the Company had reassessed the fair value of its equity investment in Affini-T using a market approach which represented a Level 3 nonrecurring fair value measurement. Calculating the fair value of the equity investment involved unobservable inputs, including the terms and preferences of Affini-T's financings, cash flow projections, and significant estimates and assumptions. Changes in the estimates and assumptions used could materially affect the amount of impairment losses recognized in the periods the equity investment is considered impaired. No transfers between levels have occurred during the periods presented.

Cash equivalents consist of money market funds and commercial paper, short-term marketable securities consist of US treasury securities, US government agency securities, corporate debt securities, commercial paper, and Yankee debt securities, and long-term marketable securities consist of US treasury securities and US government agency securities. The Company obtains pricing information from its investment manager and generally determines the fair value of marketable securities using standard observable inputs, including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, and bid and/or offers.

Note 4. Marketable securities

The following tables summarize the Company’s marketable securities accounted for as available-for-sale securities (in thousands, except years):

	December 31, 2025				
	Maturity (in years)	Amortized cost	Unrealized gains	Unrealized losses	Estimated fair value
US treasury securities	1 or less	$ 99,640	$ 274	$ —	$ 99,914
US government agency securities	1 or less	74,345	218	—	74,563
Commercial paper	1 or less	27,769	24	—	27,793
US treasury securities	1-2	47,725	55	—	47,780
US government agency securities	1-2	17,884	57	—	17,941
Total		$ 267,363	$ 628	$ —	$ 267,991

	December 31, 2024				
	Maturity (in years)	Amortized cost	Unrealized gains	Unrealized losses	Estimated fair value
US treasury securities	1 or less	$ 42,694	$ 155	$ —	$ 42,849
US government agency securities	1 or less	22,350	70	—	22,420
Corporate debt securities	1 or less	30,641	60	—	30,701
Commercial paper	1 or less	129,500	107	(46)	129,561
Yankee debt securities	1 or less	5,045	—	(6)	5,039
US treasury securities	1-2	71,778	96	(90)	71,784
US government agency securities	1-2	70,321	188	(129)	70,380
Total		$ 372,329	$ 676	$ (271)	$ 372,734

As of December 31, 2025, there were no available-for-sale securities that were in an unrealized loss position.

The following table presents fair values and gross unrealized losses for those available-for-sale securities that were in an unrealized loss position as of December 31, 2024, aggregated by category and the length of time that the securities have been in a continuous loss position (in thousands):

	December 31, 2024					
	Unrealized losses less than 12 months		Unrealized losses 12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Commercial paper	$ 41,041	$ (46)	$ —	$ —	$ 41,041	$ (46)
Yankee debt securities	5,039	(6)	—	—	5,039	(6)
US treasury securities	54,836	(90)	—	—	54,836	(90)
US government agency securities	34,101	(129)	—	—	34,101	(129)
Total	$ 135,017	$ (271)	$ —	$ —	$ 135,017	$ (271)

As of December 31, 2024, there were 22 available-for-sale securities with an estimated fair value of $135.0 million in gross unrealized loss positions, none of which were in an unrealized loss position for more than 12 months.

As of December 31, 2025 and 2024, unrealized losses on available-for-sale securities are not attributed to credit risk. The Company believes that an allowance for credit losses is unnecessary because the unrealized losses on certain of the Company’s available-for-sale securities are due to market factors and changes in interest rates. Additionally, the Company does not intend to sell the securities nor is it more likely than not that the Company will be required to sell the securities before recovery of their amortized cost basis.

Accrued interest on the Company’s available-for-sale securities was $2.5 million and $2.3 million as of December 31, 2025 and 2024, respectively, and is included in prepaid expenses and other current assets on the consolidated balance sheets.

Note 5. Property and equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Laboratory equipment	$ 4,429	$ 4,741
Furniture and fixtures	3,712	3,712
Leasehold improvements	16,313	16,313
Computer equipment and software	1,510	1,564
Property and equipment	25,964	26,330
Less accumulated depreciation and amortization	(12,661)	(10,009)
Property and equipment, net	$ 13,303	$ 16,321

Depreciation and amortization expense related to property and equipment was $3.1 million and $3.8 million for the years ended December 31, 2025 and 2024, respectively.

Note 6. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Accrued research and development expenses	$ 10,045	$ 14,872
Accrued compensation	12,073	10,651
Accrued professional services	232	451
Other accruals and current liabilities	114	334
Total	$ 22,464	$ 26,308

Note 7. Asset acquisitions

The following purchased assets were accounted for as asset acquisitions as substantially all of the fair value of the assets acquired were concentrated in a group of similar assets, and the acquired assets did not have outputs or employees. Because the assets had not yet received regulatory approval, the fair value attributable to these assets was recorded as in-process research and development expenses in the Company’s consolidated statements of operations and comprehensive loss.

Asana BioSciences, LLC

In November 2020, the Company entered into the Asana Merger Agreement, pursuant to which ASN became its wholly-owned subsidiary. Asana and ASN had previously entered into a license agreement, which was amended and restated prior to the closing of the merger transaction (the Asana License Agreement), pursuant to which ASN acquired an exclusive, worldwide license to certain intellectual property rights relating to inhibitors of ERK1 and ERK2 owned or controlled by Asana to develop and commercialize ERAS-007 and certain other related compounds for all applications.

In May 2024, the Company announced a strategic reprioritization that included deprioritizing the final trial in the HERKULES series of clinical trials that was evaluating ERAS-007. In September 2025, the Company sent a notice to Asana to terminate the Asana License Agreement, with an effective termination date of November 8, 2025. In connection with such termination, the Company and Asana have agreed that the Company shall continue to ensure that the patients currently enrolled in the HERKULES series of trials will be permitted to continue to participate in such trials for the foreseeable future. No IPR&D expense was recorded during the years ended December 31, 2025 and 2024. As of December 31, 2025 and 2024, no milestones had been accrued as the underlying contingencies were not probable or estimable.

Note 8. License agreements

Guangzhou Joyo Pharmatech Co., Ltd

In May 2024, the Company entered into an exclusive license agreement (the Joyo License Agreement) with Guangzhou Joyo Pharmatech Co., Ltd. (Joyo) under which the Company was granted an exclusive, worldwide (except mainland China, Hong Kong, and Macau), royalty-bearing license to certain patent and other intellectual property rights owned or controlled by Joyo to develop, manufacture, and commercialize certain pan-RAS inhibitors in all fields of use. Pursuant to the Joyo License Agreement, the Company had an option to expand the territory of the license to include mainland China, Hong Kong, and Macau by making a $50.0 million payment to Joyo on or prior to the first dosing of the first patient in a Phase 2 clinical trial by either the Company or Joyo, or a payment of $150.0 million after the first dosing of the first patient in a Phase 2 clinical trial by either the Company or Joyo and before filing a new drug application (or the foreign equivalent) by either the Company or Joyo. In March 2026, the Company sent Joyo notice that the Company was exercising its option to expand its territory under the Joyo License Agreement to include mainland China, Hong Kong, and Macau, and based upon feedback from Joyo that it had dosed the first patient in the Phase 2 clinical trial, the Company made the corresponding $150.0 million payment (less applicable withholding amounts). The Company has the right to sublicense (through multiple tiers) its rights under the Joyo License Agreement, subject to certain limitations and conditions, and is required to use commercially reasonable efforts to commercialize licensed products in the United States.

Under the Joyo License Agreement, in 2024, the Company made an upfront cash payment to Joyo of $12.5 million. The Company is obligated to make development and regulatory milestone payments of up to $51.5 million (with such amount increasing to $57.5 million following the Company’s exercise of the option to expand the Company’s territory to include mainland China, Hong Kong, and Macau) and commercial milestone payments of up to $125.0 million upon the achievement of the corresponding milestones. The Company is also obligated to pay tiered royalties on net sales of all licensed products, in the low- to mid-single digit percentages, subject to certain reductions. The Company recorded IPR&D expense of $7.5 million related to the achievement of milestones during the year ended December 31, 2025 and $12.5 million in connection with the upfront cash payment made during the year ended December 31, 2024 under the Joyo License Agreement.

Medshine Discovery Inc.

In May 2024, the Company entered into an exclusive license agreement (the Medshine License Agreement) with Medshine Discovery Inc. (Medshine) under which the Company was granted an exclusive, worldwide, royalty-bearing license to certain patent and other intellectual property rights owned or controlled by Medshine to develop, manufacture, and commercialize certain pan-KRAS inhibitors in all fields of use. The Company has the right to sublicense (through multiple tiers) its rights under the Medshine License Agreement, subject to certain limitations and conditions, and is required to use commercially reasonable efforts to commercialize licensed products in certain geographical markets.

Under the Medshine License Agreement, in 2024, the Company made an upfront cash payment to Medshine of $10.0 million. The Company is obligated to make development and regulatory milestone payments of up to $30.0 million and commercial milestone payments of up to $130.0 million upon the achievement of the corresponding milestones. The Company is also obligated to pay a low-single digit percentage royalty on net sales of all licensed products, subject to certain reductions. The Company recorded IPR&D expense of $2.0 million related to the achievement of milestones during the year ended December 31, 2025 and $10.0 million in connection with the upfront cash payment made during the year ended December 31, 2024 under the Medshine License Agreement.

Novartis Pharma AG

In December 2022, the Company entered into an exclusive license agreement (as amended, the Novartis Agreement) with Novartis Pharma AG (Novartis) under which the Company was granted an exclusive, worldwide, royalty-bearing license to certain patent and other intellectual property rights owned or controlled by Novartis to develop, manufacture, use, and commercialize naporafenib in all fields of use.

In May 2025, in connection with the Company's expectation that ERAS-0015 and ERAS-4001 would both become clinical stage programs, the Company conducted a strategic pipeline review. Following this review, in order to prioritize organizational focus and resources to advance its differentiated RAS-targeting franchise, the Company decided to evaluate strategic alternatives for its naporafenib program. After evaluating the clinical progress of the Company's RAS franchise, the Company made a strategic decision to stop development of naporafenib. In March 2026, the Company sent a notice to Novartis to terminate the Novartis Agreement. The effective date of the termination of the Novartis Agreement is June 3, 2026. In connection with such termination, the Company and Novartis have agreed that the Company shall continue to ensure that the patients currently enrolled in the SEACRAFT-1 and SEACRAFT-2 trials will be permitted to continue to participate in such trials for the foreseeable future. During the years ended December 31, 2025 and 2024, no IPR&D expense was recorded in connection with the Novartis Agreement.

NiKang Therapeutics, Inc.

In February 2020, the Company entered into a license agreement (the NiKang License Agreement) with NiKang Therapeutics, Inc. (NiKang) under which the Company was granted an exclusive, worldwide license to certain intellectual property rights owned or controlled by NiKang related to certain SHP2 inhibitors to develop and commercialize ERAS-601 and certain other related compounds for all applications.

In November 2023, the Company announced a strategic reprioritization that included deprioritizing the FLAGSHP-1 clinical trial that was evaluating ERAS-601. In September 2025, the Company sent a notice to NiKang to terminate the NiKang License Agreement, with an effective termination date of October 9, 2025. In connection with such termination, the Company and NiKang entered into a termination agreement pursuant to which the Company and NiKang have agreed that the Company shall continue to ensure that the patients currently enrolled in the FLAGSHP-1 trial and an investigator-initiated trial of ERAS-601 will be permitted to continue to participate in such trials for the foreseeable future. During the years ended December 31, 2025 and 2024, no IPR&D expense was recorded in connection with the NiKang License Agreement.

Katmai Pharmaceuticals, Inc.

In March 2020, the Company entered into a license agreement (the Katmai License Agreement) with Katmai Pharmaceuticals, Inc. (Katmai) under which the Company was granted an exclusive, worldwide, royalty-bearing license to certain patent rights and know-how controlled by Katmai related to the development of small molecule therapeutic and diagnostic products that modulate EGFR and enable the identification, diagnosis, selection, treatment, and/or monitoring of patients for neuro-oncological applications to develop, manufacture, use, and commercialize ERAS-801 and certain other related compounds in all fields of use.

In May 2024, the Company announced a strategic reprioritization which included deprioritizing its THUNDERBBOLT-1 clinical trial evaluating ERAS-801 in patients with recurrent glioblastoma. In April 2025, the Company entered into a termination agreement (the Katmai Termination Agreement) with Katmai. The Katmai Termination Agreement terminated the Katmai License Agreement as of April 1, 2025. Under the Katmai Termination Agreement, the Company has assigned to Katmai certain know-how, intellectual property rights, third-party vendor agreements, regulatory filings, the sponsorship of the THUNDERBBOLT-1 clinical trial, and materials that the Company developed in connection with the development of ERAS-801 under the Katmai License Agreement, and Katmai is obligated to make payments to the Company upon the occurrence of specific events related to Katmai's future development and commercialization of ERAS-801. In addition, the Company provided certain transition services to Katmai for a 90-day period, for which Katmai reimbursed the Company for its internal costs related to such services. During the years ended December 31, 2025 and 2024, no IPR&D expense was recorded in connection with the Katmai License Agreement.

As of December 31, 2025 and 2024, no milestones had been accrued for any license agreement as the underlying contingencies were not probable or estimable.

Note 9. Stockholders’ equity

Common stock

Holders of the Company's common stock are entitled to one vote for each share held on the applicable record date with respect to all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Common stockholders are entitled to receive dividends, as may be declared by the Company’s board of directors. As of December 31, 2025, no dividends had been declared.

Common stock reserved for future issuance

Common stock reserved for future issuance consisted of the following as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Stock options issued and outstanding	47,461,519	33,910,721
Awards available for future grant	13,524,648	13,265,858
Shares available for purchase under the ESPP	3,812,732	1,569,952
Total	64,798,899	48,746,531

ATM offerings

In August 2022, the Company entered into an Open Market Sale Agreement (the Sale Agreement) with Jefferies LLC (the Agent), pursuant to which the Company could offer and sell shares of its common stock having an aggregate offering price of up to $200 million from time to time, in an “at-the-market offering” (ATM Offering) through the Agent. Sales of the shares of common stock were made at prevailing market prices at the time of sale, or as otherwise agreed with the Agent. Pursuant to the Sale Agreement, the Agent received a commission from the Company of up to 3.0% of the gross proceeds of shares of common stock sold under the Sale Agreement. During the year ended December 31, 2024, the Company sold 9,231,114 shares of common stock at a weighted-average price of $2.37 per share under the Sale Agreement with the Agent. Proceeds from the ATM Offerings during the year ended December 31, 2024 were $21.0 million, net of commissions and expenses of $847,000.

In August 2025, the Company entered into an Amended and Restated Open Market Sale Agreement (the 2025 Sale Agreement) with the Agent, pursuant to which the Company may offer and sell shares of the Company’s common stock having an aggregate offering price of up to $200 million from time to time, in ATM Offerings through the Agent. Sales of the shares of common stock, if any, will be made at prevailing market prices at the time of sale, or as otherwise agreed with the Agent. The Agent will receive a commission from the Company of up to 3.0% of the gross proceeds of any shares of common stock sold under the 2025 Sale Agreement. During the year ended December 31, 2025, the Company did not sell any shares of common stock under the 2025 Sale Agreement.

2024 underwritten offering

In May 2024, the Company completed the sale and issuance of 99,459,458 shares of its common stock, including the exercise in full by the underwriters of their option to purchase 12,972,972 shares of its common stock, at a price to the public of $1.85 per share (the 2024 Offering). Proceeds from the 2024 Offering were $174.4 million, net of underwriting discounts and commissions and offering costs of $9.6 million.

2024 private placement

In March 2024, the Company entered into a stock purchase agreement with the purchasers named therein for the private placement of 21,844,660 shares of its common stock at a price of $2.06 per share, which closed on April 2, 2024 (the 2024 Private Placement). Proceeds from the 2024 Private Placement were $43.6 million, after deducting placement agent fees and expenses of approximately $1.4 million.

Note 10. Stock-based compensation

In July 2021, the Company's board of directors adopted and the Company's stockholders approved the Company's 2021 Incentive Award Plan (the 2021 Plan), which became effective in connection with the IPO. Upon the adoption of the 2021 Plan, the Company ceased making equity grants under its 2018 Equity Incentive Plan (the 2018 Plan). Under the 2021 Plan, the Company may grant stock options, restricted stock, restricted stock units, stock appreciation rights, and other stock or cash-based awards to individuals who are then employees, officers, directors or non-entity consultants of the Company. A total of 15,150,000 shares of common stock were initially reserved for issuance under the 2021 Plan. In addition, the number of shares of common stock available for issuance under the 2021 Plan may be increased annually on the first day of each calendar year during the term of the 2021 Plan, beginning in 2022, by an amount equal to the lesser of (i) 5% of the shares of common stock outstanding on the final day of the immediately preceding calendar year or (ii) such smaller number of shares as determined by the Company's board of directors or an authorized committee of the board of directors. As of December 31, 2025, there were 13,524,648 stock-based awards available for future grant under the 2021 Plan.

Subsequent to July 2021, no further awards will be granted under the 2018 Plan and all future stock-based awards will be granted under the 2021 Plan. To the extent outstanding options or restricted stock granted under the 2018 Plan are cancelled, forfeited, repurchased, or otherwise terminated without being exercised or becoming vested, and would otherwise have been returned to the share reserve under the 2018 Plan, the number of shares underlying such awards will be available for future grant under the 2021 Plan.

Options granted are exercisable at various dates as determined upon grant and will expire no more than ten years from their date of grant. Stock options generally vest over a four-year term. The exercise price of each option shall be determined by the Company's board of directors based on the estimated fair value of the Company's stock on the date of the option grant. The exercise price shall not be less than 100% of the fair market value of the Company's common stock at the time the option is granted. For holders of more than 10% of the Company's total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company's common stock on the date of grant and for a term that exceeds five years. Early exercise was permitted for certain grants under the 2018 Plan.

Stock options

A summary of the Company's stock option activity under the 2021 Plan and 2018 Plan is as follows (in thousands, except share and per share data and years):

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at December 31, 2024	33,910,721	$ 3.93	7.78	$ 12,989
Granted	15,078,786	1.75		
Exercised	(351,329)	1.06		
Canceled	(1,176,659)	4.30		
Outstanding at December 31, 2025	47,461,519	$ 3.24	7.55	$ 61,659
Options exercisable at December 31, 2025	26,596,323	$ 4.15	6.74	$ 25,836

The weighted-average grant date fair value of options granted for the years ended December 31, 2025 and 2024 was $1.24 and $1.31, respectively. As of December 31, 2025, the unrecognized compensation cost related to unvested stock option grants was $29.5 million and is expected to be recognized as expense over approximately 2.35 years. The intrinsic value of the options exercised for the years ended December 31, 2025 and 2024 was $482,000 and $1.1 million, respectively.

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee and nonemployee stock option grants were as follows:

	Year Ended December 31,	
	2025	2024
Risk-free interest rate	3.84%-4.43%	3.56%-4.64%
Expected volatility	79.48%-82.36%	81.36%-83.91%
Expected term (in years)	5.28-6.08	5.28-6.08
Expected dividend yield	--%	--%

Effective May 21, 2024, and in accordance with the terms of the 2021 Plan, the Company's board of directors approved a stock option repricing (the Option Repricing) whereby the exercise price of each Repriced Option (as defined below) was reduced to $2.35 per share, the closing stock price on May 21, 2024. For purposes of the Option Repricing, “Repriced Options” are 7,478,918 outstanding stock options as of May 21, 2024 (vested and unvested) granted under the 2021 Plan and held by those eligible employees of the Company identified by the Company's board of directors, excluding the Company’s Section 16 officers (the Chairman and Chief Executive Officer, the Chief Financial Officer and Chief Business Officer, the Chief Medical Officer, and the General Counsel) and the Company's board of directors.

To the extent a Repriced Option is exercised prior to the Premium End Date (as defined below), the eligible employee will be required to pay the original exercise price per share of the Repriced Options in connection with any exercise of the Repriced Option. The “Premium End Date” means the earliest of (i) May 21, 2026; (ii) the date of a change in control of the Company; (iii) the date of the eligible employee’s death or disability; or (iv) the date of the eligible employee’s termination without cause, provided that such termination without cause occurs after May 21, 2025. Except for the reduction in the exercise prices of the Repriced Options as described above, the Repriced Options will retain their existing terms and conditions as set forth in the 2021 Plan and the applicable award agreements. All repriced options will retain their original vesting schedule.

The Option Repricing resulted in $1.1 million of incremental cost, which was calculated using the Black-Scholes option pricing model, of which $559,000 of the incremental cost will be recognized on a straight-line basis through the Premium End Date, and $558,000 of the incremental cost will be recognized on a straight-line basis over the greater of the period through the Premium End Date or the remaining service period. The incremental cost is included in general and administrative expense and research and development expense on the consolidated statements of operations and comprehensive loss.

Employee stock purchase plan

In July 2021, the Company’s board of directors adopted and the Company’s stockholders approved the ESPP, which became effective in connection with the IPO. The ESPP permits participants to contribute up to a specified percentage of their eligible compensation during a series of offering periods of 24 months, each comprised of four six-month purchase periods, to purchase the Company’s common stock. The purchase price of the shares will be 85% of the fair market value of the Company’s common stock on the first day of trading of the applicable offering period or on the applicable purchase date, whichever is lower. A total of 1,260,000 shares of common stock was initially reserved for issuance under the ESPP. In addition, the number of shares of common stock available for issuance under the ESPP may be increased annually on the first day of each calendar year during the term of the ESPP, beginning in 2022, by an amount equal to the lesser of (i) 1% of the shares of common stock outstanding on the final day of the immediately preceding calendar year or (ii) such smaller number of shares as determined by the Company’s board of directors or an authorized committee of the board of directors. The Company recognized stock-based compensation expense related to the ESPP of $714,000 and $839,000 during the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the unrecognized compensation cost related to the ESPP was $1.1 million and is expected to be recognized as expense over approximately 1.49 years. As of December 31, 2025 and 2024, $67,000 and $50,000 has been withheld on behalf of employees for future purchase under the ESPP, respectively, and is included in accrued expenses and other current liabilities on the consolidated balance sheets. The Company issued and sold 589,403 and 510,729 shares under the ESPP during the years ended December 31, 2025 and 2024, respectively.

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the stock to be purchased under the ESPP were as follows:

	Year Ended December 31,	
	2025	2024
Risk-free interest rate	3.48%-4.32%	4.24%-5.39%
Expected volatility	75.24%-92.99%	68.73%-74.72%
Expected term (in years)	0.50-2.00	0.49-2.00
Expected dividend yield	--%	--%

Stock-based compensation expense

The allocation of stock-based compensation for all stock awards was as follows (in thousands):

	Year Ended December 31,	
	2025	2024
Research and development	$ 11,246	$ 13,286
General and administrative	13,653	13,687
Total	$ 24,899	$ 26,973

Note 11. Leases

Operating leases

The Company has facility leases for laboratory and office space under non-cancellable and cancellable operating leases with various expiration dates through 2032.

Lease costs were comprised of the following (in thousands):

	Year Ended December 31,	
	2025	2024
Operating lease cost	$ 7,273	$ 8,020
Variable lease cost	4,223	3,704
Sublease income	(2,916)	(1,288)
Total lease cost	$ 8,580	$ 10,436

The Company paid $6.3 million and $7.8 million in cash for operating leases, net of cash received from subleases, that is included in the operating activities section of the consolidated statements of cash flows for the years ended December 31, 2025 and 2024, respectively.

The weighted-average remaining lease term and the weighted-average discount rate of the Company’s operating leases were 6.39 years and 8.98%, respectively, at December 31, 2025. The weighted-average remaining lease term and the weighted-average discount rate of the Company’s operating leases were 7.33 years and 8.97%, respectively, at December 31, 2024. The weighted-average remaining lease term does not include any renewal options at the election of the Company.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Facility leases

In September 2020, the Company entered into a lease agreement for approximately 60,000 square feet of laboratory and office space in San Diego, California, which represented a portion of a new facility that was under construction and which was subsequently amended in March 2021 to expand the rented premises by approximately 18,000 square feet (the 2020 Lease). The construction and design of the asset was the primary responsibility of the lessor. The Company was involved in certain aspects of construction and design for certain interior features and leasehold improvements that is beneficial to the Company to better suit its business needs and intended purpose of the space. The lease is accounted for as an operating lease and commenced in August 2021. In April 2022, the 2020 Lease was modified to amend the rent commencement date from February 2022 to May 2022. The 2020 Lease, as amended, has a term of 10.75 years and includes aggregate monthly payments to the lessor of approximately $51.6 million beginning in May 2023 with a rent escalation clause, and a tenant improvement allowance of approximately $16.8 million. The Company is responsible for its share of operating expenses based on actual operating expenses incurred by the landlord. The 2020 Lease is cancellable at the Company’s request after the 84th month with 12 months written notice and a lump-sum cancellation payment of $2.5 million. The termination option has not been included in the Company's operating lease assets and liabilities. As discussed in Note 2, the Company provided a letter of credit to the lessor for $408,000, which expires July 29, 2032.

In December 2021, the Company entered into a lease agreement for approximately 30,000 square feet of office and laboratory space in South San Francisco, California. The lease is accounted for as an operating lease with the associated operating lease assets and liabilities recorded upon commencement, which occurred in July 2022. The non-cancellable operating lease has an initial term of 124 months with an option to extend the lease term by 5 years at the then-current market rates and includes aggregate monthly payments to the lessor of approximately $34.4 million beginning in November 2022 with a rent escalation clause and a tenant improvement allowance of approximately $8.2 million. The renewal option has not been included in the Company's operating lease assets and liabilities. The Company is responsible for its share of operating expenses based on actual operating expenses incurred by the landlord. The construction and design of the tenant improvements was the primary responsibility of the lessor. While the Company was involved in certain aspects of construction and design for certain interior features and leasehold improvements that is beneficial to the Company to better suit its business needs and intended purpose of the space, all construction was handled directly by the landlord. The Company was not deemed to be the accounting owner of the tenant improvements prior to or after the construction period. All payments made by the Company for landlord-owned tenant improvements were recorded as prepaid rent on the consolidated balance sheets prior to lease commencement and included in the operating lease asset upon lease commencement. The Company paid a security deposit of $874,000 in December 2021 that was recorded as other assets in the consolidated balance sheets. In July 2025, $656,000 of the security deposit was returned to the Company per the terms of the lease agreement. As of December 31, 2025, $218,000 remains as a security deposit included in other assets in the consolidated balance sheets.

In January 2024, the Company entered into an agreement to sublease the second floor of its corporate headquarters in San Diego, California (the January 2024 Sublease). Pursuant to the January 2024 Sublease, the subleased space was approximately 11,000 square feet of office space with a sublease term of three years which included an option for the subtenant to renew for an additional year and an early termination clause. In June 2025, the Company and the subtenant entered into a termination agreement that terminated the January 2024 Sublease in July 2025. In July 2024, the Company entered into an agreement to sublease the first floor of its corporate headquarters (the July 2024 Sublease). Pursuant to the July 2024 Sublease, the subleased space is approximately 18,000 square feet of office space with a sublease term of 61 months beginning in October 2024. The July 2024 Sublease includes an option for the subtenant to renew for an additional year and an early termination clause. In September 2024, the Company entered into an agreement to sublease a portion of the third floor of its corporate headquarters (the September 2024 Sublease). Pursuant to the September 2024 Sublease, the subleased space was approximately 5,000 square feet of laboratory space with a sublease term of one year, which included an option for the subtenant to renew for an additional year. In July 2025, the September 2024 Sublease was amended to: (i) add approximately 5,000 square feet of laboratory space on the third floor and approximately 11,000 square feet of office space on the second floor to the subleased space; and (ii) to extend the term of the September 2024 Sublease through December 31, 2027. The amendment to the September 2024 Sublease includes an option for the subtenant to renew for an additional year.

The Company determined the subleases to be operating leases. Therefore, the Company recognizes sublease income on a straight-line basis over the lease term in its consolidated statements of operations and comprehensive loss as a reduction to lease costs because the subleases are outside of the Company's normal business operations. The Company will continue to account for the operating lease assets and related liabilities of the original lease as it did prior to the commencement of the subleases. The Company recorded a reduction to lease costs of $2.9 million and $1.3 million related to income from these subleases during the years ended December 31, 2025 and 2024, respectively.

In connection with committing to the plan to sublease the first floor of its corporate headquarters in June 2024, the Company reassessed its asset groups for testing long-lived assets for impairment and determined the first floor operating lease assets and related property and equipment represented an asset group separate from the entity wide asset group. As of June 30, 2024, the Company concluded that the carrying value of the first floor asset group was not recoverable as it exceeded the future net undiscounted cash flows that are expected to be generated from the use and eventual disposition of the assets within the asset group. The Company determined the fair value of the first floor asset group based on the income approach using a discounted cash flow model. The cash flows used in the model were discounted using a rate of 13.5%. Based on this analysis, the Company recognized a noncash impairment charge of $4.7 million, including $2.4 million for the operating lease assets and $2.3 million for the leasehold improvements and furniture, of which $3.0 million was recorded to research and development expense and $1.7 million was recorded to general and administrative expense, during the year ended December 31, 2024. This represented a Level 3 nonrecurring fair value measurement. Calculating the fair value of the asset group involves significant estimates and assumptions, including projected future cash flows and a discount rate. Changes in the estimates and assumptions used could materially affect the amount of impairment loss recognized in the period the asset group is considered impaired. No impairment was recorded during the year ended December 31, 2025.

Future minimum lease payments and sublease receipts under operating leases as of December 31, 2025 are as follows (in thousands):

	Operating Lease Payments	Operating Sublease Receipts
Year ending December 31,		
2026	$ 9,035	$ 2,884
2027	9,199	2,970
2028	9,277	1,448
2029	9,572	1,237
2030	9,878	—
Thereafter	15,649	—
Total lease payments or sublease receipts	$ 62,610	$ 8,539
Less: Amount representing interest	(15,471)	
Operating lease liabilities	$ 47,139	

Note 12. Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. There are no matters currently outstanding for which any such liabilities have been accrued.

Strategic reprioritization

In May 2024, in connection with the execution of the Joyo License Agreement and the Medshine License Agreement, the Company approved a strategic reprioritization. The Company deprioritized its HERKULES-3 clinical trial evaluating ERAS-007 in combination with encorafenib and cetuximab (EC) in patients with EC-naïve BRAFm colorectal cancer, its THUNDERBBOLT-1 clinical trial evaluating ERAS-801 in patients with recurrent glioblastoma, and its ERAS-4 pan-KRAS program. In connection with this strategic reprioritization, the Company also approved a reduction in the Company's workforce by approximately 18%, primarily affecting employees working in certain drug discovery functions or on the deprioritized programs and trials. As a result, the Company recognized $0 and $2.2 million in total charges during the years ended December 31, 2025 and 2024, respectively, in the consolidated statements of operations and comprehensive loss based upon the underlying employees' role within the Company in connection with the reduction in force. These charges consisted primarily of one-time cash charges for termination benefits which were substantially all paid in June 2024.

Note 13. Income taxes

The components of loss before income taxes were as follows (in thousands):

	Year ended December 31,	
	2025	2024
United States	$ (124,495)	$ (161,788)
Foreign	(51)	138
Loss before income taxes	$ (124,546)	$ (161,650)

A reconciliation of income tax computed at the federal statutory income tax rate to the provision for income taxes from continuing operations by amount and percent was as follows (amounts in thousands):

	Year ended December 31, 2025		Year ended December 31, 2024	
Federal statutory income tax rate	$ (26,155)	21.0%	$ (33,947)	21.0%
State income taxes, net of federal benefit	—	—	—	—
Foreign tax effects	(2)	—	(29)	—
Tax credits				
Research and development credits	(3,420)	2.7	(3,842)	2.3
Orphan drug credits	61	—	(729)	0.5
Effects of cross-border tax laws	—	—	17	—
Change in valuation allowance	24,350	(19.6)	34,964	(21.6)
Changes in unrecognized tax benefits	672	(0.5)	914	(0.6)
Nontaxable or nondeductible items				
Stock-based compensation	1,990	(1.6)	1,337	(0.8)
Executive compensation limitation	2,071	(1.7)	1,284	(0.8)
Other	433	(0.3)	31	—
Total	$ —	—%	$ —	—%

No provision for federal, state or foreign income taxes has been recorded for the years ended December 31, 2025 and 2024.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2025 and 2024 were as follows (in thousands):

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Net operating loss carryforwards	$ 127,327	$ 70,057
Intangible assets	32,512	27,915
Capitalized research and development costs	38,545	48,795
Operating lease liabilities	13,207	10,935
Research and development credits	23,913	19,893
Contribution of common stock	4,339	3,263
Stock-based compensation	10,173	6,986
Other, net	3,494	2,417
Total deferred tax assets	253,510	190,261
Deferred tax liabilities:		
Property and equipment	(3,167)	(3,366)
Operating lease assets	(8,134)	(6,789)
Total deferred tax liabilities	(11,301)	(10,155)
Valuation allowance	(242,209)	(180,106)
Net deferred tax assets	$ —	$ —

The Company has established a valuation allowance against net deferred tax assets due to the uncertainty that such assets will be realized. The Company periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that deferred tax assets will be realizable, the valuation allowance will be reduced. The Company has recorded a full valuation allowance of $242.2 million as of December 31, 2025, as it does not believe it is more likely than not that the deferred tax assets will be realized primarily due to the generation of pre-tax book losses, the lack of feasible tax-planning strategies, the limited existing taxable temporary differences, and the subjective nature of forecasting future taxable income into the future. The Company increased its valuation allowance by $62.1 million during the year ended December 31, 2025.

At December 31, 2025, the Company had federal, California, and other state net operating loss (NOL) carryforwards of approximately $413.8 million, $576.7 million, and $4.8 million, respectively. The federal NOL carryforwards will carryforward indefinitely and can offset 80% of future taxable income each year, the California NOL carryforwards begin to expire in 2038, and the other state NOL carryforwards begin to expire in 2036.

At December 31, 2025, the Company also had federal, California, and Massachusetts research tax credit carryforwards of approximately $19.4 million, $11.0 million, and $879,000, respectively. The federal research tax credit carryforwards begin to expire in 2039, the California research tax credit carryforward does not expire and can be carried forward indefinitely until utilized, and the Massachusetts research tax credit carryforwards begin to expire in 2036.

At December 31, 2025, the Company also had federal orphan drug credit carryforwards of approximately $1.2 million. The federal orphan drug credit carryforwards begin to expire in 2043.

At December 31, 2025, the Company also had federal and California charitable contribution carryforwards of approximately $15.7 million. The charitable contribution carryforwards begin to expire in 2026.

The above NOL carryforward and the research tax credit carryforwards are subject to an annual limitation under Section 382 and 383 of the Internal Revenue Code of 1986, as amended (IRC), and similar state provisions due to ownership change limitations that have occurred which will limit the amount of NOL and tax credit carryforwards that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382 and 383, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percentage points over a three-year period. The Company has not completed an IRC Section 382/383 analysis regarding the limitation of net operating loss and research and development credit carryforwards. If a change in ownership were to have occurred, additional NOL and tax credit carryforwards could be eliminated or restricted. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, related to the Company's operations in the United States will not impact the Company's effective tax rate.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more likely than not recognition at the effective date to be recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2025 and 2024, excluding interest and penalties, was as follows (in thousands):

	Year ended December 31,	
	2025	2024
Balance at the beginning of the year	$ 5,411	$ 4,096
Increase (decrease) related to prior year positions	239	(28)
Increase related to current year positions	862	1,343
Balance at the end of the year	$ 6,512	$ 5,411

Included in the balance of unrecognized tax benefits as of December 31, 2025 is $6.0 million that, if recognized, would reduce the Company's annual effective tax rate, subject to valuation allowance.

The Company has filed income tax returns in Australia, the United States, California, and various other state jurisdictions. The Company is not currently under examination in any of these jurisdictions, and all of the Company's tax years remain effectively open in all jurisdictions to examination due to net operating loss carryforwards. The Company's policy is to recognize interest expense and penalties related to income tax matters as tax expense. For the years ended December 31, 2025 and 2024, the Company has not recognized any interest or penalties related to income taxes.

On July 4, 2025, the One Big Beautiful Bill Act (OBBBA), a budget reconciliation package that changes the US federal income tax laws was signed into law. In addition to extending various expiring provisions from the Tax Cuts and Jobs Act (TCJA) of 2017, the OBBBA restores the tax deductibility of domestic research and development expenses in the year incurred. These expenses had been required under the TCJA to be capitalized and subsequently amortized over five years. The OBBBA did not change the tax treatment of expenses incurred in research and development activities conducted outside the United States, which expenses continue to be required to be capitalized and amortized over 15 years. The Company has evaluated the effects of the legislation and has determined that the enactment of the OBBBA did not have a material impact on the Company's consolidated financial statements and related disclosures.

Note 14. Net loss per share

The following table summarizes the computation of basic and diluted net loss per share of the Company (in thousands, except share and per share data):

	Year Ended December 31,	
	2025	2024
Net loss	$ (124,546)	$ (161,650)
Weighted-average shares of common stock used in computing net loss per share, basic and diluted	283,533,696	233,817,916
Net loss per share, basic and diluted	$ (0.44)	$ (0.69)

The Company’s potentially dilutive securities, which include options to purchase common stock and shares purchasable under the ESPP, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential common shares, presented as amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	December 31, 2025	December 31, 2024
Options to purchase common stock	47,461,519	33,910,721
Estimated shares purchasable under the ESPP	1,341,643	612,358
Total potentially dilutive shares	48,803,162	34,523,079

Note 15. Retirement plan

The Company sponsors an employee savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the Internal Revenue Service annual contribution limit. The Company provides a safe harbor contribution of 3.0% of the employee’s compensation, not to exceed eligible limits. For the years ended December 31, 2025 and 2024, the Company incurred $857,000 and $927,000 in expenses related to the safe harbor contribution, respectively.

Note 16. Related party transactions

As of December 31, 2025 and 2024, the Company's equity investment in Affini-T was fair valued at $0. No adjustment was made to the value of the Company's equity investment in Affini-T during the year ended December 31, 2025. Impairment adjustments of $2.2 million were recorded during the year ended December 31, 2024 to other expense, net in the consolidated statements of operations and comprehensive loss related to the value of the Company's equity investment in Affini-T (see Note 3). One of the Company’s board members was also a member of the board of Affini-T.

Note 17. Segment Information

The Company operates and manages its business as a single operating and reportable segment focused on the discovery and development of precision medicines for the benefit of patients with cancer. The Company's CODM is the chief executive officer and the CODM manages and allocates resources to the Company on a consolidated basis. Managing and allocating resources on a consolidated basis enables the CODM to assess the overall level of resources available, including cash, cash equivalents, and marketable securities, and how to best deploy these resources based on unmet medical need, scientific data, probability of successful development, market potential, and other considerations to best support the long-term growth of its business.

The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the segment based on net loss, which is reported on the consolidated statements of operations and comprehensive loss as consolidated net loss. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

To date, the Company has not generated any product revenue. The Company expects to continue to incur significant expenses and operating losses for the foreseeable future as it advances product candidates through all stages of development and clinical trials and, ultimately, seek regulatory approval.

The CODM uses cash forecast models in deciding how to invest into the segment. Such cash forecast models are reviewed to assess the consolidated operating results and performance. Net loss is used to monitor budget versus actual results. Monitoring budgeted versus actual results is used in assessing performance of the segment and in establishing cash forecast models. Significant segment expenses provided to the CODM are the same as presented on the consolidated statements of operations and comprehensive loss as research and development expenses and general and administrative expenses.

Note 18. Subsequent events

Option grants

From January 1, 2026 through the date of the filing of this Annual Report on Form 10-K, the Company granted options to purchase an aggregate of 11,722,459 shares of its common stock to employees and board members at a weighted-average exercise price of $10.26 per share.

2026 underwritten offering

In January 2026, the Company completed the sale and issuance of 25,875,000 shares of its common stock, including the exercise in full by the underwriters of their option to purchase 3,375,000 shares of its common stock, at a price to the public of $10.00 per share. The aggregate net proceeds from the 2026 Offering were $242.7 million, net of underwriting discounts and commissions and offering costs of $16.1 million.

Worldwide license option exercise under the Joyo License Agreement

In March 2026, the Company sent Joyo notice that the Company was exercising its option to expand its territory under the Joyo License Agreement to include mainland China, Hong Kong, and Macau, and based on feedback from Joyo that it had dosed the first patient in a Phase 2 clinical trial, the Company made the corresponding $150.0 million payment (less applicable withholding amounts) to effect the territory expansion.

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
3.1	Amended and Restated Certificate of Incorporation of Erasca, Inc.	8-K	7/20/2021	3.1	
3.2	Amended and Restated Bylaws of Erasca, Inc.	8-K	7/20/2021	3.2	
4.1	Specimen stock certificate evidencing the shares of common stock	S-1	6/25/2021	4.1	
4.2	Amended and Restated Stockholders Agreement, dated April 15, 2020, by and among the Registrant and certain of its stockholders	S-1	6/25/2021	4.2	
4.3	Description of Securities	10-K	3/24/2022	4.3	
10.1#	Erasca, Inc. 2021 Incentive Award Plan and form of stock option agreement and form of restricted stock unit agreement thereunder	S-1/A	7/12/2021	10.2	
10.2#	Erasca, Inc. 2021 Employee Stock Purchase Plan	S-1/A	7/12/2021	10.3	
10.3#	Erasca, Inc. Severance and Change in Control Severance Plan and Summary Plan Description	S-1/A	7/12/2021	10.4	
10.4#	Employment Letter Agreement, dated August 18, 2020, by and between Michael D. Varney, Ph.D. and the Registrant	S-1	6/25/2021	10.9	
10.5#	Scientific Advisory Board Agreement, dated August 15, 2020, by and between Michael D. Varney, Ph.D. and the Registrant	S-1	6/25/2021	10.10	
10.6#	Amended and Restated Employment Letter Agreement, dated July 9, 2021, by and between Jonathan E. Lim, M.D. and the Registrant	S-1/A	7/12/2021	10.13	
10.7#	Amended and Restated Employment Letter Agreement, dated July 9, 2021, by and between David M. Chacko, M.D. and the Registrant	S-1/A	7/12/2021	10.14	
10.8#	Amended and Restated Employment Letter Agreement, dated April 10, 2023, by and between Shannon R. Morris, M.D., Ph.D. and the Registrant	10-Q	8/10/2023	10.1	
10.9#	Amended and Restated Employment Letter Agreement, dated July 9, 2021, by and between Ebun S. Garner and the Registrant	S-1/A	7/12/2021	10.16	
10.10#	Erasca, Inc. Non-Employee Director Compensation Program	10-Q	5/13/2025	10.1	
10.11#	Form of Indemnification Agreement for Directors and Officers	S-1/A	7/12/2021	10.17	
10.12†	Lease Agreement, dated September 29, 2020 by and between ARE-SD Region No. 23, LLC and the Registrant, as amended	10-Q	5/12/2022	10.2	
10.13	Amended and Restated Open Market Sale Agreement, dated August 12, 2025, by and between Jefferies LLC and the Registrant	S-3	8/12/2025	1.2	
10.14†	License Agreement, dated May 15, 2024, by and between Guangzhou Joyo Pharmatech Co., Ltd. and the Registrant	10-Q	8/12/2024	10.1	
10.15†	License Agreement, dated May 14, 2024, by and between Medshine Discovery Inc. and the Registrant	10-Q	8/12/2024	10.2	
10.16	Underwriting Agreement, dated January 21, 2026, by and among the Registrant and J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Jefferies LLC and Evercore Group L.L.C., as representatives of the several underwriters named therein	8-K	1/22/2026	1.1	

19.1	Insider Trading Compliance Policy and Procedures	10-K	3/20/2025	19.1	
23.1	Consent of KPMG LLP, independent registered public accounting firm				X
31.1	Certification of Chief Executive Officer of Erasca, Inc., as required by Rule 13a-14(a) or Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
31.2	Certification of Chief Financial Officer of Erasca, Inc., as required by Rule 13a-14(a) or Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
97	Erasca, Inc. Policy for Recovery of Erroneously Awarded Compensation	10-K	3/27/2024	97	
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.				X
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents				X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)				X

\# Indicates management contract or compensatory plan.
† Portions of this exhibit have been omitted for confidentiality purposes.

* This certification is deemed not filed for purpose of section 18 of the Exchange Act or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Erasca, Inc.

Date: March 12, 2026

By: /s/ Jonathan E. Lim
Jonathan E. Lim, M.D.
Chairman, Chief Executive Officer and Co-Founder

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Jonathan E. Lim **Jonathan E. Lim, M.D.**	Chairman, Chief Executive Officer and Co-Founder (Principal Executive Officer)	March 12, 2026
/s/ David M. Chacko **David M. Chacko, M.D.**	Chief Financial Officer and Chief Business Officer (Principal Financial and Accounting Officer)	March 12, 2026
/s/ James A. Bristol **James A. Bristol, Ph.D.**	Director	March 12, 2026
/s/ Alexander W. Casdin **Alexander W. Casdin**	Director	March 12, 2026
/s/ Julie Hambleton **Julie Hambleton, M.D.**	Director	March 12, 2026
/s/ Valerie Harding-Start **Valerie Harding-Start, Ph.D.**	Director	March 12, 2026
/s/ Pratik S. Multani **Pratik S. Multani, M.D.**	Director	March 12, 2026
/s/ Jean I. Liu **Jean I. Liu, J.D.**	Director	March 12, 2026
/s/ Michael D. Varney **Michael D. Varney, Ph.D.**	Director and Chair of Research and Development	March 12, 2026